Exhibit 99.1

Annual Meeting April 13, 2022 | Bank of Montreal Notice of Annual Meeting of Shareholders and Management Proxy Circular BMO

Notice of Annual Meeting of Shareholders

You’re invited to attend BMO’s 2022 annual meeting of shareholders.

How to attend

Due to the continued unpredictable impacts of the COVID-19 pandemic, we have received a court order to allow us to hold our 2022 annual meeting virtually again this year. You can participate in the virtual meeting by logging on to the webcast. Subject to public health guidelines and compliance with our health and safety protocols, the meeting may also have a limited in-person option at our Institute for Learning (IFL), 3550 Pharmacy Avenue, Toronto, Ontario. Please see the inside back cover of this circular for a map and directions.

Please monitor our website (www.bmo.com/main/about-bmo/investor-relations/annual-general-meeting), and our transfer agent’s website (www.envisionreports.com/BMO2022), for updates, including whether a limited in-person option will be available.

Date and time Wednesday, April 13, 2022 9:30 a.m. Eastern time	Webcast: https://web.lumiagm.com/430936956 Enter password: bmo2022 (case sensitive)	In person *Subject to public health guidelines and compliance with our health and safety protocols: BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who can vote

You can vote if you held BMO shares as of the close of business on February 14, 2022, except as noted on page 4. You have one vote per share. There were 648,479,455 common shares outstanding on February 14, 2022, but there may be fewer eligible votes because of voting restrictions – see page 4.

How to vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual meeting by logging on to the webcast, or in-person if in person attendance is permitted. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares (see page 5 for details).

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:

by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)	by email service@computershare.com

2022 meeting agenda

	Board recommendation	Read more

1. Receive BMO’s consolidated financial statements for the year ended October 31, 2021 and the auditors’ report	> Download a copy at www.bmo.com	page 2

2. Elect the board of directors	> Vote FOR each nominated director	page 2

3. Appoint the auditors	> Vote FOR	page 2

4. Vote (on an advisory basis) on our approach to executive compensation	> Vote FOR	page 3

5. Consider the shareholder proposals to be voted on, where properly introduced at the meeting	> Vote AGAINST	page 3

You will also consider any other business that is properly brought before the meeting.

In order for items 2, 3, 4 and 5 to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of the shareholder vote on items 4 and 5 are non-binding, but they will influence the board’s consideration of these matters.

Please take a moment to vote. Your participation is important to us.

Barbara M. Muir

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

By order of the board of directors

March 1, 2022

How to ask questions at the meeting You can ask questions during the webcast, in person, or by sending them to us before the meeting:

Where to get a copy of the 2022 meeting materials

We’re making the management proxy circular available online instead of by mail according to a set of rules developed by the Canadian Securities Administrators called notice and access, and pursuant to an exemption received from the Office of the Superintendent of Financial Institutions. We are also using notice and access to deliver our annual report to beneficial shareholders. If you’ve already given us instructions to send you printed documents, your meeting materials are attached to this notice.

You can download the circular and annual report on our transfer agent’s website (www.envisionreports.com/BMO2022), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting), or on SEDAR (www.sedar.com). If you prefer to have a paper copy, contact our transfer agent, Computershare, and they will send you a copy.

Check in regularly for information updates

Updates on how to vote and participate at the meeting will be posted on our transfer agent’s website (www.envisionreports.com/BMO2022), on our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting), and on SEDAR (www.sedar.com). Please be sure to check in regularly.

corp.secretary@bmo.com
Bank of Montreal Corporate Secretary’s Department 100 King Street West 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1

Look for more information online

www.bmo.com/corporategovernance

2022 Management Proxy Circular	2021 Annual Report	2021 Sustainability Report and Public Accountability Statement	2021 Climate Report	2021 Voting results

Management Proxy Circular

Message to shareholders

Dear Fellow Shareholders,

The Annual Meeting of Shareholders this year is scheduled to be held on Wednesday, April 13, 2022. We encourage you to take this opportunity to participate in the governance of your company. You will hear directly from management and elect the Board of Directors, which makes the annual meeting the best and most practical way to learn how the Bank performed over the previous fiscal year and our ambition for our future. As we write this letter, we do not yet know if you will be able to attend in person; we will once again be guided by public health and safety guidelines and protocols. We thank you, our shareholders, for your agility and patience as we have adapted each year to making the Annual Meeting as accessible to you as possible.

The business to be conducted is set out in the pages of this Notice of Meeting and Management Proxy Circular.

We encourage you to read this document in combination with our 2021 Annual Report, which lays out the Bank’s financial performance for the fiscal year ended October 31, 2021. Please also review our 2021 Sustainability Report and Public Accountability Statement, and our Climate Report, which describe the impact we make as we live our Purpose – to Boldly Grow the Good in business and life – and our commitments for a thriving economy, a sustainable future and an inclusive society.

Despite the ongoing impact of the pandemic, we delivered very competitive performance in Fiscal 2021. Our diversified business mix across personal and commercial banking, wealth management and capital markets enabled us to deliver strong, well-balanced results. While the need to respond to emerging pandemic threats remains present, we are confident that the global economy will continue to improve in the year ahead. In the meantime, we are standing by our clients, offering them the support they need both to manage financial stress and participate in the economic recovery from the pandemic, and to continue to make progress.

George A. Cope, Chair of the Board	Darryl White Chief Executive Officer

In Fiscal 2021, BMO reported adjusted earnings per share of $12.96, an increase of 68% from Fiscal 2020 and well ahead of Fiscal 2019, the last full year of pre-pandemic earnings. We’re proud of our achievements over the past three years in significantly improving our efficiency ratio, our return on equity and our positive operating leverage. With continued outperformance in risk management and a CET1 Ratio of 13.7%, we are poised for growth and for increasing shareholder returns. We ended the year announcing a 25% increase in our dividend, extending BMO’s unbroken dividend record since 1829. We accelerated our Digital First Strategy providing customers greater convenience and ease in their interactions with us.

We begin the new year with the natural next step in our North American growth strategy, the announcement of our intention to acquire California-based Bank of the West, which is expected to close in calendar 2022, subject to regulatory approval. It will be the largest acquisition in BMO’s history and will secure our position as one of North America’s most important banking franchises.

As was discussed in the Annual Report, we now have balanced representation on the Board of Directors from both Canada and the United States, which aligns with our emphasis on competing vigorously on both sides of the border. As you consider the nominees who will stand for election to the board on April 13, you will see that six nominees are American and seven are Canadian. You will also see that six nominees are women and seven are men. Good governance starts with them. We get the board composition and structure right by having well-informed leaders with diverse backgrounds, relevant experience, and independence from management. We thank our shareholders for their support.

We hope you will participate in this year’s Annual Meeting. Please take the time to review the valuable information included in this Management Proxy Circular, where you will also find an explanation of the voting instructions. We encourage you to vote on the various business matters in advance of the meeting. Your participation matters to your Board of Directors and the management team. We hope you can join us on April 13.

George A. Cope	Darryl White
February 14, 2022

Guide to the 2022 management proxy circular

In this circular:

•	we, our, us, BMO and the bank mean Bank of Montreal and our subsidiaries
•	you, your and shareholder refer to holders of BMO common shares
•	shares means BMO common shares
•	circular means this management proxy circular
•	board means BMO’s board of directors

Information in this circular is as at February 14, 2022 and in Canadian dollars, unless indicated otherwise.

What we’re discussing at our 2022 annual meeting, important information about voting, and details about the proposed board.	▶	1	The Annual Meeting 2 2 2022 Meeting Agenda 4 Voting Instructions 8 About the Nominated Directors

All about our board and corporate governance practices, and how these are integral to our performance and long-term sustainability.	▶	2	Governance 16 17 About the Board of Directors 24 Building an Effective Board 34 Director Compensation 36 2021 Committee Reports

How executive compensation effectively links bank results, compensation for executives, financial returns to shareholders, and our commitment to pursuing growth responsibly and sustainably.	▶	3

Executive Compensation 41

42 Message from the Chair of the Human Resources Committee

47 Compensation Governance and Oversight

50 BMO’s Approach to Executive Compensation

62 2021 Performance and Compensation

76 Executive Compensation Tables and Other Financial Information

Administrative information and the board’s mandate.	▶	4	Other Information 87

The shareholder proposals received this year, including the four being voted on.	▶	5	Shareholder Proposals 90

Bank of Montreal Management Proxy Circular 2022	1

THE ANNUAL MEETING

2022 Meeting Agenda

1. Receive BMO’s financial statements

Our consolidated financial statements for the year ended October 31, 2021 are available in our 2021 Annual Report on our website at www.bmo.com and in our profile on SEDAR at www.sedar.com.

2. Elect the board of directors

Shareholders will elect 13 directors to the board this year. Each nominated director is experienced and qualified to serve on our board. You can read about each nominee beginning on page 9.

All of the 13 nominees were elected at our 2021 annual meeting and are standing for re-election, to hold office for a term of one year until our next annual meeting or until their successors are elected or appointed.

If, for any reason, at the time of the meeting any nominee is unable to serve, your proxyholder can vote for a substitute nominee at their discretion, unless you have specified otherwise on your proxy or voting instruction form. You can read more about voting beginning on page 4.

The board recommends you vote FOR each nominee.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for all of the nominees listed in this circular.

Majority voting for directors

Our Majority Voting Policy requires a director standing for election or re-election in an uncontested election to offer to resign if he or she receives more withhold votes than for votes. The Governance and Nominating Committee will review the matter and recommend to the board to accept the resignation unless there are exceptional circumstances. The nominee will not participate in the discussions.

3. Appoint the auditors

The board proposes that KPMG LLP be appointed as the shareholders’ auditors for the 2022 fiscal year. KPMG LLP has been one of BMO’s auditing firms since 1990 and became our sole auditing firm on November 1, 2003.

Auditors’ fees

The table below shows the fees paid to KPMG LLP for the fiscal years ended October 31, 2021 and 2020:

The board recommends you vote FOR the appointment of KPMG LLP as auditors.

If you have selected the BMO representatives (George Cope or Darryl White) as your proxyholder and have not specified your voting instructions, they will vote for the appointment of KPMG LLP as auditors.

Fees ($ millions) (1)	2021	2020
Audit fees based on applicable Canadian securities laws and U.S. SEC definitions	$25.2	$22.3
Audit-related fees Includes fees paid for specified procedures on the circular and other services, and French translation of financial statements, related continuous disclosures and other public documents containing financial information	3.4	2.9
Tax fees	0.1	0.1
All other fees Includes other fees paid by BMO-managed investment company complexes	1.3	1.5
Total	$30.0	$26.8
(1) The classification of fees is based on applicable Canadian securities laws and U.S. Securities and Exchange Commission definitions.

Certain comparative figures have been reclassified to conform with the current year’s presentation.

2	Bank of Montreal Management Proxy Circular 2022

Auditor independence

We have a strict policy limiting other services that the auditors can provide to the bank. The Audit and Conduct Review Committee (or its delegate) pre-approves all services to be provided by the auditors following our Auditor Independence Standard, either case by case, or in annual budgets for specific services. This helps protect the audit function from conflicts of interest and helps ensure auditor independence. A rigorous process ensures that all services provided by the auditors comply with our standard as well as professional standards and securities regulations, including mandatory audit partner rotation.

4. Vote (on an advisory basis) on our approach

to executive compensation

We are asking you to vote on the way we compensate our executives.

BMO’s success depends on the strength and performance of its people. The executive compensation program is designed to support our Purpose and strategic priorities, and tie executive rewards to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

This vote is advisory and non-binding, but the results will influence how the Human Resources
Committee looks at executive compensation in the future.

The board recommends you vote
FOR our approach to executive
compensation.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote for this resolution.

Last year 95.11% of the votes cast at
our 2021 annual meeting of
shareholders were for our approach to
executive compensation.

You will vote on the following resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular delivered in advance of our 2022 annual meeting of shareholders.

If you have questions or comments about our executive compensation program, you can contact the Corporate Secretary’s department or communicate directly with the board of directors (see page 23 for details).

5. Consider the shareholder proposals

The Mouvement d’éducation et de défense des actionnaires (MÉDAC) submitted seven shareholder proposals, of which three are being voted on, to the bank to be included in this management proxy circular. Harrington Investments, Inc. submitted one shareholder proposal to the bank to be included in this management proxy circular and voted on. The B.C. General
Employees’ Union General Fund and B.C. General Employees’ Union Defence Fund (BCGEU)
have jointly submitted one shareholder proposal to the bank. The Shareholder proposals submitted for your vote, where properly introduced at the meeting, along with the Bank’s responses to them, are set out starting at page 90.

Following discussions with the bank, MÉDAC has agreed not to submit four of its proposals to a shareholder vote. The bank has agreed to include MÉDAC’s proposals in the circular for information purposes only. They are reproduced in full, along with the bank’s responses to them, starting on page 94. These proposals are not part of the formal business of the meeting.

Following discussions with the bank, BCGEU agreed not to submit its proposal to a shareholder vote. A summary of the proposal and the conditions for withdrawal are found on page 100.

See page 90 for the complete text of each shareholder proposal and our response.

The board recommends you
vote AGAINST the shareholder
proposals.

If you have selected the BMO
representatives (George Cope or Darryl
White) as your proxyholder and have
not specified your voting instructions,
they will vote against these proposals.

How to submit a shareholder proposal

If you would like to submit a proposal for the next annual meeting, we must receive it by November 16, 2022.

You’ll find instructions for submitting director nominations in the board’s Proxy Access Policy, on our website at www.bmo.com/home/about/banking/corporate-governance/select-documents.

Bank of Montreal Management Proxy Circular 2022	3

Voting Instructions

The health and well-being of our employees, clients, investors and communities is our collective priority. As a result of the continued unpredictable impacts of the COVID-19 pandemic, and in consideration of the evolving protocols from public health and government authorities, we have decided, and received a court order to permit us, to hold our 2022 annual meeting virtually again this year. You can participate in the virtual meeting by logging on to the webcast. Subject to public health guidelines and compliance with our health and safety protocols, the meeting may also have a limited in-person option at BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario.

Date and time	Webcast:
Wednesday, April 13, 2022 9:30 a.m. Eastern time	https://web.lumiagm.com/430936956 Enter password: bmo2022 (case sensitive)
In person*Subject to public health guidelines and compliance with our health and safety protocols: BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario

Who Can Vote

You can vote if you held BMO shares as of the close of business on February 14, 2022, except as noted below. You have one vote per share.

The following shares cannot be voted (unless approved by the Minister of Finance):

•	shares beneficially owned by:
•	the Government of Canada or any of its agencies
•	the government of a province or any of its agencies
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies
•	any person who has acquired more than 10% of any class of BMO shares
•	shares owned by a person, or an entity controlled by a person, who beneficially owns shares representing more than 20% of the eligible votes that can be cast at the meeting.

There were 648,479,455 common shares outstanding on February 14, 2022. To the knowledge of BMO’s directors and officers, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of our outstanding shares as at that date.

Soliciting your proxy

Management has provided access to or, if requested, sent you this management proxy circular to encourage you to vote at BMO’s 2022 annual meeting.

We solicit proxies by mail, but our outside agency, Morrow Sodali (Canada) Ltd. may also contact you by mail, email or phone to ask you to vote. BMO pays for the costs of the proxy solicitation. We expect to pay approximately $40,000 to Morrow Sodali (Canada) Ltd. for their services, plus any related expenses. You can reach them toll-free at 1-888-999-1787 or by email at inquiries@morrowsodali.com.

Your vote is confidential

Computershare counts all proxy votes, and will only discuss them with the bank when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

What You’ll be Voting On

You will vote on the four items listed below and consider any other business that is properly brought before the meeting. In order for each of these items to be approved by shareholders, they require a majority (more than 50%) of the votes cast to be FOR the item. The results of any shareholder vote on the advisory and shareholder proposals are non-binding, but they will influence the board’s consideration of these matters.

	Board recommendation	Read more
Elect the board of directors You can vote for or withhold	> Vote FOR each nominated director	page 2
Appoint the auditors You can vote for or withhold	> Vote FOR	page 2
Vote (on an advisory basis) on our approach to executive compensation You can vote for or against	> Vote FOR	page 3
Consider the shareholder proposals to be voted on, where properly introduced at the meeting Vote for, against or abstain	> Vote AGAINST	page 3

4	Bank of Montreal Management Proxy Circular 2022

How to Vote

You can vote in advance by proxy or voting instruction form, or vote in real-time at the virtual or, if available, in person meeting. Voting using the form you received is the easiest way to vote. How you cast your vote depends on how you hold your shares.

If you hold your BMO shares directly or through BMO’s Employee Share Ownership Plan, Employee Share Purchase Plan or 401(k) Savings Plan

You have received a proxy form or voting instruction form from Computershare.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your form, signing it, and sending it to Computershare.

Provide your voting instructions online by going to www.investorvote.com and following the instructions.
Call 1-866-732-VOTE (8683) (toll-free)
Mail your signed form in the envelope provided (or mail it to Bank of Montreal, c/o Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1)
or
Fax your signed form to 1-866-249-7775 (toll-free in Canada and the United States) 1-416-263-9524 (outside North America)

You will need your 15-digit control number on your form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. Computershare must receive your voting instructions by no later than 5:00 p.m. (Eastern time) on April 11, 2022 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

To vote at the virtual meeting:

•	Log in online at https://web.lumiagm.com/430936956. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 15-digit control number on your proxy form (your username)
•	Enter your password: bmo2022 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to vote in person, if we hold a limited in person meeting:

If you wish to vote in person at the meeting, do not complete or return the enclosed proxy form but bring it with you to the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

How to change your vote

If you change your mind after you’ve voted in advance, you must deliver a signed written notice changing your instructions to one of the following:

•	our Corporate Secretary before 5:00 p.m. (Eastern time) on April 11, 2022 (or if the meeting is adjourned, the second last business day before it is reconvened) at the address, fax number or email on page 88 of this circular
•	the Chair of the Board before the meeting starts or any adjourned meeting reconvenes.

You can also change your vote by voting at the virtual meeting (see the instructions above).

About proxyholders

You can appoint someone to be your proxyholder by writing their name in the space provided on your form or, if you’re providing your voting instructions online, by following the online instructions. This person does not need to be a BMO shareholder. Make sure they understand they must attend the meeting and vote for you, following your voting instructions. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, your proxyholder can decide how to vote.

After you have appointed your proxyholder:

1.	Very important additional step to vote at the virtual meeting – Register their name and contact information with Computershare by going to www.computershare.com/BankofMontreal
2.	Computershare will confirm their registration and send them an email, the day before the meeting, with a 4-alpha character code (their username)
3.	Your proxyholder can vote online following the instructions on page 6.

If we hold a limited in person meeting, please ensure your proxyholder registers with our transfer agent, Computershare Trust Company of Canada when they arrive at the meeting. If you don’t appoint a proxyholder, George Cope or Darryl White, directors of the bank, will be your proxyholder. If you properly complete and return your proxy form or voting instruction form but do not include voting instructions, they will vote for you as follows:

•	for each nominated director
•	for appointing the auditors
•	for our approach to executive compensation
•	against each shareholder proposal.

If there are other items brought before the meeting, your proxyholder will decide how to vote.

Have questions about voting? Contact our transfer agent, Computershare Trust Company of Canada:
by phone 1-800-340-5021 (toll-free in Canada and the United States) 1-514-982-7555 (outside North America)

by email service@computershare.com

Bank of Montreal Management Proxy Circular 2022	5

If you hold your shares through a bank or broker (your intermediary)

You are a non-registered shareholder, and you received a voting instruction form from your intermediary. Most BMO shareholders are non-registered.

We may not have records of your shareholdings as a non-registered shareholder—make sure you follow the instructions on your voting instruction form to vote.

How to vote in advance

Send your voting instructions online, by phone or by completing all sections of your voting instruction form, signing it, and sending it to your intermediary following the instructions below, or the instructions on the form. Your intermediary will vote on your behalf, following the voting instructions you provide.

Provide your voting instructions online by going to www.proxyvote.com and following the instructions

Call 1-800-474-7493 / 1-800-474-7501 (French) (toll-free in Canada and the United States)
or
Mail your signed form in the envelope provided

You will need your 16-digit control number on your voting instruction form to provide your voting instructions online or by phone.

Be sure to send in your voting instructions right away. For your vote to count, your intermediary needs to receive your voting instructions in enough time to send them to Computershare. Computershare must receive your voting instructions from your intermediary by no later than 5:00 p.m. (Eastern time) on April 11, 2022 (or if the meeting is adjourned, the second last business day before it is reconvened).

How to vote at the virtual meeting

Before the virtual meeting you need to:

1.

Appoint yourself as proxyholder by writing your name in the space provided on your voting instruction form, and signing the form. Do not complete the voting section of the form because you will be voting at the virtual meeting

2.	Send your voting instruction form to your intermediary following the instructions on the form

3.

Very important additional step: Register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal. Computershare will send you an email, the day before the meeting, with a 4-alpha character code (your username)

4.	Vote at the virtual meeting:
•	Log in online at https://web.lumiagm.com/430936956. We recommend that you log in at least fifteen minutes before the meeting starts
•	Click “I have a login” and then enter the 4-alpha character code you received by email from Computershare (your username).
•	Enter your password: bmo2022 (case sensitive)
•	Follow the instructions to access the meeting, and vote when prompted

How to vote in person, if we hold a limited in person meeting:

If you wish to vote in person at the meeting, insert your name in the space provided for the proxyholder appointment on the voting instruction form, and return it as instructed by your intermediary. If no space is provided for you to insert your name on the form as proxyholder, please contact your intermediary for instructions. Do not complete the voting section of the voting instruction form, since you will vote in person at the meeting. When you arrive at the meeting, please register with our transfer agent, Computershare Trust Company of Canada.

We also encourage you to appoint yourself as proxyholder and register your name and contact information with Computershare by going to www.computershare.com/BankofMontreal so that in the event you do not attend in person, you may still vote virtually.

How to change your vote

If you change your mind after you’ve sent your voting instructions, or you decide to vote at the virtual meeting, contact your intermediary to find out what to do.

Important Information for non-registered shareholders located in the United States

If you are a non-registered shareholder located in the United States, and you wish to appoint yourself or a third party as a proxyholder, you must first obtain a valid legal proxy from your intermediary and register your proxyholder with Computershare. To do so, you should follow these steps:

•	Follow the instructions on the voting instruction form sent to you by your intermediary. Mark the appropriate box on the voting instruction form to confirm you wish to attend the meeting and vote these shares. Return the voting instruction form in a manner permitted by your intermediary by the required deadline thereby requesting a legal proxy to be sent to you. Please contact your intermediary if you do not receive the legal proxy or if you have any questions.
•	After you receive a valid legal proxy form from your intermediary, you must submit such legal proxy form to Computershare. You can submit your proxy: (a) by email to: USLegalProxy@computershare.com (Subject Line: Legal Proxy); or (b) by courier to Computershare Trust Company of Canada, 100 University Avenue, 8th Floor, Attn: Legal Proxy, Toronto, Ontario M5J 2Y1 and in both cases it must be received no later than 5:00 p.m. (ET) on April 11, 2022.
•	You will receive a confirmation of your registration by email after Computershare receives your registration materials.
•	Please note that you are then required to register your appointment as a proxyholder at www.computershare.com/BankofMontreal as noted (How to vote at the virtual meeting).

Without following this process, the appointed proxyholder will only be able to log in to the meeting as a guest and will not be able to vote or otherwise participate or exercise rights as proxyholder at the meeting, including not being able to move a shareholder proposal. However, if you have received confirmation of registration of your legal proxy, your appointed proxyholder may attend and participate in person at the meeting.

6	Bank of Montreal Management Proxy Circular 2022

Important information about the virtual meeting and asking questions

Voting at the meeting

•	You need a username to vote at the meeting. Otherwise you can only attend as a guest. Please follow the instructions above to get a username if you want to vote (How to vote at the virtual meeting).
•	You cannot vote if you dial in by telephone. You must log onto the webcast and be connected to the internet at all times to vote at the meeting.
•	If you hold shares in several accounts, make sure you appoint yourself as the proxyholder for all accounts, so you receive only one 4-alpha character code (one username). Otherwise, you will have to sign in on separate devices for each account.
•	It is your responsibility to make sure you are connected for the entire meeting. You should allow plenty of time to check into the meeting online. You’ll find more information in our virtual meeting guide, including a list of compatible web browsers. You can download a copy on SEDAR (www.sedar.com), on our transfer agent’s website (www.envisionreports.com/BMO2022) or from our website (www.bmo.com/home/about/banking/investor-relations/annual-general-meeting).

Important information about moving a shareholder proposal

Moving a shareholder proposal

Only registered shareholders or duly appointed proxyholders may move a shareholder proposal. If you are a non-registered shareholder, you must follow the instructions above to appoint yourself as proxyholder, including special instructions for non-registered shareholders located in the United States. If a shareholder proposal has not been duly moved at the meeting, it cannot proceed to a vote unless waived by the Chair who will do so in exceptional circumstances only.

Asking questions

•	Both online and in person, shareholders or their proxyholders may submit questions in real time. During the live webcast, questions or comments may be submitted online at anytime during the meeting until the Chair of the meeting closes the question and answer session.
•	To ensure fairness for all, the Chair of the meeting will decide on the order questions are responded to, and the amount of time allocated to each question. The Chair can edit or reject questions considered inappropriate. If your question is related to a personal matter, a BMO representative will contact you after the meeting.
•	We will do our best to respond to all your questions during the meeting. Any questions not answered during the meeting will be answered following the meeting.
•	Meeting Minutes will be posted on www.bmo.com/home/about/banking/investor-relations/annual-general-meeting after the meeting.

Attending as a guest

•	Guests cannot vote at the meeting. If you have appointed a proxyholder (other than yourself), you can still attend the meeting, but you MUST attend as a guest. If you access the meeting as a registered shareholder, your previous voting instructions will be revoked.

Bank of Montreal Management Proxy Circular 2022	7

About the Nominated Directors

An effective board is independent, qualified and diverse. Directors must have appropriate skills and be committed to the role. Having the right mix of directors leads to better decision-making and more effective oversight.	What you’re voting on You’re electing 13 directors to hold office for a one-year term. All of the 13 nominated directors currently serve on the board. The board recommends you vote FOR each nominee.

Independence

All of the nominees are independent except Darryl White, because he is our Chief Executive Officer. Under the Bank Act (Canada), the bank’s CEO must be a member of the board. See page 25 for more about how we determine independence.

Skills

All of the nominated directors have experience in accounting and finance, human resources, mergers & acquisitions, risk management, strategic planning, executive leadership and experience on other boards. See page 27 for more about the board’s mix of skills.

Commitment

Directors are expected to attend at least 75% of their board and committee meetings. Total average attendance at meetings in fiscal 2021 of the independent directors standing for re-election was 99%. See page 32 for more information about attendance.

Diversity

The independent nominated directors reflect the changing demographics of the markets we operate in, the talent available with the expertise required, and our evolving customer and employee base. We also believe in the importance of having each gender make up at least one-third of the independent directors. In addition, one of the independent directors identifies as a Person of Colour. You can read more about our policies on board diversity on page 26 and director tenure on page 32.

8	Bank of Montreal Management Proxy Circular 2022

Director profiles

This year there are 13 directors nominated to serve on the board. All have agreed to serve for a one-year term.

Board composition and size are reviewed every year based on several things, including the calibre and scope of director expertise, level of engagement, quality of discussions with management, director succession and committee membership (see page 26 for more about the selection process).

Share ownership

All the nominees seeking re-election are BMO shareholders and 12 of the 13 nominated directors meet our share ownership requirements. You can read more about share ownership requirements for BMO directors and executives on pages 34 and 58.

Share ownership is calculated as at February 14, 2022, and the value is based on $148.73, the closing price of our shares on the Toronto Stock Exchange (TSX) on that date.

It includes shares each director beneficially owns or controls, or holds directly or indirectly, and holdings under our deferred share unit (DSU) plan for directors. Mr. White’s holdings include shares, DSUs, restricted share units (RSUs) and performance share units (PSUs) granted under our executive incentive plans.

George A. Cope, C.M.
Chair of the Board (since March 31, 2020)
Independent Age: 60 Director since: 2006 Residence: Toronto, Ontario, Canada 2021 voting results: 98.07% for 2021 attendance: 100%

Has chief executive officer experience and brings more than 25 years of public company experience in the Canadian communications industry, earning a reputation as an innovative operational and financial strategist and leader of high- performance teams

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of BCE Inc. and Bell Canada (2008- 2020) (retired on January 5, 2020)

OTHER PUBLIC COMPANY BOARDS (last five years)

•	CGI Inc. (since January 2020, lead director since February 2022) (Corporate Governance Committee, Human Resources Committee)
•	Bell Canada (2008 to 2020)
•	BCE Inc. (2008 to 2020)

SERVICE AND RECOGNITION

•	Recognized as Report on Business CEO of the Year and Corporate Citizen Award (2019), one of Harvard Business Review’s top 100 Best- Performing CEOs in the World (2019), Canada’s Outstanding CEO of the Year (2015), Ivey Business Leader of the Year (2013), Marketer of the Year (1997) and one of Canada’s first Top 40 Under 40 (1996)
•	Board Member, Brain Canada (since 2018)
•	Appointed to the Order of Canada (2014) and inducted into the Canadian Business Hall of Fame (2018)
•	Chair of United Way Toronto (2013)
•	Queen’s Diamond Jubilee Medal (Bell Let’s Talk, 2012)
•	Richard Ivey School Distinguished Service Award (2009)

EDUCATION

•	HBA, Ivey School of Business, Western University
•	Honorary doctorate degrees (Western University, University of Windsor, Trent University and Queen’s University)

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 63,160 / $9,393,787

DSUs: 58,631 / $8,720,189

Total: 121,791 / $18,113,975

Total amount at risk (as a multiple of the cash portion of his annual retainer): 242x

> Meets share ownership requirements (see page 34)

Bank of Montreal Management Proxy Circular 2022	9

Janice M. Babiak, CPA (US), CA (UK), CISM, CISA
Corporate director

Independent

Age: 63

Director since: 2012

Residence: Nashville, Tennessee, United States

Member of Audit and Conduct Review

Committee (chair) and Governance and Nominating Committee

2021 voting results: 98.67% for

2021 attendance: 100%

Has a strong background in public accounting in North America and internationally, including executive leadership roles and experience in several practice areas including IT and cyber security risk, public policy, climate change and sustainability

BUSINESS EXPERIENCE

•	Former Managing Partner at accounting firm Ernst & Young LLP (EY)
•	Worked at EY from 1982 to 2009 and was based in the United Kingdom from 1990 onwards
•	Held a number of roles including global assurance and advisory P&L leadership roles in Technology Security and Risk Services and Regulatory and Public Policy, and founded and led EY’s global Climate Change and Sustainability Services practice. Responsible for the strategy and delivery of commercially-focused climate change transformation and sustainability services to clients globally. Lead teams delivering clean tech, renewable energy, carbon trading, environmental policy and taxation, green building, green supply chain, carbon measurement and modelling services.
•	Served on EY’s management board for Northern Europe, Middle East, India and Africa

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Walgreens Boots Alliance, Inc. (since April 2012) (Audit Committee (chair), Finance Committee)
•	Euromoney Institutional Investor PLC (since December 2017) and serves as its senior independent director (Nominations Committee, Remuneration Committee)

SERVICE AND RECOGNITION

•	Council member (2011 to 2019) and current member of select working groups, Institute of Chartered Accountants in England and Wales
•	Member of the advisory board (since October 2019), Nashville Chapter of the National Association of Corporate Directors (NACD)
•	Member of the advisory board (since September 2020), Givewith LLC, an organization working with businesses to use the power of commerce as the engine of world-wide social change
•	Founder of the Nashville Chapter of Women Corporate Directors
•	Named by NACD Directorship magazine as one of the most influential people in the boardroom community (2017)

EDUCATION

•	B.B.A. (Accounting), University of Oklahoma
•	M.B.A., Baldwin Wallace University
•	Holds international information systems security and control, and US and UK accounting qualifications

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 500 / $74,365

DSUs: 31,108 / $4,626,693

Total: 31,608 / $4,701,058

Total amount at risk (as a multiple of the cash portion of her annual retainer): 63x

> Meets share ownership requirements (see page 34)

Sophie Brochu, C.M.
Corporate director

Independent

Age: 58

Director since: 2011

Residence: Bromont, Québec, Canada

Member of Human Resources

Committee and Governance and

Nominating Committee

2021 voting results: 99.43% for

2021 attendance: 95%

Brings strong senior executive management skills and over 30 years of experience in the Canadian energy industry. Extensive experience in the deployment of ESG initiatives related to energy efficiency, renewable energy innovation and social justice. Experience serving on other public company boards

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Hydro-Québec (since April 2020)
•	President and Chief Executive Officer of Énergir (formerly Gaz-Métro) (2007 to December 2019)
•	Joined Énergir in 1997 as Vice-President, Business Development and held a number of other executive roles prior to becoming President and CEO
•	Began her career in 1987 at SOQUIP, a Québec Crown Corporation

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Bell Canada (until May 2020) (Corporate Governance Committee, Management Resources and Compensation Committee)
•	BCE Inc. (until May 2020)
•	CGI Inc. (until April 2020)
•	Valener Inc. (until December 2019)
•	Energir (formerly Gaz Metro) (until December 2019)

SERVICE AND RECOGNITION

•	Member of the Order of Canada (2015)
•	Involved with Centraide of Greater Montréal and founder of ruelle de l’avenir, a project aimed at encouraging students in the Centre-Sud and Hochelaga neighbourhoods of Montréal to remain in school
•	Chair, Fondation Forces Avenir, which promotes students’ involvement in their communities

EDUCATION

•	B.A. (economics), Université Laval

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 500 / $74,365

DSUs: 33,252 / $4,945,570

Total: 33,752 / $5,019,935

Total amount at risk (as a multiple of the cash portion of her annual retainer): 67x

> Meets share ownership requirements (see page 34)

10	Bank of Montreal Management Proxy Circular 2022

Craig W. Broderick
Corporate director

Independent

Age: 62

Director since: 2018

Residence: Greenwich, Connecticut United States

Member of Risk Review Committee (chair) and Governance and Nominating Committee

2021 voting results: 99.62% for

2021 attendance: 100%

Has a strong background in investment banking in the United States, with deep experience in the risk area, serving as Chief Risk officer and chair or co-chair of key management risk committees

BUSINESS EXPERIENCE

•	32-year career with investment banking firm, Goldman Sachs, and held several roles in the risk field including Chief Risk Officer until he retired in January 2018
•	Served as a member of Goldman Sachs’ Management Committee and chair or co-chair of key risk committees

OTHER PUBLIC COMPANY BOARDS (last five years)

•	RMG Acquisition Corp III (since February 2021)
•	McDermott International Inc. (since June 2020)
•	RMG Acquisition Corp. II (December 2020 to August 2021)
•	RMG Acquisition Corp. (February 2019 to December 2020) (Audit Committee)

SERVICE AND RECOGNITION

•	Advisory Council, International Association of Credit Portfolio Managers
•	Global Risk Forum Steering Committee member, Global Association of Risk Professionals
•	Board Member, Street Squash. Supports children, families, and schools in Harlem and Newark by exposing students to academic and athletic experiences.
•	Board Member, FREE (Finance Requires Effective Education). An organization that teaches the basics of personal finance to students in underserved communities
•	Chair of Investment Committee, College of William and Mary (2009 to 2017)

EDUCATION

•	B.A., College of William and Mary

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 5,000 / $743,650

DSUs: 9,278 / $1,379,917

Total: 14,278 / $2,123,567

Total amount at risk (as a multiple of the cash portion of his annual retainer): 28x

> Meets share ownership requirements (see page 34)

Stephen Dent
Corporate director

Independent Age: 60 Director Since: 2021 Residence: Toronto, Ontario, Canada Member of Risk Review Committee 2021 voting results: 99.71% 2021 attendance: 100%

Has over 30 years of experience in private equity and expertise in capital allocation, strategic planning, accounting and finance

BUSINESS EXPERIENCE

•	Managing Director and co-founder, Birch Hill Equity Partners, a Toronto based private equity firm with interests in several private and public companies since 2005
•	Spent 15 years at a major Canadian chartered bank culminating in a senior role leading the Canadian private equity division of the bank

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Sleep Country Canada Holdings Inc. (2008 to May 2017)

SERVICE AND RECOGNITION

•	Member of the Business Council of Canada
•	Involved in the founding and ongoing support of Our Children’s Medicine; an organization promoting Indigenous employment with leading Canadian companies
•	Involved in the founding and ongoing support of the Birch Hill Scholarship Program; supporting business school education for Indigenous youth

EDUCATION

•	B.B.A (Honours), Wilfred Laurier University
•	M.B.A, Ivey School of Business, Western University

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 25,000 / $3,718,250

DSUs: 966 / $143,673

Total: 25,966 / $3,861,923

Total amount at risk (as a multiple of the cash portion of his annual retainer): 52x

> Meets share ownership requirements (see page 34)

Bank of Montreal Management Proxy Circular 2022	11

Christine A. Edwards
Corporate director

Independent

Age: 69

Director since: 2010

Residence: Chicago, Illinois,

United States

Member of Governance and Nominating

Committee (chair) and Human

Resources Committee

2021 voting results: 99.23% for

2021 attendance: 100%

Has chief legal officer experience and brings extensive experience in legal, compliance and regulatory requirements in the financial services industry in the United States

BUSINESS EXPERIENCE

•	Former capital partner and chair of the Bank Regulatory Practice group at Winston & Strawn LLP, an international law firm headquartered in the US, from 2003 to January 31, 2021
•	37-year legal career including roles as Executive Vice-President and Chief Legal Officer at several Fortune 250 Financial Services Companies including Bank One Corporation and Morgan Stanley where she was responsible for each company’s law, compliance, regulatory and government relations functions
•	Principal, The Red Bee Group LLC (since February 2021), a consulting firm that helps businesses and law firms achieve growth and innovation, using data-based strategies with diverse and inclusive solutions

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Vice-Chair of the Board of Trustees, chair of the Audit committee and member of the Executive and Nominating and Governance committees for Rush University Medical Center, a leading academic medical center in Chicago
•	Member of the Leadership Board of the U.S. Chamber of Commerce Center for Capital Markets Competitiveness in Washington, D.C.
•	Co-Chair of the Chicago Chapter of Women Corporate Directors
•	Ranked nationally in the area of financial services and securities regulation by Chambers USA and America’s Leading Lawyers for Business
•	Illinois Super Lawyer and listed in The Legal 500

EDUCATION

•	B.A. (English and education), University of Maryland
•	J.D. (honors), University of Maryland School of Law

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 3,325 / $494,527

DSUs: 50,361 / $7,490,192

Total: 53,686 / $7,984,719

Total amount at risk (as a multiple of the cash portion of her annual retainer): 107x

> Meets share ownership requirements (see page 34)

Dr. Martin S. Eichenbaum
Corporate director

Independent

Age: 67

Director since: 2015

Residence: Glencoe, Illinois, United States

Member of Audit and Conduct Review

Committee and Risk Review Committee

2021 voting results: 99.60% for

2021 attendance: 100%

Has an extensive background in economics as a university professor and as a researcher and consultant on economic and fiscal policy to some of the world’s most prestigious organizations

BUSINESS EXPERIENCE

•	Charles Moskos Professor of Economics at Northwestern University in Chicago where he has been a professor since 1988
•	Co-director of the Center for International Economics and Development at Northwestern University

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Fellow, Royal Society of Canada
•	Consultant to the European Commission
•	International Fellow, C.D. Howe Institute
•	Fellow, American Academy of Arts and Sciences
•	Fellow, Econometric Society
•	Associate, National Bureau of Economic Research and co-editor of its Macro Annual
•	Former co-editor of the American Economic Review (2011 to 2015)
•	Former consultant to the Federal Reserve Banks of Atlanta and Chicago
•	Former consultant to the International Monetary Fund

EDUCATION

•	B.Comm, McGill University
•	Ph.D. (economics), University of Minnesota

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 500 / $74,365

DSUs: 19,479 / $2,897,112

Total: 19,979 / $2,971,477

Total amount at risk (as a multiple of the cash portion of his annual retainer): 40x

> Meets share ownership requirements (see page 34)

12	Bank of Montreal Management Proxy Circular 2022

David E. Harquail
Corporate director

Independent

Age: 65

Director since: 2018

Residence: Toronto, Ontario, Canada

Member of Audit and Conduct Review Committee and Risk Review

Committee

2021 voting results: 99.73% for

2021 attendance: 100%

Brings strong executive management skills and experience as a chief executive officer as well as deep knowledge of the gold mining and energy industry

BUSINESS EXPERIENCE

•	Chief Executive Officer of Franco-Nevada Corporation, a leading gold mining and energy royalty company, from 2007 to 2020
•	During his tenure as CEO and now as Chair of the Board, oversaw Franco-Nevada’s industry leading adoption of ESG metrics and reporting
•	Past director and past chair of the World Gold Council which works to stimulate the demand for gold on behalf of the world’s leading gold producers
•	As Chairman of the World Gold Council, oversaw the implementation of the Responsible Gold Mining Principles, which comprise 51 ESG principles, as a compulsory standard for its members. Also Chaired ESG panels relating to World Gold Council’s research on the gold industry’s carbon emissions and potential paths to net zero

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Franco-Nevada Corporation (since 2007) (Chair of the Board since May 6, 2020)

SERVICE AND RECOGNITION

•	Member of United Way of Greater Toronto Campaign Cabinet
•	Major benefactor of the Harquail School of Earth Sciences and its Mineral Exploration Research Centre at Laurentian University in Sudbury
•	Major benefactor of the Harquail Centre for Neuromodulation at Sunnybrook Health Sciences Centre in Toronto
•	Over 40 years of experience serving on public and non-profit boards and task force advisories

EDUCATION

•	B.A.Sc. (geological engineering), University of Toronto
•	Registered Professional Engineer (Ontario)
•	M.B.A., McGill University

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 18,174 / $2,703,019

DSUs: 8,604 / $1,279,673

Total: 26,778 / $3,982,692

Total amount at risk (as a multiple of the cash portion of his annual retainer): 53x

> Meets share ownership requirements (see page 34)

Linda S. Huber
Corporate director

Independent

Age: 63

Director since: 2017

Residence: New York, New York, United States

Member of Audit and Conduct Review Committee and Risk Review Committee

2021 voting results: 99.71% for

2021 attendance: 100%

Has strong corporate finance experience as a seasoned business executive with chief financial officer experience in the financial services industry

BUSINESS EXPERIENCE

•	Chief Financial Officer at FactSet Research Systems Inc. (since October 2021)
•	Chief Financial Officer and Treasurer at MSCI Inc. from April 2019 to September 2020, where she managed the company’s global finance and investor relations functions
•	Joined Moody’s Corporation in 2005 and served as Executive Vice President and Chief Financial Officer from May 2005 to June 2018 and had executive responsibility for the corporation’s global finance activities, information technology, communications and corporate services functions, as well as The Moody’s Foundation
•	Previously held several increasingly senior roles in financial services including Executive Vice President and Chief Financial Officer at U.S. Trust Company (a subsidiary of Charles Schwab & Company, Inc.), Managing Director at Freeman & Co. and Vice President of Corporate Strategy and Development and Vice President and Assistant Treasurer at PepsiCo

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Held the rank of Captain in the U.S. Army, received two Meritorious Service Medals and became airborne qualified during her four years of military service

EDUCATION

•	B.S. (high honors) (business and economics), Lehigh University
•	M.B.A., Stanford Graduate School of Business

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 1,968 / $292,701

DSUs: 10,612 / $1,578,323

Total: 12,580 / $1,871,023

Total amount at risk (as a multiple of the cash portion of her annual retainer): 25x

> Meets share ownership requirements (see page 34)

Bank of Montreal Management Proxy Circular 2022	13

Eric R. La Flèche
Corporate director

Independent Age: 60 Director since: 2012 Residence: Montréal, Québec, Canada Member of Human Resources Committee 2021 voting results: 99.18% for 2021 attendance: 100%

Brings strong executive management skills including chief executive officer experience, as well as deep knowledge of the food retailing and pharmacy industries in Canada

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Metro Inc. since April 2008, a leading Canadian food and pharmacy retailer and distributor
•	Joined Metro in 1991 and held a number of roles with increasing responsibility
•	Served as Executive Vice President and Chief Operating Officer from 2005 to 2008

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Metro Inc. (since 2008)

SERVICE AND RECOGNITION

•	Named Canada’s Outstanding CEO of the Year (2020)
•	Long-time volunteer with Centraide of Greater Montréal and served as the 2015 Campaign Co-Chair
•	Major Campaign Co-Chair, The Montreal Neurological Institute
•	Member of the advisory board of Tel-Jeunes, the leading kids help phone service in Quebéc

EDUCATION

•	LL.L. (civil law) (cum laude), University of Ottawa
•	M.B.A., Harvard Business School

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 7,000 / $1,041,110

DSUs: 28,533 / $4,243,713

Total: 35,533 / $5,284,823

Total amount at risk (as a multiple of the cash portion of his annual retainer): 71x

> Meets share ownership requirements (see page 34)

Lorraine Mitchelmore
Corporate director

Independent

Age: 59

Director since: 2015

Residence: Calgary, Alberta, Canada

Member of Human Resources Committee

(chair), Governance and Nominating

Committee and Risk Review Committee

2021 voting results: 99.48% for

2021 attendance: 100%

Has strong executive management skills and over 30 years of experience in the international oil and gas industry, with deep expertise in business strategy, operations, employee health and safety and public policy and innovation with respect to low carbon energy transition

BUSINESS EXPERIENCE

•	President and Chief Executive Officer of Enlighten Innovations Inc. from May 2017 to September 2018
•	Former Executive Vice President, Heavy Oil for Shell and former Shell Canada Limited President and Canada Country Chair from 2009 to 2015
•	Prior to joining Shell in 2002, held increasing senior roles in three other international oil and gas companies

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Cheniere Energy, Inc. (since 2021) (Governance and Nominating Committee, Audit Committee)
•	Suncor Energy Inc. (since 2019) (Audit Committee, Environment, Health, Safety and Sustainable Development Committee)

SERVICE AND RECOGNITION

•	Director, Alberta Investment Management Corporation
•	Member of the Board of Advisors, Catalyst Canada
•	Founder and co-chair, Smart Prosperity
•	Associate of the Creative Destruction Lab (CDL Rockies - Energy Stream)
•	Director TransMountain Corporation (Chair, Human Resources Committee) from 2018 to 2019
•	Chair, Federal Economic Strategy Table - Resources of the Future (2018)
•	Recipient of Canada’s 2016 Clean16 award for leadership in advancing sustainable development in Canada

EDUCATION

•	B.Sc. (geophysics), Memorial University of Newfoundland
•	M.Sc. (geophysics), University of Melbourne, Australia
•	M.B.A., Kingston Business School in London, England

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 600 / $89,238

DSUs: 20,505 / $3,049,709

Total: 21,105 / $3,138,947

Total amount at risk (as a multiple of the cash portion of her annual retainer): 42x

> Meets share ownership requirements (see page 34)

14	Bank of Montreal Management Proxy Circular 2022

Madhu Ranganathan
Corporate director

2021 attendance: 86% Independent Age: 57 Director since: 2021 Residence: Saratoga, California Member of Audit and Conduct Review Committee 2021 voting results: 99.21%

Brings more than 30 years of financial leadership experience, with an innovative Silicon Valley technology driven background. Ms. Ranganthan brings a strategic mindset with global industry expertise and deep operational focus in software, hardware and tech-enabled services businesses

BUSINESS EXPERIENCE

•	Executive Vice President and Chief Financial Officer, OpenText (since April 2018)
•	Chief Financial Officer of [24]7.ai, a global customer experience software and services company (June 2008 to March 2018)
•	Senior Vice President & Chief Financial Officer, Rackable Systems, Inc., a provider of server and storage equipment for large scale data centers (December 2005 to May 2008)
•	Redback Networks, Inc. a global provider of advanced telecommunications networking equipment (August 2002 to November 2005)
•	Jamcracker, Inc., an enterprise web services platform company (January 2000 to August 2002)
•	BackWeb Technologies Inc., a “push” technology software provider for e-business solutions (December 1996 to January 2000)
•	Price Waterhouse LLP (April 1995 to December 1996)
•	Grant Thornton LLP (January 1994 to April 1995)
•	Liberty Mutual Insurance Company (November 1989 to June 1993)

OTHER PUBLIC COMPANY BOARDS (last five years)

•	Akamai Technologies (since June 2019) (Finance Committee, Audit Committee Chair)
•	ServiceSource International, Inc. (2017 to 2019)

SERVICE AND RECOGNITION

•	Board member, Watermark, California Bay Area’s largest membership organization dedicated to women’s leadership (2016 to 2018)
•	Board member and President of the Board, Pacific Autism Center for Education (PACE)
•	Member, American Institute of Certified Public Accountants
•	Member, Institute of Chartered Accountants, India
•	Member, Institute of Cost & Management Accountants, India
•	Frequent speaker at forums for finance leadership and women’s empowerment

EDUCATION

•	M.B.A (Finance), University of Massachusetts
•	B.S. Accounting, University of Madras, India

SHARE OWNERSHIP (as at February 14, 2022)

Shares: – / –

DSUs: 982 / $146,053

Total: 982 / $146,053

Total amount at risk (as a multiple of the cash portion of her annual retainer): 1.9x

> Must build share ownership over time to meet the requirements (see page 34)

Darryl White
Chief Executive Officer of BMO Financial Group (since 2017)

Not Independent Age: 50 Director since: May 2017 Residence: Toronto, Ontario, Canada 2021 voting results: 99.71% for 2021 attendance: 100%

Brings strong executive management skills and a long career in financial services that includes 20 years of experience in investment and corporate banking

BUSINESS EXPERIENCE

•	Chief Executive Officer of BMO Financial Group since 2017
•	Joined BMO’s investment and corporate banking team in 1994 and serves as a director of BMO Financial Corp., the bank’s U.S. subsidiary

OTHER PUBLIC COMPANY BOARDS (last five years)

–

SERVICE AND RECOGNITION

•	Has strong ties to United Way Centraide and in 2018 became Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way of Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region
•	Campaign Cabinet Co-President, Montréal Children’s Hospital Foundation
•	Member, Business Council of Canada (based in Ottawa) and The Business Council (based in Washington, D.C.)
•	Member, Mayor of Beijing’s International Business Leaders Advisory Council
•	Director, The Bank Policy Institute, a nonpartisan public policy, research and advocacy group, representing leading banks in the U.S.
•	Chair, Advisory Board, Catalyst Canada
•	Director, Montreal Canadiens, National Hockey League
•	Director of Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada

EDUCATION

•	H.B.A., Ivey Business School, Western University
•	Advanced Management Program, Harvard Business School

SHARE OWNERSHIP (as at February 14, 2022)

Shares: 31,095 / $4,624,759

DSUs: 60,109 / $8,940,012

RSUs: 0 / $0

PSUs: 149,507/ $22,236,176

Total: 240,711 / $35,800,947

Total amount at risk (as a multiple of his base salary): 35.8x

> Meets executive share ownership requirements (see page 67)

Bank of Montreal Management Proxy Circular 2022	15

A strong foundation

GOVERNANCE

Corporate governance is important – to our shareholders, our customers, our employees, the communities we operate in – and to us. Sound corporate governance is the foundation for responsible business behaviour and integral to our performance and long-term sustainability.

Our high corporate governance standards reflect emerging best practices and meet or exceed the legal and regulatory requirements of the TSX, New York Stock Exchange (NYSE) and the National Association of Securities Dealers Automatic Quotation System (NASDAQ) that apply to us. Additional information is contained in the Bank’s Statement of Corporate Governance Practices, which is available on our website at www.bmo.com/corporategovernance.

Board expertise

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience, and independence from management. We gain from their expertise and pay them fairly in return.

▶

> Independent

> Elected annually

>  Elected individually (not slate)

> Majority voting policy

> Orientation, continuing education and assessment

> Tenure policy

> Conflict of interest policy

> Proxy access policy

Leading governance practices We monitor regulatory changes and emerging best practices in corporate governance to make sure we are at the forefront.	▶

> Code of conduct rooted in our values

> Separate chair and CEO positions

> Board and committee chair term limits

> Policy on interlocking directors

> Board diversity policy

> No hedging of BMO securities

> Director and executive share ownership guidelines

> Annual ‘say on pay’

> Non-executive directors cannot participate in BMO stock option plans

> Leading subsidiary governance practices

Recognition We’ve been recognized over the years for our governance practices.	▶

> 2022 Global 100 Most Sustainable Corporations in the World – Corporate Knights

> Ranked among the most sustainable companies on the Dow Jones Sustainability Indices (DJSI) – one of only five companies in Canada included in the DJSI World Index

> 2022 Bloomberg Gender-Equality Index

> 2021 Best 50 Corporate Citizens in Canada – Corporate Knights

> Best Employers for Diversity 2021 (United States) – Forbes

> Gold Award in Excellence in Leadership Development – Brandon Hall Group

> Governance Professionals of Canada, Excellence in Governance Award, Executive Compensation, 2021

16	Bank of Montreal Management Proxy Circular 2022

About the Board of Directors

BMO has a clearly defined Purpose and strategy.

The board’s role is to oversee management, set general direction and to do what is in the best interests of the bank by bringing an independent perspective and broad experience.

Board Approval/Oversight Guidelines set out the specific roles and responsibilities of both the board and management, and specifies accountability within the bank. The Bank Act (Canada) sets out certain things that cannot be delegated to the committees, like approving financial statements and dividends.

BMO’s governance structure

Board of Directors

(see page 88 for the board mandate)

•  Provides stewardship, sets general direction and alignment with Purpose, and oversees management, technology and operations

•  Defines the role of the Chair, committee chairs, directors and the CEO, and reviews the descriptions every year

•  Oversees subsidiary operations (200 subsidiaries in 22 jurisdictions on October 31, 2021)

Board committees

(see our website for each committee’s charter, and pages 36 to 40 for the 2021 committee reports)

•  Help the board carry out its responsibilities

•  Are led by an independent chair and made up entirely of independent directors

•  Committee membership is reviewed by the Governance and Nominating Committee once a year, to match director skills to committee mandates

Audit and Conduct Review Committee

•  Integrity of financial reporting

•  Effectiveness of internal controls

•  Qualifications, independence and performance of the independent auditors

•  Transactions involving related parties, conflicts of interest and confidential information

•  Standards of ethical business conduct

•  Sustainability governance and disclosure, including as related to climate change

•  Compliance with legal and regulatory requirements

Governance and Nominating Committee

•  Governance principles and guidelines

•  Board composition, including performing public searches and retaining independent recruitment firms to identify qualified diverse candidates

•  Director development, assessment and succession planning

•  Director compensation

•  Subsidiary oversight

•  Coordination of effective committee oversight

Human Resources Committee

•  Human resources strategies

•  Talent development, retention and succession planning

•  Employee diversity, equity and inclusion and health and well-being

•  Compensation oversight and governance

•  CEO and senior executive appointment and compensation

Risk Review Committee

•  Risk appetite framework and governance

•  Management of the Bank’s environmental and social risks, including climate change

•  Identification and management of risk

•  Adherence to risk management corporate policies

•  Compliance with risk-related regulatory requirements

Bank of Montreal Management Proxy Circular 2022	17

The Governance and Nominating Committee defines BMO’s approach to corporate governance, and makes sure our corporate governance framework, guidelines and practices meet or exceed regulatory requirements, industry and shareholder expectations and best practices. See our Statement of Corporate Governance Practices at www.bmo.com/corporategovernance.

The Chair of the Board is responsible for making sure the board functions effectively and meets its obligations, including its obligations to stakeholders. The Chair’s position description is available on our website at www.bmo.com/corporategovernance. George Cope was appointed Chair of the Board effective March 31, 2020. He is an independent director and has served on BMO’s board since 2006.

Business Conduct

BMO adheres to the highest ethical standards. Our commitment to ethical business practices is integral to our reputation in the financial sector and the global economy, and helps us cultivate strong relationships with employees, customers and communities.

Responsibility for fostering an ethical culture at the bank is shared by everyone across BMO – directors, officers and employees. BMO’s Chief Ethics Officer ensures BMO`s expectations around ethical conduct are clear and well understood by employees globally. Aggregated reporting to senior leadership and the board provides a holistic view of culture and conduct management activities across the bank.

BMO’s Purpose	▶	Rooted in our values	▶	Articulated in our codes of conduct

Boldly Grow the Good in business and life.		Integrity: Do what’s right. Empathy: Put others first. Diversity: Learn from difference. Responsibility: Make tomorrow better.		Our Code of Conduct applies to every BMO director, officer and employee. Our Supplier Code of Conduct includes our expectations for supplier integrity, fair dealing and sustainability.

The board’s expectations are described in BMO’s Code of Conduct, which is grounded in our Purpose and our core values.

Our Code of Conduct has five principles:

1 Be honest and respectful	2 Be alert to behaviour contrary to the code	3 Be true to the letter and spirit of the law	4 Be conscientious about security	5 Manage conflicts of interest

Everyone at BMO – directors, officers and employees – is expected to follow the Code. Officers and employees participate in mandatory training every year, and every officer, employee and director confirms they have read, understood, complied with, and will continue to comply with the Code. The Code is reviewed annually and approved by the board every two years.

Our Supplier Code of Conduct outlines the principles BMO expects our suppliers to support – our standards for integrity, fair dealing and sustainability. It’s updated every two years to address evolving trends, issues and legislative requirements. BMO’s Code of Conduct and Supplier Code of Conduct are available on our website https://www.bmo.com/pdf/Supplier_Code_of_Conduct_Final.pdf.

A key element to fostering an ethical culture is providing an environment where concerns can be raised without fear of retaliation. We support this by providing multiple channels for employees to raise concerns internally and having zero tolerance for retaliation. We also offer employees, officers and other stakeholders access to a secure, confidential and, if desired, anonymous third-party reporting service to raise concerns, questions and feedback. All concerns are actioned and breaches of the Code are dealt with expeditiously.

We provide training and communications about the importance of speaking up and the ways available to do so.

Internal tools such as procedural documents and job aids set out the process, accountabilities and contact details for the various reporting channels, as well as BMO’s commitment to protecting employees against retaliation.

18	Bank of Montreal Management Proxy Circular 2022

Strategic planning

The board’s role is to approve and oversee BMO’s strategy and its implementation. This includes:

•	reviewing and approving key priorities, opportunities, risks, competitive position, financial projections and other key performance indicators for each operating group and the technology & operations function
•	overseeing strategic planning related to technological innovation, enterprise data, analytics, AI, governance, cyber security, digitech partnerships and ESG, including climate change
•	reviewing and approving the bank’s business and capital plan.

The board holds an annual strategy session with management that covers:

•	our existing strategy and changes resulting from both internal and external factors
•	new opportunities for growth
•	risks related to current and future strategy
•	the financial and capital impacts of the recommended strategy.

At the end of the session, the board provides feedback on the strategic plan, approves the strategic plan and provides feedback on the session itself.

Management updates the board at every meeting on the bank’s and each operating group’s progress in implementing the strategies.

Risk oversight

The bank has an integrated and disciplined approach to risk management that is key to developing a strong risk culture and the success of the bank’s operations. At BMO, we are guided by five key principles on risk:

•	understand and manage risk
•	protect our reputation
•	diversify, limit tail risk
•	maintain strong capital and liquidity
•	optimize risk return.

These key principles drive our approach to risk management across the enterprise and comprise our enterprise risk appetite statement. The board approves this risk appetite statement every year.

The board’s risk oversight role includes ensuring the bank’s corporate objectives are supported by a sound risk strategy and an effective enterprise-wide Risk Management Framework. The framework, approved by the board every year, includes the policies that govern our approach to risk management, including how risk is identified, measured, managed, monitored, and reported. The framework is appropriate for the nature, scale, complexity and risk profile of the bank’s activities.

You can find more about our Risk Management Framework, including the risk oversight responsibilities of the board and its committees, our risk appetite, risk policies and limits, in our 2021 Annual Report.

Bank of Montreal Management Proxy Circular 2022	19

Sustainability

Our commitment to sustainability is embedded in our strategy and is fundamental to our Purpose. We identify the most significant effects of our business operations, products and services on our stakeholders and the communities in which we operate. We take steps to manage our business in a manner that is consistent with our sustainability objectives, and we consider the interests of our stakeholders. We apply a variety of ESG practices to capture opportunities and manage risks in key areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion.

The Governance and Nominating Committee evaluates each director using a skills matrix that includes experience related to sustainability.

Sustainability is embedded in the charter of the Audit and Conduct Review Committee. The Audit and Conduct Review Committee meets with the Chief Sustainability Officer and the General Counsel to review and discuss key sustainability topics. A key part of the Audit and Conduct Review Committee’s role is to review and approve the Sustainability Report and Public Accountability Statement and Climate Report.

The Risk Review Committee is responsible for overseeing the identification, assessment and management of the Bank’s environmental & social risks, including climate change.

The Human Resources Committee builds links between executive pay, BMO’s strategic priorities and key priority topics in the sustainability scorecard.

The full board meets with BMO Executive Committee members to discuss sustainability and climate strategy, to review BMO’s Sustainability Report and Climate Report and receives training on sustainability topics, including, climate change.

20	Bank of Montreal Management Proxy Circular 2022

Subsidiary governance

BMO has over 200 subsidiaries in 22 jurisdictions worldwide, as at October 31, 2021. Effective governance of these entities is a critical risk management tool.

The Governance and Nominating Committee is responsible for overseeing the enterprise’s organizational structure and the activities of the subsidiaries. The Audit and Conduct Review

Committee acts as the independent audit committee for four of the Bank’s federally regulated financial institution subsidiaries. A Subsidiary Governance Office identifies and implements best-in-class subsidiary governance practices, including a Subsidiary Governance Framework that applies globally and includes three elements:

A legal entity framework	▶	Governance requirements for each subsidiary	▶	Oversight by the BMO board

The framework includes procedures for establishing, operating and dissolving legal entities.

The complexity of each subsidiary is assessed based on criteria including size of assets, whether the subsidiary is operating, client-facing and/or regulated.

It is then placed into one of four categories of ascending degrees of governance.

Subsidiary boards have structures that comply with the governing law of the subsidiary.

They are composed of executives as management directors and may include qualified independent non-executive directors where required by law or regulator preference. The non-executive directors are nominated based on their independence from the business, using a skills matrix developed by the subsidiary board.

BMO’s Legal Entity Manual ensures consistent governance best practices and proper oversight of each legal entity, promotes thoughtful, effective and efficient governance processes, and clarifies the roles and responsibilities of the directors, officers and corporate units.

The subsidiary’s corporate secretary works with the subsidiary board to implement the governance tools that are appropriate for the subsidiary.

The board is responsible for overseeing BMO’s subsidiaries.

The Subsidiary Governance Office provides information to the board, including:

•  An annual Legal Entities Report for the Governance and Nominating Committee, which includes the structure of subsidiary boards, statistics by operating group, jurisdiction and assets, the background of non-executive directors and other relevant information.

•  Comprehensive reporting about each subsidiary’s line of business and legal entity activities and the connection to BMO’s business strategy.

Board and committee chairs are also in regular communication with the chairs of the U.S. holding company board and its committees.

Specific subsidiary-related information must be escalated to a senior management committee or to the board, under our Board Approval and Oversight Requirements Policy and related guidelines.

Bank of Montreal Management Proxy Circular 2022	21

Leadership diversity, development and succession planning

BMO’s strategy is grounded in the strength of its people.

The board and the Human Resources Committee together oversee BMO’s leadership.

The Human Resources Committee is responsible for overseeing BMO’s human resources strategy bank-wide, including making sure BMO builds a strong and diverse team that can deliver the bank’s business strategy, has a culture that supports and empowers its people, and talent processes that are simplified, integrated and digitized.

Senior leadership succession

The board appoints the CEO and other members of senior leadership, and monitors their performance, goals, assessments and rewards. It develops, reviews and monitors the CEO succession plan, and the succession strategy for all other senior leadership positions at least once a year.

The Human Resources Committee reviews BMO’s senior leadership pipeline every year and develops succession plans for the CEO and other senior executive roles.

Diversity, equity and inclusion

BMO provides equitable opportunities to all employees, regardless of gender, race, ethnicity, disability, sexual orientation, gender identity, religion, marital status or age. We are actively working to eliminate inequities both within and beyond the bank, and have set explicit diversity goals alongside our performance goals.

In 2020, BMO announced new multi-year workforce representation goals as part of our Zero Barriers to Inclusion 2025 strategy. A key goal is a minimum of 40% men or women at the senior leadership level, as well as goals to ensure strong representation of People of Colour at the senior leadership level. The strategy includes a commitment to developing diverse talent throughout the bank, including Latinx, Black and Indigenous employees, as well as People of Colour and 2SLGBTQ+. Also, our annual Count Me In campaign helps us understand our workforce diversity, through voluntary responses to the enterprise-wide diversity self-identification survey. This allows us to focus our inclusion efforts on programs that meet the needs of employees and create a workplace with zero barriers to inclusion that helps us live our Purpose to Boldly Grow the Good in business and life. In 2020, we updated two of our Count Me In questions to expand and greater diversify the self-declaration process: (i) expanded the minorities in Canada question to allow employees to further self-identify their race/ethnicity; and (ii) replaced the former 2SLGBTQ+ self- identification question with two questions on sexual orientation and gender identity. In 2022, we are improving the employee experience of self-identification to the Count Me In survey, as well as continuing to further expand options for self-identification.

A strong focus on diversity is built into succession planning and candidate assessment for all open senior leader positions. To monitor progress on the advancement of women and People of Colour and develop a healthy pipeline of diverse talent, BMO:

•	Identifies top talent and implements development plans for high- potential diverse talent
•	Monitors the number of diverse employees in senior leadership roles and those in the pipeline
•	Identifies and removes barriers that diverse employees and those facing systemic barriers commonly encounter in their careers to provide access to leadership and development opportunities
•	Requires that the profiles of diverse executives be reviewed and considered for openings on subsidiary boards

Representation of women remains significant at all levels at BMO:

•	Overall representation of women is 53.6% (Global, Oct 31, 2021)
•	41.2% of the bank’s senior leadership roles (including the executive and managing director levels) are women (Global, Oct 31, 2021)
•	36% (4 out of 11) of BMO’s Executive Committee are women.

In addition, one member of BMO’s Executive Committee identifies as a Person of Colour.

For information on board diversity, please see Diversity and skills on page 26.

Business practices

BMO’s commitment to diversity, equity and inclusion extends to building sustainable business opportunities, building an inclusive society and thriving economy, including:

•	the launch of a $750 million Women in Business Bond solution with proceeds being allocated toward women-owned enterprises as defined in BMO’s Sustainable Financing Framework, including micro, small and medium-sized businesses
•	pledging $200,000 in grants to recognize 26 women-owned businesses across North America for their contribution to social, environmental and/or economic sustainability outcomes through their organizations’ policies, practices or products
•	Announcing $1.2 million in funding to SheEO – a not-for-profit company which offers financial support to businesses led by women and non-binary people. BMO’s financial commitment will allow SheEO to fund all 2021 venture applicant companies working to achieve the United Nations Sustainable Development Goals.

22	Bank of Montreal Management Proxy Circular 2022

Communication and engagement

BMO and the board communicate directly with shareholders and other stakeholders in various ways and maintain ongoing dialogue to exchange ideas and receive constructive feedback.

Engagement	+	Communication	+	Feedback

BMO’s Shareholder Engagement Policy outlines how management and the board engage with shareholders, how they can communicate with us, and how to request a meeting with BMO directors.

The board meets regularly with institutional shareholders and responds to questions or issues raised by retail shareholders (by telephone or email).

The Corporate Secretary, Shareholder Services, Investor Relations department, and ESG/Sustainability team also have ongoing discussions with shareholders, and respond promptly to any questions, concerns and shareholder proposals.

Regular communication with shareholders includes:

•  quarterly earnings calls (live webcast with a question and answer period)

•  news releases

•  disclosure documents (annual report, management proxy circular, annual information form, sustainability report & public accountability statement, climate report and quarterly reports)

•  industry conferences

•  our website

•  phone calls, letters and emails

•  our annual meeting of shareholders (which is also webcast live)

•  meetings with institutional shareholders (one-on-one and as a group)

BMO welcomes your feedback,
and shares it with the board and committees to continually improve our governance practices, disclosure and communications.

You can reach management by email:

Management

corp.secretary@bmo.com

Investor Relations

investor.relations@bmo.com

Shareholder Services

corp.secretary@bmo.com

You can also contact the Chair of the Board, and any of our directors or committee chairs using the information below.

Disclosure practices

BMO’s Disclosure Standard includes guidance for determining whether information is material (as defined by securities legislation), and describes the proper and timely distribution of disclosure and material information. The Audit and Conduct Review Committee reviews and approves the standard every two years.

The Chief Financial Officer (CFO) and the General Counsel determine what information is material.

The Disclosure Committee (chaired by the CFO and made up of members of senior management) reviews all annual and interim filings before they are publicly released.

A rigorous attestation process supports CEO and CFO certifications of the adequacy of our financial disclosure. Our most senior executives make quarterly and annual representations specific to their area of responsibility to the Chief Accountant, including declaring that any potentially material issues they know of have been escalated to the Chief Accountant under our financial governance processes.

Three ways to contact the board

1.	Complete the form on our website

www.bmo.com/corporategovernance

2.	Write to the Chair of the Board

Chair of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West, 21st Floor

Toronto, Ontario M5X 1A1

3.	Send an email

board.directors@bmo.com

Bank of Montreal Management Proxy Circular 2022	23

Building an Effective Board

Good governance starts with our board of directors. We get the board composition and structure right by having well-informed people with diverse backgrounds, relevant experience and independence from management. This leads to better decision- making and more effective oversight to ensure the bank’s success.

The board and the Governance and Nominating Committee believes a relatively smaller board is more effective. It reviews board size every year to make sure it will promote engagement and quality discussion with management, ensure the right caliber and scope of director expertise, allow for thoughtful director succession and provide for effective committee membership.

This year the board has proposed 13 directors for the board – all of the nominees currently serve as directors. Directors are elected for a one-year term. The board can appoint directors between shareholder meetings.

At the end of the 2021 annual meeting, Ron Farmer, a long-standing director, retired at the end of his term.

24	Bank of Montreal Management Proxy Circular 2022

Independence

The board must be independent of management to be effective.

All members of the board are independent except our CEO, who is required by the Bank Act (Canada) to be a member of BMO’s board.

Director independence	+	Independent Chair of the Board	+	Otherindependence mechanisms

A director is independent if he or she does not have a relationship with the bank or any of its affiliates that could interfere with his or her independent judgment.

The board uses Director Independence Standards to determine whether a director is independent (available on our website). The standards take into consideration the Bank Act (Canada) definition of affiliated persons, and the Canadian Securities Administrators (CSA), NYSE, and NASDAQ definitions of independence.

In its review of a director’s independence, the board looks at his or her personal, business, and other relationships, and his or her dealings with the bank and its affiliates. This involves reviewing biographical information, reports, director questionnaires, bank records and reports, and information about entities the director is involved with.

The threshold for independence is higher for members of our Audit and Conduct Review Committee.

Certain relationships (for example, being an officer of the bank) automatically mean a director is not independent. According to the board’s policies, only two of the board’s directors can also be employees of the bank.

While the bank has lending, banking, and other commercial arrangements with some of the directors and entities they have relationships with, the board is satisfied that these directors are independent under the standards.

BMO has an independent and non-executive Chair of the Board. This allows the board to operate independently of management and provides leadership to the independent directors.

The Chair normally serves for five years with the possibility of renewal for another three years.

The Governance and Nominating Committee is responsible for board Chair succession. The process includes identifying issues facing the bank and interviewing each director individually, as well as determining the most appropriate process for the board to make a final decision, which could include deliberation and a vote if more than one person has significant support.

Meeting without management

Every board meeting and board committee meeting includes time for independent directors to meet without management present.

Managing conflicts of interest

The Directors’ Conflict of Interest Policy is designed to ensure independent decision- making by the board.

The policy includes guidelines for identifying and dealing with conflicts when they arise. Directors or executive officers with a material interest in a matter do not receive related board or committee materials, and are excluded from subsequent discussions or votes.

Getting independent advice

The Chair and each committee can engage outside consultants paid for by the bank, without consulting management. This helps ensure they can receive independent advice.

Serving on other boards

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board. No more than two directors can serve on the same outside public company board (called a board interlock) without the consent of the Governance and Nominating Committee.

Members of the Audit and Conduct Review Committee cannot serve on more than three public company audit committees without board approval.

Bank of Montreal Management Proxy Circular 2022	25

Diversity and skills

The Governance and Nominating Committee follows the Board Diversity Policy when recruiting new directors. This includes, in addition to its own search, engaging qualified independent external advisors to conduct a search for candidates who meet the Board’s skills and diversity criteria.

The committee looks at several criteria, including:

•	Characteristics and experience: independence, ethics and integrity, range of experience, business judgment, areas of expertise, personal skills and qualities, availability and commitment
•	Diversity by gender, age, ethnicity and geographic background, with particular focus on potential candidates from Black, Indigenous peoples, People of Colour, 2SLGBTQ+ and disability communities.

The Governance and Nominating Committee’s list of potential board candidates includes candidates with the foregoing diversity characteristics within the pool of candidates considered. The board’s goal is to have each gender make up at least one-third of the independent directors. Six of this year’s nominated directors are women, representing 50% of the independent nominated directors (46.2% of the nominated directors) and one identifies as a Person of Colour, representing 8% of the independent nominated directors.

Three of the board’s four standing committees are chaired by women. Notwithstanding the lack of current openings on the Board, the Board recognizes the need to further the representation of Indigenous peoples, People of Colour, persons with disabilities and members of the 2SLGBTQ+ communities on our Board. Our process is to review potential director candidates at each meeting of the Governance and Nominating Committee, and the candidate list is focused on these communities, and currently more specifically on potential candidates from the Indigenous community.

26	Bank of Montreal Management Proxy Circular 2022

Skills matrix

We capture the ideal list of skills for directors in four broad categories and record them in a skills matrix. The items in the list are reviewed every year and added to as necessary. We use this information to assess the overall strength and diversity of the board and when recruiting new directors.

In addition to the common skills which all of our directors possess, the directors have each identified their areas of specific expertise as indicated below. The experience of our directors, including with respect to environmental matters, is described more fully in their respective profiles.

Leadership and strategy
Executive leadership Experience as a senior executive/officer of a publicly listed company or major organization
Human resources Experience with benefit, pension and compensation programs (in particular, executive compensation programs)
Strategic planning Experience in the development and implementation of a strategic direction of a large organization
Risk management Knowledge of, and experience with internal risk controls, risk assessments and reporting
Mergers and acquisitions Experience with investment banking or mergers and acquisitions

Accounting and finance

Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

Legal Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization

Industry and transformation
Financial services Oversight, advisory or operational experience in the financial services industry other than serving as a director of the bank
Retail Experience as a senior executive in a major products, services or distribution company
Information technology and security Experience or knowledge relating to the information technology and security needs of a major organization
Corporate responsibility/sustainability Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices

Regulatory
Public policy Experience in the workings of government and public policy
Governance
Other board experience Served as a board member of a public, private or non-profit entity

Bank of Montreal Management Proxy Circular 2022	27

Orientation and development

The Governance and Nominating Committee is responsible for orientation and the continuing education and development of our directors.

New directors learn about our business through BMO’s director orientation program. All directors are provided with tools and information to make sure they are continuously improving their knowledge to support the complex and evolving role of director of a major bank.

The Chair of the Board facilitates in camera sessions at every board meeting, providing opportunities to further build relationships, confidences and cohesion among directors. These sessions also provide an opportunity for directors to provide feedback on board processes.

Director orientation	+	Ongoing education	+	Engaging with management

Orientation by the Board Chair, the committee chairs and the CEO, to learn about the bank’s history and culture, structure, strategic direction, current issues and opportunities, including how BMO differs from its peers. Sessions are held within six months of new directors joining the board.		Regular presentations on BMO’s operations and regulatory briefings, to complement and enhance director understanding of the bank, its products and services and the risks it faces, as well as developments in corporate and risk governance and regulatory matters.

Board dinners – held virtually over the last year – to strengthen the collegial working relationship among directors. These are scheduled alongside regular board meetings, and include educational sessions related to the bank’s business and strategic direction presented by senior management or outside experts.

Director governance documents, policies, bylaws, compliance requirements and other information to ensure a smooth transition into their role as director.		Materials and reading recommendations from the Chair, committee chairs, the CEO and the Corporate Secretary.		There is regular engagement between directors and senior management between board meetings.

Individual meetings with the heads of each of our operating groups and corporate functions to learn about our business. Additional meetings and site visits may also be arranged.		Daily Media Briefing emails circulated each morning. Articles posted in the Resource Center of the Board portal.		Interaction with senior management and employees through the Executive Meets Directors programs to gain greater insight into the business and talent for senior management succession planning.

Director orientation

The Corporate Secretary’s Office is responsible for the director orientation program, which gives new directors the information they need to understand the bank, the financial industry and board operations so they experience a smooth transition into their roles as members of the board and board committees.

Each new director is immediately appointed to at least one board committee and each board committee also has an orientation program. New committee members receive orientation material for each committee they serve on, and meet individually with the committee chair, the head of the supporting corporate group, and other senior officers as necessary.

The Chair of the Board and the Chair of the Governance and Nominating Committee personally welcome new directors, answering questions and assisting with the logistics of board meetings and board processes to ensure that their overall needs are met.

28	Bank of Montreal Management Proxy Circular 2022

Ongoing education

Directors are expected to continuously upgrade their knowledge about issues affecting our businesses, the financial services sectors we operate in, emerging trends and issues and significant strategic initiatives. Working with the Corporate Secretary, each committee chair identifies relevant and timely information for directors. Directors also identify their own continuing education needs in discussions with management, the board and committees. During the 2021 fiscal year, directors participated in educational and round-table sessions and received educational materials on the topics outlined below. They also received quarterly and ad hoc briefings on regulatory developments. The Session/topics below are aligned to our strategic priorities.

Session/topic	Audience (Board/Committee)
Client loyalty
US consumer lending – differentiated technology	Risk Review
Global Equity Products business and financial overview and strategic priority deep dives	Risk Review
Oil and gas industry review	Risk Review
F21 North American Consumer Lending update	Risk Review
Securitized Products update	Risk Review
Financial sponsor non-investment grade portfolio company	Risk Review
Cross Asset Solutions	Risk Review
Commercial real estate industry review	Risk Review
Winning culture
Nisitohtamowin – BMO’s e-learning education program developed in partnership with First Nations University of Canada and Reconciliation Education	Board of Directors
Director roundtable discussion – indigenous systemic inequities, challenges and opportunities	Board of Directors
Diversity, equity and inclusion update	Board of Directors
Winning culture checkup	Board of Directors
BMO’s Learning from Difference for All digital course	Board of Directors
Gender pay at BMO	Human Resources
Equitable pay at BMO	Human Resources
Workforce health & safety	Human Resources
Wellness strategy	Human Resources
Spotlight on people of colour	Human Resources
Diversity recruitment	Human Resources
Diversity, equity and inclusion in BMO Capital Markets	Human Resources
National Association of Corporate Directors: systemic racism – how the best boards lead real and lasting change; workforce of the future; the path forward for business (ESG, diversity, public policy; overcoming hurdles to governance of diversity, equity and inclusion; advancing women in cybersecurity	Chair, Audit and Conduct Review
Digital first and simplify work
How we work and new ways of working	Board of Directors
Covid-19 Response: acceleration of our digital agenda	Audit and Conduct Review
Technology and digitization	Board of Directors
Digital first transformation	Board of Directors
New ways of working	Human Resources
Leveraging Workday for digitization and simplification	Human Resources
Risk data aggregation & risk reporting update	Risk Review
Women Corporate Directors: global threat of cyberwarfare: from work at home to infrastructure and election insecurity	Chair, Audit and Conduct Review
EY UK webinar: the future of human capital and talent; the future of governance and the Board	Chair, Audit and Conduct Review
TIGER21 conference: challenges around Bitcoin and blockchain investments	Chair, Audit and Conduct Review
Winston & Strawn Disruptive Technologies conference: Eliminating bias in AI	Chair, Governance and Nominating
Manage risk
Geo-political / economic & strategic top risks	Risk Review
Credit risk capabilities through the customer lifecycle	Risk Review
Technology resiliency	Risk Review
Technology disruption	Risk Review
Cloud security	Risk Review
AML washing machine monthly newsletter	Board of Directors
2021 AML Essentials Annual Training for external directors	Board of Directors
Cyber security briefing	Audit and Conduct Review
AML special brief: precious metals	Audit and Conduct Review

Bank of Montreal Management Proxy Circular 2022	29

Session/topic	Audience (Board/Committee)
AML – information sharing and public-private partnerships: trends and challenges	Audit and Conduct Review
AML special brief: US sanctions on China	Audit and Conduct Review
AML regulatory landscape	Audit and Conduct Review
Basel III reforms update	Audit and Conduct Review
Regulatory: focus areas & industry developments (quarterly)	Audit and Conduct Review
COVID-19 lessons learned	Risk Review
Climate change risk including a summary of the Paris agreement and “Net Zero by 2050”	Risk Review
IBOR transition update	Risk Review
Structural market risk framework	Risk Review
Financial Crimes Unit overview of the cyber activity landscape	Risk Review
Cyber security summit: talking to the board about the new realties of IT security	Chair, Audit and Conduct Review
International Association of Credit Portfolio Managers: institutional responses to COVID-19 and lessons learned so far	Chair, Risk Review
Columbia University: cyber risk to financial stability	Chair, Risk Review
Governance
Director roundtable discussion – sustainability	Board of Directors
Industry coalitions on net zero	Board of Directors
Climate commitments, commercialization strategy and capabilities	Board of Directors
Sustainability dashboard – regulatory and industry news	Audit and Conduct Review
Updates on significant changes in governance rules and regulations: ISS and Glass Lewis approaches to diversity; California diversity quotas; proposals for mandatory climate change disclosure in accordance with the TCFD; OSFI/Bank of Canada pilot project on climate risk scenarios; capital markets modernization taskforce final report; TMC/ICD Committee on the future of corporate governance in Canada; NYSE amendments to the related party transaction approval requirements; CSA adoption of NI 52-112 Non-GAAP and other financial measures disclosure; proposed CSA measures to simplify filings for issuers and proposed “access equals delivery”; OSC climate change disclosures in its 21-22 statement of priorities; US ESG Disclosure Simplification Act and US Sustainability Regulations package; investment management firms bulletins; Corporations Canada diversity disclosure update and guidance; and CBCA majority voting and voting against directors	Governance and Nominating
360 Governance – where are the directors in a world of crisis by Peter Dey and Sara Kaplan	Governance and Nominating
The Board of Governors of the Federal Reserve System: supervisory guidance on board of directors’ effectiveness	Governance and Nominating
The Central Bank of Ireland’s requirement to attribute challenge to individual directors	Governance and Nominating
BMO legal entity report: spotlight on BMO’s OSFI regulated subsidiaries	Governance and Nominating
Women Corporate Directors: diversity, equity and inclusion – a governance challenge through the risk prism	Chair, Governance and Nominating
George Mason University: financial regulation and technology – an insiders look at the report of the CFPB’s task force	Chair, Governance and Nominating
Women’s Corporate Directors: the board’s responsibility for environmental stewardship	Chair, Governance and Nominating
KPMG webinar: ESG for CFOs: what you need to know	Chair, Audit and Conduct Review
PwC Corporate Directors Exchange: linking purpose, profit and ESG	Chair, Audit and Conduct Review
ESG and the Mining Industry: how greater investment in responsible mining could benefit millions of local communities and stakeholders and provide a better life for future generations	Member, Audit and Conduct Review and Risk Review
Institute of Corporate Directors: AI governance	Chair, Human Resources
The economic environment
North American Outlook: a quarterly look ahead at the Canadian and American economies	Risk Review
Taper tantrum market shock	Risk Review
KPMG 19th Annual M&A and Economic Forum: Rethinking the global supply chain	Chair, Audit and Conduct Review
KMPG Board Leadership Conference: economic outlook; leadership in a time of crisis; making the world a better place – the power of food; emerging geopolitical risk landscape; making a difference and a profit	Chair, Audit and Conduct Review
American Bar Association Business Law Committee: The risk implications of a COVID 19 environment	Chair, Governance and Nominating
Bank of Canada: Rethinking Canada’s Monetary Policy Framework: population dynamics, model elements, and interest rates and the yield curve	Member, Audit and Conduct Review and Risk Review
Paris School of Economics: How the impact of monetary policy depends on the distribution of savings from refinancing mortgages	Member, Audit and Conduct Review and Risk Review
Chicago Federal Reserve: Monetary policy and central bank independence in the post-COVID world	Member, Audit and Conduct Review and Risk Review
American Economics Association: inequality in life and death: COVID-19 and its consequences	Member, Audit and Conduct Review and Risk Review

30	Bank of Montreal Management Proxy Circular 2022

In 2021 directors also attended external conferences and events on a range of topics including: the transition to a digital enterprise; issues in systemic racism; Non-GAAP reporting, fraud and ESG; cyber security; disruptive technologies; COVID-19 and its aftermath; ESG and the mining industry; the workplace of the future; emerging geopolitical risk landscape; financing the energy transition; decarbonization; threats to the supply chain; and cloud services, among other things.

Commitment and tenure

Directors are required to devote enough time and energy to effectively carry out their duties to the bank and the board. Board meetings are set well in advance, and directors are expected to attend all meetings of the board and of the committees they serve on.

They must come to meetings prepared: directors are given timely access to comprehensive board materials, including minutes from previous board and committee meetings, and are expected to review them before each meeting. This helps facilitate discussion and makes sure directors are properly prepared to probe, challenge management and exercise informed business judgment.

Outside directorships are monitored to make sure directors can operate with independent judgment and have the time available to commit to BMO’s board.

Bank of Montreal Management Proxy Circular 2022	31

Attendance

The table below shows the attendance of the nominated directors and retired directors at fiscal 2021 board and committee meetings. The independent directors met without management at every board meeting.

The board’s Resignation Policy requires directors to offer to resign when their principal occupation changes, or at the end of a fiscal year where they attended fewer than 75% of the meetings of the board and the committees they serve on. The Governance and Nominating Committee recommends to the board whether to accept or reject the director’s resignation.

	Board (10 meetings)		Audit and Conduct Review Committee (7 meetings)		Governance and Nominating Committee (5 meetings)		Human Resources Committee (7 meetings)		Risk Review Committee (8 meetings)		Total attendance
Janice M. Babiak (1)	10	100%	7	100%	5	100%	–	–	–	–	100%
Sophie Brochu (2)	10	100%	3/4	75%	5	100%	3/3	100%	–	–	95%
Craig W. Broderick (3)	10	100%	–	–	5	100%	–	–	8	100%	100%
George A. Cope (4)	10	100%	–	–	5	100%	7	100%	–	–	100%
Stephen Dent (5)	4/4	100%	–	–	–	–	–	–	4/4	100%	100%
Christine A. Edwards (6)	10	100%	–	–	5	100%	7	100%	4/4	100%	100%
Martin S. Eichenbaum	10	100%	7	100%	–	–	–	–	8	100%	100%
Ronald H. Farmer (7)	6/6	100%	–	–	–	–	4/4	100%	4/4	100%	100%
David E. Harquail (8)	10	100%	7	100%	–	–	–	–	4/4	100%	100%
Linda S. Huber	10	100%	7	100%	–	–	–	–	8	100%	100%
Eric R. La Flèche (9)	10	100%	–	–	–	–	7	100%	–	–	100%
Lorraine Mitchelmore	10	100%	–	–	5	100%	7	100%	8	100%	100%
Madhu Ranganathan (5)	4/4	100%	2/3	67%	–	–	–	–	–	–	86%
Darryl White (10)	10	100%	–	–	–	–	–	–	–	–	100%
Average		100%		90%		100%		100%		100%	99%

(1)	Ms. Babiak attended seven Risk Review Committee meetings as a guest.
(2)	Ms. Brochu ceased to be a member of the Audit and Conduct Review Committee effective April 7, 2021. She became a member of the Human Resources Committee effective April 7, 2021.
(3)	Mr. Broderick attended six Audit and Conduct Review Committee meetings as a guest.
(4)	Mr. Cope attended all Audit and Conduct Review Committee and Risk Review Committee meetings as a guest.
(5)

Mr. Dent was elected as a member of the Board of Directors and became a member of the Risk Review Committee effective April 7, 2021. Ms. Ranganathan was elected as a member of the Board of Directors and became a member of the Audit and Conduct Review Committee effective April 7, 2021.

(6)	Ms. Edwards ceased to be a member of the Risk Review Committee effective April 7, 2021 and attended six Audit and Conduct Review Committee meetings as a guest.
(7)	Mr. Farmer retired as a member of the board effective April 7, 2021. He ceased to be a member of the Risk Review Committee and Human Resources Committee effective April 7, 2021.
(8)	Mr. Harquail became a member of the Risk Review Committee effective April 7, 2021.
(9)	Mr. La Flèche attended one Risk Review Committee meeting as a guest.
(10)	Mr. White attended all committee meetings in 2021 as a guest.

Tenure

The board’s Director Tenure Policy is designed to ensure ongoing board renewal, sustained board performance, and the addition of new expertise. The policy includes age and term limits for directors, the Chair and committee chairs. In exceptional circumstances, the board can waive the term or age limits for any role when it is in BMO’s best interests. Executive directors must resign from the board when they are no longer employed by the bank. The board can, however, ask a former CEO to continue as a director for no more than two years.

Age limit	Age 70 (or after at least 10 years on the board)
Term limits	Directors
• 15 years (20 years for directors who joined the board before January 1, 2010)
Chair of the Board
• 5 years, with the possibility of renewal for another three years regardless of age or tenure on the board
Committee chairs
• 5 years, with the possibility of renewal for another three years.

32	Bank of Montreal Management Proxy Circular 2022

Assessment

The Governance and Nominating Committee is responsible for overseeing the annual board assessment process which includes individual directors, the board and committee chairs and the overall functioning of the board and its four committees.

The board also uses the skills matrix (see page 27) to assess individual skills and board composition.

Director effectiveness	+	Board and committee chair effectiveness	+	Board and committee effectiveness

Annual director survey

The survey is completed by every director, and includes:

•  an assessment of the board and committees against:

•  operation of the board and each committee

•  adequacy of information provided to directors for board and committees

•  agenda planning for meetings

•  strategic direction and process, including regarding IT, information security, industry disruptors, evolution of ESG issues and implementation of sustainability strategy

•  the board and committee goals for the year.

Results are compiled confidentially by an outside consultant.

Individual interviews and peer review feedback

Each director meets with the Chair, who:

•  asks for candid feedback from the director on board and committee effectiveness, as well as individual director performance

•  provides feedback on the director’s performance relative to the performance standards under the director position description as gathered from assessments from each of the director’s peers.

Feedback

After the interviews, the Chair summarizes the themes and develops the board goals for the coming year.

The Governance and Nominating Committee monitors and tracks progress against opportunities for improvement that were identified in the self- assessment process.

Annual board chair review

The Governance and Nominating Committee assesses the Chair’s performance against the position description, taking into account the input from each director.

The results are reviewed with the board and the Chair.

Annual committee chair review

The Governance and Nominating Committee assesses the contribution and effectiveness of each committee chair against the committee’s objectives and the position descriptions.

The Chair meets with each committee chair to provide feedback.

The board and its committees continuously refine various aspects of their practices.

Setting objectives

Issues are identified every year that help with creating annual objectives for the board and its committees.

Ongoing assessment and follow-up

Board and committee objectives are set out in board packages.

Progress against the objectives is discussed at each board and committee meeting.

Bank of Montreal Management Proxy Circular 2022	33

Director Compensation

We pay director compensation to our non-employee directors. Darryl White is compensated in his role as BMO’s chief executive officer (see page 66).

The Governance and Nominating Committee benchmarks director compensation against a peer group of companies to make sure the program is competitive and consistent with the responsibilities of directors, and reviews director compensation annually.

Directors receive an annual retainer that includes equity in the form of DSUs, and cash. They can choose to take all or some of the cash portion of their retainer, plus their chair retainers, committee memberships, special meeting fees and the travel allowance, as additional DSUs or shares.

Fee structure

We pay directors a flat fee, and expect them to be available to represent the bank 365 days a year. While meetings are important, the role of a director includes being attentive to the bank’s interests at all times, providing advice outside of meetings and identifying opportunities for BMO as appropriate.

We reimburse directors for any expenses they incur while carrying out their duties. From time to time, our non-employee directors also serve as directors of our subsidiaries and affiliates. They are paid for this service, and reimbursed for travel and other expenses they incur for these board and committee meetings.

2021 director fee table

Type of fee	Fiscal 2021
Board retainer
Chair of the Board (includes membership on all four committees)	$435,000 per year: • $ 185,000 in DSUs • $ 250,000 in cash

Directors (includes one committee membership)	$225,000 per year: • $ 150,000 in DSUs • $ 75,000 in cash
Committee chair retainers
Audit and Conduct Review Human Resources Governance and Nominating Risk Review	$50,000 per year
Committee and meeting fees
Committee memberships (in excess of one)	$15,000 per committee
Special board meetings (in excess of five)	$2,000 per meeting

Special committee meetings (in excess of five)	$1,500 per meeting
Travel allowance
If the director’s principal residence is two or more time zones away from Toronto or outside Canada	$20,000 per year

Due to the COVID-19 pandemic, the director travel allowance was suspended effective May 25, 2021 and reinstated effective October 24, 2021.

Share ownership

To make sure they have a vested interest in our success, every non-employee director is required to hold, within 5 years of their appointment or election to the Board, at least 11 times the cash retainer portion of their annual retainer in BMO shares or DSUs (introduced as of December 2021). Mr. White is required to meet executive share ownership requirements (see page 67).

We calculate share ownership using the closing price of BMO shares at the end of the fiscal year, or, if higher, the share acquisition cost or value of DSUs at the time they were credited.

About DSUs

Deferred share units (or DSUs) are ownership interests that have the same economic value as shares. DSUs vest immediately and accrue dividend equivalents when dividends are paid on BMO shares.

Newly appointed directors can build up their share ownership over time but must receive all of their compensation in DSUs or shares until they meet their minimum ownership requirement.

All but one non-employee director (newly appointed) seeking re-election met the minimum share ownership requirements as of October 31, 2021 and as of the date of this circular. Mr. White met his executive share ownership requirements as of both dates (see pages 15 and 67).

All non-employee directors in calendar 2021 received all of their compensation in DSUs.

The table below shows the total share ownership of our non-employee directors. Value is based on $148.73, the closing price of BMO shares on the TSX on February 14, 2022.

	Total shares	Total DSUs	Total equity
Number	125,727	272,311	398,038
Value	$18,699,377	$40,500,815	$59,200,192

Anti-hedging

The board’s Anti-Hedging Policy prohibits directors, senior executive officers and employees from hedging their economic interest in bank shares, securities or related financial instruments (see page 61).

34	Bank of Montreal Management Proxy Circular 2022

2021 Director compensation table

The table below breaks out the compensation paid to non-employee directors in fiscal 2021. Directors who served in any capacity for a portion of the fiscal year were compensated on a pro-rated basis.

	Board retainer		Committee chair retainer ($)	Committee and meeting fees ($)	Travel Allowance ($) (5)	Other fees ($)		Total fees ($)	Portion of cash fees taken in DSUs (%)		Total DSUs – Value vested or earned ($) (1)
	Cash ($)	DSUs ($)
Janice M. Babiak (2)	75,000	150,000	50,000	15,000	11,777	–		301,777	100		301,777
Sophie Brochu	75,000	150,000	–	15,000	–	–		240,000	100		240,000
Craig W. Broderick (2)	75,000	150,000	50,000	15,000	11,777	–		301,777	100		301,777
George A. Cope (2)	250,000	185,000	–	–	–	207,755	(4)	642,755	82	(4)	529,236
Stephen Dent (3)	42,500	85,000	–	–	–	–		127,500	100		127,500
Christine A. Edwards (2)	75,000	150,000	50,000	21,500	11,777	238,788	(4)	547,065	99	(4)	539,051
Martin S. Eichenbaum	75,000	150,000	–	15,000	11,777	–		251,777	100		251,777
Ronald H. Farmer (6)	32,175	65,325	–	6,500	–	–		104,000	100		104,000
David E. Harquail	75,000	150,000	–	8,500	–	–		233,500	100		233,500
Linda S. Huber	75,000	150,000	–	15,000	11,777	–		251,777	100		251,777
Eric R. La Flèche	75,000	150,000	–	–	–	–		225,000	100		225,000
Lorraine Mitchelmore (2)	75,000	150,000	50,000	30,000	11,777	–		316,777	100		316,777
Madhu Ranganathan (3)	42,500	85,000	–	–	2,110	–		129,610	100		129,610
					Total in DSUs: $3,551,782 Total in shares: $0 Total in cash: $121,533

(1)	Includes the grant value of DSUs paid in fiscal 2021 but does not include dividend equivalents on these or any other DSUs earned during their service as a director.
(2)	Mr. Cope is Chair of the Board. Ms. Babiak, Ms. Edwards, Ms. Mitchelmore and Mr. Broderick serve as committee chairs (see page 32).
(3)

Mr. Dent was elected as a member of the Board of Directors and appointed to the Risk Review Committee effective April 7, 2021. Ms. Ranganathan was elected as a member of the Board of Directors and appointed to the Audit and Conduct Review Committee effective April 7, 2021.

(4)

Mr. Cope earned US$165,000 for serving as a director of BMO Financial Corp. (our U.S. bank holding company). Ms. Edwards earned US$189,000 for serving as a director of BMO Financial Corp. and BMO Harris Bank National Association, a wholly-owned subsidiary that provides banking, trust and other services in the United States and internationally (either directly or indirectly through its subsidiaries). These amounts were paid in US dollars and converted to Canadian dollars for purposes of this disclosure in the case of (i): DSUs using the grant date rates of exchange: US$1.00 = Cdn$1.2729 at January 15, 2021, US$1.00 = Cdn$1.2537 at April 15, 2021, US$1.00 = Cdn$1.2609 at July 15, 2021, and US$1.00 = Cdn$1.2385 at October 15, 2021; and (ii) cash using a two week average exchange rate proceeding the end of the applicable quarter end: US$1.00 = Cdn$1.2822 ended December 31, 2020, US$1.00 = Cdn$1.2559 ended March 31, 2021, US$1.00 = Cdn$1.2350 ended June 30, 2021, and US$1.00 = Cdn$1.2722 ended September 30, 2021. Mr. Cope took $94,235.64 in DSUs and $113,519.25 in cash. Ms. Edwards took $230,774.64 in DSUs and $8,013.75 in cash (paid in US dollars).
(5)	Due to the COVID-19 pandemic, director travel allowance was suspended effective May 25, 2021 and reinstated effective October 24, 2021. These amounts reflect pro-rated amounts paid during fiscal 2021.
(6)	Effective April 6, 2021, Mr. Farmer retired as a member of the board.

Bank of Montreal Management Proxy Circular 2022	35

2021 Committee Reports

Committee charters are on our website at www.bmo.com/corporategovernance. Additional information about the Audit and Conduct Review Committee is contained in our annual information form for the year ended October 31, 2021. Turn to page 32 for details about attendance at committee meetings in fiscal 2021.

Audit and Conduct Review Committee

Oversees the integrity of the bank’s financial reporting, the effectiveness of internal controls, the qualifications, independence and performance of the independent auditors, compliance with legal and regulatory requirements, sustainability disclosure, transactions involving related parties, conflicts of interest and confidential information, and standards of business our conduct and ethics. It also acts as the audit and conduct review committee of certain designated subsidiaries.

100% independent

Members: Jan Babiak (chair), Dr. Martin Eichenbaum, David Harquail, Linda S. Huber and Madhu Ranganathan

Each committee member is financially literate, as defined in the rules of the Canadian Securities Administrators (CSA) and U.S. Securities and Exchange Commission (SEC) and standards of the NYSE and the NASDAQ. Jan Babiak, Linda Huber and Madhu Ranganathan are Audit Committee Financial Experts as defined by SEC rules. Definitions of financially literate and Audit Committee Financial Experts are in the Audit and Conduct Review Committee Charter on our website at www.bmo.com/corporategovernance.

2021 Highlights

Financial reporting and internal controls

•	Recommended the consolidated financial statements prepared in accordance with International Financial Reporting Standards and related management’s discussion and analysis, financial releases and the annual information form to the board for approval.
•	Reviewed updates on the bank’s work related to the adoption of new accounting standards.
•	Evaluated the appropriateness of BMO’s accounting and financial reporting and the effectiveness of our internal control framework, in keeping with the Committee’s ongoing assessment of the effectiveness of our oversight functions.
•	Reviewed and approved the budget, resources and strategic priorities for the Finance function for fiscal 2021.
•	Reviewed the performance of the Chief Financial Officer for fiscal 2021.
•	Received reports on the impact of COVID-19 on the economic environment and BMO’s financial condition, expanded financial statement disclosures required in light of COVID-19 and the related market volatility, and reviews and assessments of internal controls over financial reporting as they related to the impact of COVID-19.
•	Reviewed reports from management on the bank’s regulatory capital ratios, including a status update on the Basel III Reforms.

Internal audit

•	Reviewed the independence and performance of the Chief Auditor and the Corporate Audit function and approved the budget and audit plan for the Corporate Audit function for fiscal 2022, including organizational structure, resource plan and strategic priorities.
•	Reviewed reports from the Chief Auditor on enhanced continuous monitoring and assessment programs in response to the impact of COVID-19 and reports on Corporate Audit’s continued monitoring of management’s ongoing movement to return to office and hybrid working.
•	Reviewed a report on the External Quality Assessment of the Corporate Audit function.
•	Approved the Corporate Audit mandate.

Shareholders’ auditors

•	Reviewed the independence of the shareholders’ auditors, including their length of service and performance, and approved the audit plan for fiscal 2022, including resources, qualifications, and fees for audit and non-audit services.
•	Reviewed and approved shareholder auditor and key team member rotation.
•	Reviewed regulatory expectations of audit committees related to external auditors.
•	Conducted an annual assessment of the shareholders’ auditors, as recommended by the Chartered Professional Accountants Canada/Canadian Public Accountability Board (CPAB) and the Basel Committee on Banking Supervision relating to audit quality. Assessment included industry knowledge, objectivity, quality, candor of communication and technical expertise.
•	Reviewed quarterly reports on audit quality indicators.
•	Reviewed reports issued by the Public Company Accounting Oversight Board and CPAB.
•	Reviewed the approach for including key audit matters/critical audit matters in the reports by the shareholders’ auditors.
•	Received reports on the impact of COVID-19 and associated COVID-19 financial statement disclosures on the shareholders’ auditors.

Legal & regulatory compliance

•	Reviewed the effectiveness of the key controls for managing legal and regulatory issues, including reports on significant legislative and regulatory developments, significant litigation, compliance with banking laws and regulatory matters, material transactions with related parties and BMO’s whistleblowing procedures.
•	Received reports on legal and regulatory actions and measures taken in response to COVID-19 and increases in supervisory activity in areas of the bank impacted and government programs in response to COVID-19.

36	Bank of Montreal Management Proxy Circular 2022

•	Received reports on compliance testing and monitoring issues, and regulatory examinations.
•	Monitored current market issues and legal and regulatory developments having an impact on BMO’s operations and material correspondence with regulators.
•	Reviewed reports from the Ombudsperson, Chief Ethics and Conduct Officer and the Chief Sustainability Officer.
•	Monitored and reviewed reporting on misconduct.
•	Reviewed regular reports on evolving information and cyber security risks and mitigation plans, risk management and regulatory matters.
•	Approved the committee’s charter, orientation program for new committee members, the mandate for the Legal & Regulatory Compliance function, organizational structure and budget, the regulatory risk appetite statement, and strategic priorities.
•	Reviewed the performance of the General Counsel and Chief Compliance Officer for fiscal 2021.
•	Approved BMO’s sustainability report, public accountability statement and climate report and Modern Slavery Act Statement.
•	Reviewed reports on the Bank’s net zero climate strategy, including BMO’s joining the Net-Zero Banking Alliance.

Information technology

•	Engaged with management on information technology matters and received quarterly briefings on information security matters, including digital channels, data and analytics, process digitization, IT infrastructure improvements, mandatory portfolio implementation and the launch of the digital employee & customer experience, which includes secure remote access, collaboration tools, end-to-end digitization along with analytics (work-from-anywhere analytics).
•	Provided regular oversight of and reviewed information on technology, cyber security and Financial Crimes Unit matters, including reports relating to recent ransomware attacks globally, increases in criminal group activity, fraud activities, and illegal lures relating to COVID-19, risk mitigation measures taken in relation to employees working remotely, hybrid working arrangements and changes made to support business growth and new customer behaviours as a result of COVID-19.
•	Oversaw periodic updates on the financial reporting IT system.

Anti-money laundering / Anti-terrorist financing and sanctions measures (AML Program)

•	Reviewed the effectiveness of the key risk controls, objectives and outcomes of the AML Program, including reports on legislative and regulatory developments, result of regulatory examinations and audits, training, customer due diligence, sanctions compliance and developments, risk assessment and mandatory reporting requirements.
•	Received reports on maintaining regulatory compliance programs, considering the impacts of COVID-19 and adjustments required in relation to employees working remotely.

Subsidiary oversight

•	Continued to act as the audit and conduct review committee of designated subsidiaries.
•	Recommended the consolidated financial statements of designated subsidiaries to their boards for approval.

The committee met regularly without management present with each of the shareholders’ auditors, Chief Auditor, Chief Financial Officer, Chief Compliance Officer and General Counsel.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2021. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Jan M. Babiak

Chair

Bank of Montreal Management Proxy Circular 2022	37

Governance and Nominating Committee

Develops governance principles and guidelines for BMO and the board. It identifies and recommends director candidates for election or appointment to the board, and reviews our director orientation and development program and board assessment process. It reviews the board mandate, committee charters and position descriptions annually to make sure that they meet or exceed all regulatory requirements and best practices. The committee also evaluates shareholder proposals submitted for the bank’s shareholder meetings.

100% independent

Members: Christine Edwards (chair), Jan Babiak, Sophie Brochu, Craig Broderick, George Cope and Lorraine Mitchelmore

2021 Highlights

Director assessments and board composition

•	Evaluated the composition, size, tenure, competencies and skills of the board, committees and committee members.
•	Carried out the annual board assessment including the board, committees, Chair of the Board, committee chairs and director effectiveness. Reviewed the results, monitored progress during the year and evaluated the effectiveness of the assessment process.
•	Oversaw the process used by the Chair of the Board and committee chairs for developing the annual objectives, which are used in the board assessment process.
•	Assessed the Directors Skills Matrix.
•	Evaluated the third-party governance support.
•	Reviewed the Board peer assessment process.
•	Performed the annual assessment of the expertise and experience of the Human Resources Committee.
•	Assessed the effectiveness of the bank’s strategy session.

Governance commitment

•	Reviewed BMO’s corporate governance practices to ensure compliance with applicable legal and regulatory requirements (see our Statement of Corporate Governance Practices at www.bmo.com/corporategovernance for a complete discussion).
•	Reviewed significant changes in governance rules and regulations and considered the impact on BMO.
•	Assessed the independence, shareholdings and attendance of each director.
•	Reviewed our governance practices against emerging best practices, including board and shareholder engagement matters.
•	Evaluated shareholder proposals submitted for our annual meeting of shareholders.
•	Approved our corporate governance documents (including the board mandate, committee charters, position descriptions and the Board Approval/Oversight Guidelines and related policy).
•	Oversaw stakeholder engagement with directors and management.
•	Continued to support Management in providing Board and Committee materials related to Technology and Operations that focus on substantive issues, key challenges and the path forward.
•	Reviewed the Board and Committee Charters and worked with the Committee Chairs to assess the coverage and alignment of ESG-related oversight responsibilities.
•	Reviewed the use of Notice and Access to distribute the Management Proxy Circular, resulting in environmental and cost savings.

Director development

•	Oversaw the onboarding, orientation and integration of two new directors.
•	Developed a program of discrete and integrated board topics for 2021-2022 addressing sustainability, culture, talent, workplace models, indigenous banking, health and well-being, future trends in technology and data, customer experience, digitization, IT risk management and impact from IT investments, customer experience, digitization, IT risk management and impact from IT investments.

Subsidiary oversight

•	Reviewed BMO’s Legal Entity Report on subsidiary governance oversight with a focus on subsidiaries that are federally regulated financial institutions.
•	Oversaw a comprehensive review of the subsidiary governance program.
•	Reviewed the meeting minutes and agendas of the corporate governance committee of BMO Financial Corp., the bank’s main U.S. holding company.

Succession planning and director compensation

•	Maintained an evergreen list of potential director candidates based on skills, attributes and diversity.
•	Considered potential director candidates based on the current skills and experience of the board, the knowledge, experience and attributes that a new director should possess to effectively oversee management’s business strategy, candidate’s alignment with the bank’s Purpose, as well as the expanded diversity considerations consistent with the Bank Diversity Policy.
•	Identified and proposed 2 board candidates who were elected by shareholders at the 2021 Annual meeting of shareholders.
•	Conducted the annual review of director compensation and proposed no changes to the annual fee retainer.

The committee met regularly without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2021. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Christine A. Edwards

Chair

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Human Resources Committee

Oversees human resources strategies, including compensation and talent management.

100% independent

Members: Lorraine Mitchelmore (chair), George Cope, Christine Edwards, Sophie Brochu, Eric La Flèche

2021 Highlights

Talent and succession planning

•	Oversaw the seamless transition of the Chief Financial Officer in Q1 2021 and successfully executed on the succession plan for the General Counsel and for the Group Head role in BMO Wealth Management.
•	Reviewed senior leadership succession and development plans, along with the bank’s approach to developing its leaders.
•	Recommended the CEO and Group Head/function head succession slates to the board for approval.
•	Reviewed diversity, equity and inclusion goals and strategies to support the bank’s Purpose; oversaw progress against these goals and discussed management’s approach in the first year of BMO’s multi-year Zero Barriers to Inclusion 2025 strategy.
•	Participated in four sessions of the Executive Meets Director program.

Winning culture

•	Reviewed and discussed the results of the bank’s employee survey on engagement and well-being.
•	Oversaw the refresh of management’s enterprise wellness strategy, ongoing response to the pandemic and new ways of working.
•	Reviewed and approved management’s actions and 2021 goals to advance a high-performing, winning culture.
•	Reviewed and approved refreshed delegations of the committee’s authority to management on compensation plan design changes to streamline processes and drive greater efficiency in the governance model.

Compensation oversight and governance

•	Reviewed the approach to executive compensation relative to market and approved changes to the bank’s executive compensation program to further enhance alignment with our strategy and Purpose.
•	Reviewed and enhanced our disclosures to clarify that ESG and sustainability are components that are embedded in our Purpose and strategy, which are linked to our executive compensation program design.
•	Reviewed summary findings and oversaw action plans associated with an enterprise review of gender pay.
•	Reviewed incentive compensation for top-earning employees and executives.
•	Reviewed several aspects of the CEO’s pay for performance, including relative performance versus peers, and determined that CEO pay is aligned with bank and individual performance goals.
•	Recommended final fiscal 2021 variable pay awards for the CEO to the board for approval.
•	Reviewed the fiscal 2021 performance assessments of BMO’s most senior executives and its control function heads, and approved the assessments and their final 2021 variable pay awards.
•	Assessed the CEO’s performance against objectives and recommended presentation of the assessment to the independent members of the board for approval.
•	Reviewed the performance and independence of the committee’s independent compensation advisor.
•	Met with shareholder advisors and institutional investors to discuss BMO’s compensation program and practices.

The committee met seven times and regularly without management present. We also met with our independent compensation advisor without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2021. You can find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Lorraine Mitchelmore

Chair

Bank of Montreal Management Proxy Circular 2022	39

Risk Review Committee

Oversees the identification and management of risk, adherence to corporate risk management policies and compliance with risk-related regulatory requirements. It reviews the bank’s Risk Appetite Framework and the organizational structure, resources and effectiveness of the risk management function. The committee also reviews and, as applicable, approves our corporate risk management policies, reviews and/or ratifies transactions involving material risk and recommends to the board the limits and risk-taking authority to be delegated to the Chief Executive Officer.

100% independent

Members: Craig Broderick (chair), Stephen Dent, Dr. Martin Eichenbaum, David Harquail, Linda S. Huber and Lorraine Mitchelmore

2021 Highlights

Risk Appetite Framework and governance

•	Reviewed, and recommended for approval by the board, the Risk Appetite Framework, including the risk appetite statement and key risk metrics.
•	Reviewed the proposed exposure limits, including periodic updates to certain metrics, to be delegated to the Chief Executive Officer and recommended approval to the board.
•	Approved the committee’s charter, orientation program for new committee members, Chief Risk Officer mandate, risk management function’s budget, resource plan and strategic priorities.
•	Reviewed the performance of the Chief Risk Officer.
•	Received reports on findings and audit results from the Chief Auditor and associated action plans.
•	Engaged in discussions with management on the continued effectiveness and soundness of the bank’s risk culture.
•	Reviewed the status of compliance with Risk Data Aggregation and Risk Reporting and Basel Pillar I requirements.
•	Received attestations from the Chief Risk Officer related to the bank’s risk culture and independence.

Identification and management of risk

•	Engaged management in in-depth discussions at each committee meeting on risk management and risk strategies related to key businesses and products.
•	Approved the capital adequacy assessment plan and the enterprise economic capital limit and monitored the bank’s quarterly capital position.
•	Considered the results and implications of sector-specific and enterprise-wide stress tests.
•	Received reports on the impact of COVID-19 and lessons learned.
•	Regularly assessed the bank’s credit, market, liquidity and funding risk positions against approved exposure limits.
•	Monitored the quality and performance of the credit portfolio, including watchlist and impaired loans, and the provisions and allowances for credit losses.
•	Reviewed and discussed emerging events and scenarios including, risks potentially arising as a result of COVID-19, climate change, severe disruption to critical services, higher rates from sustained high inflation, labor challenges, Canadian house price correction, transition to alternative reference rates and cyber events.

•	Reviewed performance against key risk metrics and management action plans to remediate any metric that falls outside of the bank’s risk appetite.
•	Engaged in discussions with Management on the bank’s climate change strategy, sustainability disclosure and the embedding of climate change considerations across the risk management framework.

Adherence to risk management corporate policies

•	Discussed and approved risk-related corporate policies and applicable risk limits.
•	Reviewed exposures against policy limits/credit qualification and escalation statistics.

Compliance with regulatory requirements

•	Periodically engaged with regulators in discussions on key risks in the bank.
•	Discussed regulatory communications and action plans with management.
•	Approved the corporate insurance program.
•	Reviewed and, where required, approved reports and presentations that were provided in satisfaction of regulatory requirements.

The committee met regularly in private with the Chief Risk Officer, in private with the CEO, and without management present.

The committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2021. You will find the mandate in the committee’s charter at www.bmo.com/corporategovernance.

Craig W. Broderick

Chair

40	Bank of Montreal Management Proxy Circular 2022

Driving our success

EXECUTIVE COMPENSATION

BMO’s success depends on the strength and performance of its people. Executive compensation — an important tool we use to reinforce our Purpose, drive the success of our people and ensure our long-term success — is a well-governed, disciplined process.

The executive compensation program ties our Purpose and strategic priorities to executive rewards and to the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Compensation governance and oversight Effective structure and oversight and a disciplined process provide proper governance and sound decision-making	▶

> Our independent directors have human resources, risk management, corporate responsibility/sustainability and executive leadership experience

> Oversight structure supports a culture of prudent risk-taking

> The Human Resources Committee receives advice from an independent, external compensation advisor

> An independent third party reviews our material compensation plans

> Management oversight committees operate at the enterprise level, in the U.S. and in the UK, and include control function leaders

Leading compensation practices Our compensation policies and practices align with the practices, standards and guidelines required by regulators and are informed by industry best practices	▶

> A significant portion of executive pay is equity-based

> Each executive must meet share ownership requirements

> Our compensation structure does not encourage or reward excessive risk-taking

> A significant portion of executive variable pay is deferred

> ESG goals are embedded in our annual Purpose and strategic objectives, which account for 25% of variable pay funding for executives

> Executive variable pay can be clawed back or forfeited

Strong link between pay and performance

Executive pay is tied to bank, operating group and individual performance and our total shareholder return (TSR) compared to our peers, and is aligned to the bank’s strategy and four core compensation principles

	▶	> Attract and retain executive talent > Link compensation to bank performance > Encourage a long-term view to increase shareholder value > Align with prudent risk-taking

Bank of Montreal Management Proxy Circular 2022	41

Message from the Chair of the Human Resources Committee

BMO’s very strong financial performance in 2021 and the progress we made in advancing our Purpose and strategy reflect the strength of BMO’s greatest asset: its people.

At BMO, we are building a high-performance, digitally-enabled bank that’s ready for the future.

Our Purpose, to Boldly Grow the Good in business and life inspires us all to aim higher in driving meaningful impacts for our customers, employees and communities. Our bold commitments for a thriving economy, a sustainable future, and an inclusive society are reflected in our active and direct responses to today’s most pressing challenges.

Consistent, strong performance is essential to achieving our Purpose. With that in mind we aim to deliver top-tier total shareholder return and achieve our financial goals by aligning our operations with, and executing on, our five strategic priorities. In 2021 we did this, our one-year relative TSR ranked #1 as compared to our Canadian peers and we exceeded a number of our financial goals and Purpose and strategic objectives.

Our commitment to sustainability is embedded in our strategy and fundamental to our Purpose. We apply a variety of environmental, social and governance (ESG) practices to capture opportunities and manage risks in areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion.

Focus on our people

BMO’s success is grounded in the strength of our people. The Human Resources Committee oversees the bank’s human resources strategy, focusing on three areas:

•	Talent – we oversee the development of a skillful and diverse team that delivers on the bank’s strategy.
•	Culture – we oversee the development of a high-performing, winning culture that supports and empowers our people, and effective talent processes that are integrated and digitized.
•	Compensation – we oversee a compensation program that motivates, attracts and retains talent, drives responsible growth and discourages inappropriate risk-taking.

This year we enhanced the committee’s mandate to reflect our oversight of human resource strategies which include employee diversity, equity and inclusion, and health and wellness. As part of this, we have set two related objectives: (i) to further BMO’s Zero Barriers to Inclusion 2025 strategy which supports equity, equality and inclusion for our employees, and (ii) to support BMO’s approach to fostering employee wellness, health and safety through the pandemic and longer term.

Lorraine Mitchelmore

Chair of the Human Resources Committee

Our Purpose: Boldly Grow the Good

in business and life

>	for a thriving economy
>	for a sustainable future
>	for an inclusive society

Our strategic priorities

>	World-class client loyalty and growth
>	Winning culture driven by alignment, empowerment and recognition
>	Digital first for speed, efficiency and scale
>	Simplify work and eliminate complexity
>	Superior management of risk and capital performance

Purpose and strategy in action

In 2021, we witnessed the resilience of BMO’s employees and customers as they adapted to meet the challenges the pandemic brought.

Client loyalty: BMO helped customers make real financial progress as the economy began to emerge from the pandemic, and this translated into strong customer growth and record customer loyalty across businesses. At the same time, the bank provided more holistic support to business owners and entrepreneurs across Canada by offering them some of the wellness services we provide to employees, such as counselling and online tools. The bank also made progress on BMO EMpowerTM, its five-year, US$5 billion commitment aimed at addressing key barriers faced by minority businesses, communities and families in the U.S., with more than $2 billion in commitments over the first 12 months.

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Winning culture: To support talent and continue to foster a winning culture, BMO expanded its wellness support and introduced a Winning Culture Checkup, which confirmed its employee engagement continues to be strong and gave BMO greater insights into employee health and safety, and productivity while employees continued working from home and adapted to new ways of working. BMO also made significant progress against the goals of its 2021 diversity strategy – increasing representation of women, minorities, People of Colour, Indigenous peoples, people with disabilities and 2SLGBTQ2+ – and remained on track to meet its Zero Barriers to Inclusion 2025 goals.

Digital first: As part of the continuing transformation to a digital first bank, BMO closed key agreements to modernize banking platforms, and received top rankings including #1 for digital money management, security and alerts from Insider Intelligence. The bank also continued to protect customers by expanding its fraud and crisis teams, and improving its cyber defence and fraud detection and response capabilities.

Simplify work: BMO introduced new functionality across the enterprise that made banking easier for both clients and the bank. For example, it introduced an online banking automated enrolment feature that significantly reduced account opening times for new customers, and it implemented a fully integrated North American wire transfer platform with 95% of payments processed without human intervention.

Manage risk and capital: BMO announced its climate ambition to be its clients’ partner in the transition to a net zero world. It established the BMO Climate Institute, a platform for collaboration on climate initiatives that will help develop and accelerate climate mitigation and adaptation solutions for BMO and its clients. Carbon-related assets(1) also made up a smaller percentage of total BMO lending, and BMO is integrating climate opportunities into its business platforms and finances. You can read more in BMO’s 2021 Climate Report.

BMO also effectively managed the company within its risk appetite, made deliberate capital decisions, including two divestitures that optimized risk and return, and drove greater efficiencies across the enterprise.

These are just a few examples of BMO’s progress against its strategy this year. See page 63 for a list of accomplishments against the Purpose and strategic objectives the committee assessed when determining executive compensation. You can also read more about our approach to sustainability in our 2021 Sustainability Report, and about our climate strategy and outcomes in our 2021 Climate Report, which is aligned with the Task Force on Climate-Related Financial Disclosures (TCFD).

(1)

Carbon-related assets are the value of net loans and acceptances connected to the energy and utilities sectors, excluding water utilities, independent power producers, electricity transmission and distribution companies, renewable electricity producers, nuclear electricity producers and waste management companies. The amount is reported as at October 31, 2021, and is expressed as a percentage of total loans and acceptances, net of allowance for credit losses on impaired loans.

2021 Financial performance

BMO delivered strong financial performance across all businesses, reflecting a recovery from the significant adverse impacts the COVID-19 pandemic had on the global economy, customers and 2020 financial results. Relative performance was also strong, with BMO ranking #1 on one-year TSR compared to our Canadian peers. Financial results can fall within a range of variable pay outcomes, both above and below the goals set at the beginning of the year, and such movement can have a direct impact on what executives earn. This year, results exceeded our goals for all three financial performance measures. You can read more about these measures and BMO’s results on page 62.

		Adjusted(1)(2)		Adjusted for compensation purposes(3)

	Reported(1)		vs 2020 adjusted		vs goal
Return on equity	14.9%	16.7%	up 640 basis points	15.9%	above
Earnings per share	$11.58	$12.96	up 68%	up 32.5%	above
Efficiency ratio, net of CCPB	60.1%	56.5%	down 330 basis points	56.5%	above

(1)

For information about how BMO calculates return on equity, EPS, and efficiency ratio, net of CCPB, and a definition of CCPB, see the definitions in the Glossary of Financial Terms starting on page 136 of BMO’s 2021 Annual Management’s Discussion and Analysis dated December 3, 2021 for the fiscal year ended October 31, 2021 (2021 Annual MD&A). These terms and definitions are incorporated by reference. The 2021 Annual MD&A is available on SEDAR at www.sedar.com and on BMO’s website at www.bmo.com/investorrelations. EPS growth is the percentage increase in EPS over the prior year.

(2)

Adjusted results and ratios, including measures calculated net of CCPB, in this table are non-GAAP amounts or ratios. Efficiency Ratio, net of CCPB is a non-GAAP ratio in both its reported and adjusted forms. For a reconciliation of adjusted return on equity, adjusted earnings per share, efficiency ratio, net of CCPB and adjusted efficiency ratio, net of CCPB, see Non-GAAP and Other Financial Measures starting on page 25 of the 2021 Annual MD&A. These reconciliations are incorporated by reference.

(3)

Adjusted measures for return on equity and earnings per share for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2021 the recovery of credit losses on performing loans was $371 million ($505 million pre-tax) and in fiscal 2020 the provision for credit losses on performing loans was $1,050 million ($1,431 million pre-tax).

Bank of Montreal Management Proxy Circular 2022	43

*All returns represent total returns.

(4)

The average annual total shareholder return (TSR) is calculated using the closing share price on October 29, 2021 and assuming reinvestment of dividends paid during the period. The Canadian peer group is comprised of the five other largest Canadian banks.

(5)

For compensation purposes BMO ranks fourth among our peers on three-year TSR. For compensation purposes we calculated three-year TSR using the average share prices for the three months ended October 31, 2018 and October 29, 2021 (rather than the closing share prices), because we believe this better reflects sustained performance.

Executive compensation

We have designed the executive compensation program to motivate, attract and retain high–performing talent and reward the achievement of sustainable, long-term growth as a team. This year, we continued to develop the program by strengthening the link between executive pay and BMO’s Purpose and strategy by focusing on two areas:

•	Aligning financial goals with growth strategy – We reduced the number of financial goals to three essential, equally weighted measures: return on equity, earnings per share (EPS) growth and efficiency ratio. This simplified the plan design and aligned it more closely with our long-term strategy.

•	Clarifying ESG and compensation – In response to shareholder feedback we have clarified the connection between ESG and compensation, better highlighting how they are linked. At BMO, ESG is integrated into our Purpose, strategy and compensation design. Each year, 25% of executive variable pay funding is tied

ESG and compensation

At BMO, ESG is integrated into executive compensation design. Turn to page 63 to learn about the Purpose and strategic objectives for 2021 and their link to ESG and variable pay. You can also learn more about the connection between ESG and BMO’s strategy on page 11 of our 2021 Sustainability Report.

to the completion of Purpose and strategic objectives, which includes ESG. ESG is also included in the annual individual goals for executives, capturing opportunities and managing risks in areas such as sustainable finance, climate change, human rights and diversity, equity and inclusion. This approach is central to delivering on BMO’s strategy, Purpose and bold commitments for a thriving economy, a sustainable future, and an inclusive society.

2021 compensation results

Executive compensation for 2021 directly reflects BMO’s performance against the financial goals (75% of variable pay funding) and Purpose and strategic objectives (25% of variable pay funding) it set for the year.

Variable pay for executives is also adjusted up or down based on BMO’s performance compared to its peers. We use three-year total shareholder return (TSR) to assess relative performance and to modify variable pay funding up or down based on BMO’s relative ranking. This year BMO ranked fourth among the large Canadian banks, resulting in no impact to the calculated multiplier of 123%.

Final variable pay funding for 2021 was approved as calculated at 123%. No discretion was applied by the committee to the calculated multiplier for the total bank or the operating groups following the committee’s review of secondary considerations.

The majority of the variable pay executives were awarded is deferred and will be adjusted again for performance before it pays out, based on the performance of BMO’s share price over time as well as on BMO’s performance against its three-year average adjusted return on equity (ROE) goals.

2021 named executives (NEOs)

•	Darryl White, Chief Executive Officer
•	Tayfun Tuzun, Chief Financial Officer
•	Dan Barclay, Chief Executive Officer & Group Head, BMO Capital Markets
•	Cameron Fowler, Chief Strategy and Operations Officer
•	David R. Casper, U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, North American Commercial Banking
•	Thomas E. Flynn, former Chief Financial Officer

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2021 CEO compensation

In 2021, BMO’s financial results and the progress made against its Purpose and strategy were the direct result of Mr. White’s leadership and the strength of the team he has built. The board recognized this in his 2021 compensation.

Mr. White’s 2021 total compensation target was $10.5 million, made up of $1 million in fixed pay or base salary, and a variable pay target of $9.5 million. The committee recommended that Mr. White’s variable pay be awarded at the calculated amount of 123% of his target, with no changes resulting from the review of secondary considerations. This resulted in total direct compensation for 2021 of $12.685 million ($1 million in base salary and $11.685 million in variable pay).

Mr. White’s 2022 total target compensation will remain the same as it was for 2021.

Compensation linked to ongoing bank performance

As noted above, the majority of variable pay at BMO is adjusted for performance twice; when it is awarded, and again before it vests and pays out.

92% of the pay granted to Mr. White this year is variable, which is adjusted up or down based on fiscal year performance. Of this, 71% was allocated to stock options and performance share units (PSUs), which prior to vesting and paying out are adjusted multiple times based on performance. These final payouts can move up or down based on the performance of BMO’s common share price over time. Additionally, the final amount paid out for PSUs is adjusted again based on BMO’s performance against its three-year average adjusted return on equity (ROE) goals.

The graph below illustrates how Mr. White’s variable pay is aligned with performance when it is granted and again before it vests and pays out. See page 52 for information about how variable pay awards work.

Bank of Montreal Management Proxy Circular 2022	45

Talent

This year we oversaw progress against BMO’s diversity, equity and inclusion goals and we reviewed summary findings and oversaw action plans associated with an enterprise review of gender pay.

We also reviewed BMO’s human resources strategy and succession plan, approving several leadership changes, including:

•	Completing the succession plan for Group Head, BMO Wealth Management, by promoting Deland Kamanga from his position as Head of Global Markets. Deland will lead the strategic direction of BMO Wealth Management, drawing on his successful transformation of one of our most complex businesses. Deland will continue in his role as co-Executive Sponsor of the BMO Black Professionals Network Canada and co-Chair of the Black & Latino Advisory Council.
•	Expanding Sharon Haward-Laird’s mandate as General Counsel by appointing her Executive Sponsor for three important areas of focus for BMO: sustainability, the BMO for Women program and digital currency. Sharon’s enterprise-wide focus will drive alignment on these important initiatives across the bank.

Constructive feedback from shareholders

The committee communicates regularly with shareholders, industry groups and other stakeholders, and we always welcome your feedback. This year we met with investors and shareholder advisory groups to discuss BMO’s compensation program and practices and other governance matters, including their priorities around ESG and climate change, and we continue to look for ways to incorporate that feedback into our programs.

On behalf of the committee, I’m pleased to report that we received even higher support from shareholders – they voted over 95% for our approach to executive compensation at last year’s annual meeting.

Focus for 2022

We believe our actions this year strongly reinforced BMO’s Purpose, and drove significant progress on the strategic priorities as well as our long-term plans to build shareholder value. We plan to maintain our focus on these priorities in 2022.

I welcome your feedback on the committee’s activities and decisions this year and thank you for your confidence.

Sincerely,

Lorraine Mitchelmore

Chair of the Human Resources Committee

46	Bank of Montreal Management Proxy Circular 2022

Compensation Governance and Oversight

The Human Resources Committee establishes and oversees the bank’s human resources strategies, including health and well-being, talent management and compensation, and plays an important role in corporate governance. See page 39 for information about the committee and its activities this year.

Five independent directors serve on the committee, and the average committee tenure is 5.6 years. All of the committee members meet the NYSE requirements for compensation committee independence, which were established in 2013.

Human Resources Committee (see pages 9 to 15 for biographies)	Committee member since
Lorraine Mitchelmore (Committee chair since 2020)	2016
Sophie Brochu	2021
George A. Cope	2010
Christine Edwards (also a member 2011 - 2014)	2015
Eric R. La Flèche	2019

Qualified directors

To ensure the committee has the expertise it needs to carry out its mandate, its members are required to have a thorough understanding of the issues relating to human resources and compensation (or to acquire that understanding within a reasonable period of time after being appointed).

The Governance and Nominating Committee looks at the mix of skills and experience of the directors on the Human Resources Committee every year to make sure it remains appropriate.

The table below outlines the experience of the current members of the Human Resources Committee. All members have risk management and corporate responsibility/sustainability experience, have gained experience in human resources and compensation by serving as chief executive officer (or equivalent) of a major organization, and have served on the compensation committees of other public companies.

Number of committee members with specific experience or expertise
Human resources experience Experience with compensation, pension and benefit programs (in particular, executive compensation programs)	5 of 5
Risk management experience Knowledge of and experience with internal risk controls, risk assessments and reporting	5 of 5
Corporate responsibility/sustainability Understanding of and experience with corporate responsibility practices and the components of sustainable development practices	5 of 5

Accounting and finance experience

Knowledge of and experience with financial accounting and reporting and corporate finance, and familiarity with internal financial/accounting controls, Canadian or U.S. GAAP and/or IFRS

5 of 5
Executive leadership experience Experience as a senior executive/officer of a publicly listed company or major organization	5 of 5

Supporting a culture of prudent risk-taking

One of BMO’s strategic priorities is superior management of risk, and this priority carries through to the bank’s executive compensation program.

The members of the Human Resources Committee are chosen in part for their knowledge of risk management, and one of the current members also serves on the Risk Review Committee.

BMO’s leading practices strengthen the alignment of compensation with our Purpose, strategic priorities and performance, all within a culture of prudent risk-taking and responsible and sustainable growth. These practices are built into all aspects of the compensation program: plan design, review and approval of variable pay funding, determination of individual awards, and clawback and forfeiture policies. You can read more about these on page 60.

You can read more about the directors in the profiles starting on page 9, and the committee and its activities in 2021 on page 39.

Read more about how the bank’s compensation policies and practices support a culture of prudent risk-taking starting on page 59.

Committee members are also BMO shareholders

All of the committee members exceed the bank’s share ownership requirements for directors (see page 34).

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Effective oversight

The board understands its role in contributing to the soundness and stability of the financial markets in which BMO operates, and the need to balance BMO’s financial success with its commitments to communities, employees, customers, the environment and other stakeholders.

The committee has a formal process for overseeing BMO’s compensation policies and practices to make sure they support the bank’s Purpose and strategic priorities, while managing current and future compensation risk (see page 51).

Subsidiary governance

BMO makes a strong connection between overall enterprise and subsidiary governance. For example, the chair of the Human Resources Committee holds joint meetings with BMO Financial Corp.’s (U.S.) Human Resources Committee chair, which helps both organizations perform better.

In addition to working with management and the bank’s oversight committees (see below), the committee works with an external compensation advisor every year to get an independent view of best practices, BMO’s executive compensation program and compensation decisions. The committee takes into consideration the information and recommendations the advisor provides, but also considers other factors, and is ultimately responsible for its own decisions.

Board

Approves the bank’s strategic plans, including key initiatives, opportunities, risk, competitive position, financial projections and other key performance indicators for each operating group. Gives the final approval on compensation decisions for the CEO.

▲
Independent compensation advisor Provides an annual independent view of global trends, best practices, BMO’s executive compensation program and compensation decisions.	▶	Human Resources Committee

Governs and oversees the bank’s material compensation plans on behalf of the board, assessing the alignment of pay with performance and that risk-taking is prudent, supporting the bank in achieving its goals and aligning with the interests of shareholders.

▲
Independent third party Conducts a review of BMO’s material compensation plans to ensure the compensation policies and decision-making processes are sound.	▶	Management oversight committees

Control function leaders are actively involved in reviewing compensation design and the annual compensation decision-making process, including assessing risk and other control function inputs. There are committees at the enterprise level, and in the U.S. and the UK.

About the management oversight committees

Management oversight committees are actively involved in reviewing variable pay design and the annual compensation decision-making process. They support the Human Resources Committee by:

•	Identifying the criteria for roles that can have a material impact on the bank’s risk profile
•	Providing additional oversight and scrutiny of the design and funding of BMO’s material compensation plans
•	Assessing risk and other control function inputs when recommending variable pay funding
•	Making recommendations for discretionary adjustments to variable pay awards as appropriate
•	Reviewing international regulatory requirements

See page 51 for more information about the role the management oversight committees play in the annual decision-making process.

Enterprise Compensation Oversight Committee

•	Established in 2011
•	Includes the BMO Chief Risk Officer, Chief Financial Officer, Chief Compliance Officer, General Counsel and senior leaders from Human Resources, along with the Chief Auditor as an observer
•	Met five times in 2021

There are also management oversight committees in the U.S. and the UK to govern the variable pay design and compensation decision-making process in these jurisdictions.

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Independent advice

The committee has used Pay Governance LLC as its exclusive advisor on compensation issues since 2008. Pay Governance is an independent and unaffiliated executive compensation advisory firm and does not do any work for management.

The committee assesses the performance of Pay Governance every year. In 2021, the committee was satisfied with the following committee-related work the advisor provided:

•	Assessed the level of difficulty of the annual plan goals used for variable pay funding against internal and external perspectives
•	Provided independent review and advice on the bank’s material compensation plans, including the executive and BMO Capital Markets plans, CEO compensation and the CEO’s compensation recommendations for senior executives
•	Reviewed the management proxy circular
•	Regularly participated in Human Resources Committee meetings, including time with individual members

	Billed in 2021	Billed in 2020
Executive compensation-related fees	US$178,356	US$219,611
All other fees	$0	$0

To make sure its compensation advisor is independent from the bank, the committee:

•	Reviews the advisor’s independence every year
•	Sets the advisor’s mandate and fees
•	Requires the advisor to obtain written approval from the committee chair if, from time to time, the advisor is called upon to provide services to management
•	Does not approve work that, in the committee’s view, could compromise the advisor’s independence
•	Discloses in the management proxy circular all work done by, and fees paid to, the advisor

The committee also reviews the advisor’s independence against the U.S. SEC’s six requirements for independence, and confirmed in 2021 that the advisor:

•	Does not provide other services to BMO
•	Has effective policies and procedures to prevent conflicts of interest
•	Has no business or personal relationships with a committee member
•	Has no business or personal relationships with an executive officer of BMO
•	Does not own BMO shares
•	Bills fees to BMO that are within an acceptable range, and make up only a small percentage, of its total revenue

Additional third-party reviews

An independent third party also carries out periodic reviews of the bank’s material compensation plans to confirm the soundness of BMO’s compensation policies and their alignment with regulatory requirements and guidelines.

In 2021, Global Governance Advisors (GGA) reviewed five of BMO’s material compensation plans and reported that BMO continues to align with the Financial Stability Board’s (FSB) Principles and requirements from OSFI, the U.S. Federal Reserve and the UK Financial Conduct Authority. GGA’s review included:

•	Assessing variable pay design
•	Assessing plan changes against regulatory requirements
•	Performing stress testing and back testing, payout curve analysis, extensive scenario analysis and volatility analysis of the bank’s corporate and business unit results

The committee’s oversight process, which involves management and three oversight committees and includes independent advice from third parties, contributes to proper and effective oversight.

Sound policies and practices

The committee is satisfied that:

•	BMO’s compensation policies and practices effectively align executive compensation with our Purpose, strategic priorities and performance
•	BMO’s compensation policies and practices do not encourage any executive or employee to take inappropriate or excessive risks
•	No risks have been identified in the bank’s compensation policies and practices that are reasonably likely to have a material adverse effect on the bank

BMO’s compensation policies and practices are also aligned with the practices, standards and guidelines required by regulators and informed by industry best practices:

•	Principles for Sound Compensation Practices, issued by the FSB
•	OSFI’s practices, standards and guidelines
•	Guidance on Sound Incentive Compensation Policies, issued by the U.S. Federal Reserve in cooperation with other banking agencies
•	International regulations and guidelines for financial institution compensation policies and practices in the jurisdictions where we work, including China, Hong Kong, Ireland, the Netherlands, Singapore and the United Kingdom

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BMO’s Approach to Executive Compensation

The board believes that BMO’s success depends on the performance of its people. Executive compensation — an important tool the committee uses to reinforce our Purpose, drive the success of our people and ensure our long-term success — is a well-governed, disciplined process.

Executive compensation at BMO is based on four core principles

The committee has structured BMO’s executive compensation program and policies to support the bank’s Purpose and strategic priorities, and give executives a significant personal stake in the long-term growth and health of the organization. Bank results, compensation for executives, financial returns to shareholders and BMO’s commitment to pursuing growth responsibly and sustainably are all connected in a way that does not encourage or reward inappropriate risk-taking.

Executives earn more when results are above our performance goals and less when they are below. This is accomplished by aligning variable pay awards and their payouts to performance against bank, operating group and individual performance goals that support the achievement of our Purpose and strategic priorities. The committee also considers other financial factors, such as BMO’s relative performance and the quality of its earnings, to assess performance and confirm that awards and payouts align with the principles of sound governance and prudent risk management.

Attract and retain executive talent (see page 52)	Link compensation to bank performance (see page 55)	Encourage a long- term view to increase shareholder value (see page 58)	Align with prudent risk-taking (see page 59)

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives	Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance	A significant portion of variable pay for each executive is equity-based There are share ownership requirements for each executive

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited and a significant portion is deferred

Executive compensation and ESG

Embedded in our strategy and, fundamental to the bank’s Purpose, sustainability is integrated into BMO’s executive compensation design. 25% of executive variable pay funding is tied to the completion of our Purpose and strategic objectives or to non-financial goals. Each year we include ESG in these Purpose and strategic objectives, as well as in the individual goals for our executives, to capture opportunities and manage risks in areas such as sustainable finance, climate change, human rights, and diversity, equity and inclusion. This approach is central to delivering on our strategy, Purpose and bold commitments for a thriving economy, a sustainable future, and an inclusive society. Turn to page 63 to read about our strategic results for 2021 and their link to ESG.

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Annual decision-making process

Each year, the committee undertakes a formal six-step process to ensure that the governance of its compensation policies and decision-making process are sound.

At the beginning of the year

1. Review corporate strategy

The board reviews and approves the bank’s strategic plans, including key initiatives, opportunities and risks (which include ESG considerations), risk appetite framework, competitive position, financial projections and other key performance indicators for each operating group. The board works with management to develop a deeper understanding of the year’s priorities and how they relate to the overall strategic plan, and discusses with management the alignment of the priorities.

2. Set performance goals and Purpose and strategic objectives for the variable pay plans to align with strategy

The CEO and management recommend the business performance measures, performance goals and weightings for each operating group, as well as Purpose and strategic objectives. These goals and objectives support the bank’s overall priorities and commitment to pursuing growth sustainably and responsibly, are aligned with the bank’s risk appetite and drive variable pay funding. Performance goals and Purpose and strategic objectives are reviewed by the management oversight committees and control functions before they are recommended to the committee for approval.

3. Review variable pay plan changes and set target variable pay levels for executives

The committee reviews changes to variable pay plan designs and approves the target variable pay for senior executives. It also approves individual performance goals - including goals directly linked to achieving our Purpose - for the CEO and recommends the CEO’s target variable pay to the board.

At the end of the year

4. Review and approve business performance factors used to adjust variable pay

Finance determines the business results and calculates the:

•  performance factor for the achievement of financial goals

•  relative performance modifier

•  performance factor used to adjust the payout of PSUs when they vest.

Management reviews performance against Purpose and strategic objectives, and recommends the performance factor to the committee.

Management and the management oversight committees work together to:

•  Consider risk implications when assessing the business performance factor and relative performance modifier used to calculate variable pay

•  Recommend adjustments or holdbacks to reflect risk, compliance, conduct or other factors when necessary, including behaviour aligned with our commitment to our community, our employees, our customers, the environment and other stakeholders

•  Perform an annual review of business events that have exceeded pre-defined risk and compliance thresholds at both the U.S. and enterprise levels, and may recommend modifications to variable pay funding or individual variable pay awards to the committee

Management and the management oversight committees review and recommend to the CEO variable pay funding for executives. The CEO then presents his recommendations to the committee for approval.

The committee also has the discretion to modify calculated variable pay funding, awards or payouts based on its review and on the management oversight committees’ assessment of other financial and non-financial considerations not explicitly included in the business performance factor (see page 57).

5. Assess individual performance and award variable pay to senior executives

The committee:

•  Determines the business performance factor and reviews the calculated result at the end of the year

•  Reviews secondary considerations at the bank and operating group levels, including any reportable control deficiencies in risk, compliance, conduct or audit, to determine if discretion should be applied to variable pay funding or to the variable pay awards calculated for executives

•  Assesses individual performance against the personal goals set for the CEO and senior executives at the beginning of the year

•  Recommends the CEO’s final variable pay award to the board

•  Approves variable pay awards for senior executives and control function leaders, and reviews variable pay awards for other top earners across the bank

Throughout the year

6. Ongoing risk review (see page 59)

Various activities help make sure risk considerations are included in the compensation decision-making process and support the work of the committee:

•  The Risk Review Committee:

•  Regularly assesses the bank’s key risk positions, risk appetite statement and approved exposure limits

•  Receives quarterly presentations about the bank’s risk management processes

•  One of the members of the Risk Review Committee is a member of the Human Resources Committee. The Human Resources Committee leverages that participation to help inform compensation decisions.

•  The management oversight committees review material risk events at the regional, enterprise and operating group level and by line of business. Material risk events, such as financial losses and violations of law or standards of conduct or risk management controls, can affect variable pay awards or payouts. These reviews consider the effects on variable pay funding or individual variable pay awards and whether additional adjustments are required.

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PRINCIPLE: Attract and retain executive talent

Compensation helps attract and retain talented people and motivates them to excel and achieve objectives

BMO’s executive compensation program is designed to be competitive with the market in order to attract and retain the top talent needed to execute the bank’s strategy. The program includes a combination of total direct compensation and benefits.

TOTAL DIRECT COMPENSATION				BENEFITS

FIXED PAY	VARIABLE PAY

BMO also offers eligible employees market competitive benefits and retirement savings, Employee Share Ownership Programs (Canada) or Employee Share Purchase Plans (U.S.) and, for executives, an annual taxable cash allowance to support their business development activities as ambassadors of the bank.

Salary	Short-term incentive	Mid-term incentive	Long-term incentive

The base level of pay given for carrying out day-
to-day responsibilities, based on each executive’s level of responsibility, skills, experience and market competitiveness.

Paid as a fixed amount of cash.

All variable pay awards are adjusted up or down according to the achievement of financial goals and Purpose and strategic objectives tied to our strategy.

The amount allocated to short-term, mid-term and long-term incentives for each executive is set as a fixed percentage of total variable pay based on job level. For more information about the mix for the CEO and other senior executives, please see page 58. The committee does not consider mid-term and long-term incentives the executive currently holds when determining new awards.

The table below describes each element of BMO’s variable pay program.

Variable pay: short-term, mid-term and long-term incentives

Short-term incentive

Performance-based incentive that motivates performance against annual goals that are tied to BMO’s strategy.

Who participates	• All executives.

Type of award

•  Cash bonus, paid after fiscal year-end results are finalized, usually in December. Target awards are adjusted up or down based on bank and operating group performance for the fiscal year (see page 56).

Payout

•  Can be fully or partially reduced or clawed back (see page 61 for details).

•  Before the start of the fiscal year, participants can elect to defer their bonus into deferred share units (see page 53). This decision is irreversible.

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Mid-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a three-year term. Mid-term incentives are adjusted for performance at grant and again at vesting and payout.

	Performance share units (PSUs)	Restricted share units (RSUs)

Who participates	• Senior executives.	• Bank executives below the senior executive level.

Type of award

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  Phantom share units directly linked to the price of BMO common shares.

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

Vesting and payout

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The final payout depends on our future performance: it is adjusted up or down (up to +/-20%) based on the bank’s average adjusted return on equity (ROE)(1) over the three-year term (see page 56).

•  The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing price of BMO shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

•  Vesting is at the end of a three-year term. Units earn dividend equivalents that are reinvested as additional units.

•  The payout is calculated by multiplying the units that vest by a 20-day volume weighted average closing price of BMO shares on the TSX at vesting.

•  All units can be forfeited or clawed back (see page 61 for details).

(1)

Adjusted ROE is calculated as adjusted net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity. Adjusted results and measures are non-GAAP amounts or ratios as discussed on page 43 of this circular, and in Non-GAAP and Other Financial Measures on page 25 of our 2021 Annual MD&A. Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. The 2021 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

Long-term incentive

Performance-based incentives that are deferred, equity-based and designed to motivate the creation of sustainable shareholder value over a 10-year term or longer. Long-term incentives are adjusted for performance at grant and again at vesting and payout.

	Stock options	Deferred share units (DSUs)

Who participates	• Senior Vice-Presidents and above.	• All bank executives.

Type of award

•  Options give executives the right to buy BMO common shares at some future date, at a set price (the exercise price).

•  Target awards are adjusted up or down based on bank and operating group performance in the fiscal year they are awarded (see page 56).

•  Executives may voluntarily elect to defer all or a portion of their short-term incentive into phantom share units directly linked to the price of BMO common shares.

•  Units earn dividend equivalents that are credited as additional units.

Vesting and payout

•  Options vest in equal tranches of 50% on the third and fourth anniversaries of the award, and expire at the end of 10 years.

•  The payout of an option is based on the difference between its exercise price and the market price of BMO shares on the day the option is exercised.

•  All options can be forfeited or clawed back (see page 61 for details).

•  Units vest immediately, but pay out only after the executive’s employment with BMO ends.

•  The payout is calculated by multiplying the number of units awarded, plus any dividend equivalents earned, by the market price of BMO shares on the TSX at redemption.

•  All units can be forfeited or clawed back (see page 61 for details).

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Competitive with our peers

The committee assesses the competitiveness of BMO’s compensation program by comparing it to a Canadian peer group of the largest Canadian banks and insurance companies for Canadian-based executives, and to a U.S. peer group of regional mid-sized banks for U.S.-based executives. It also uses general industry surveys of non-industry specific roles to benchmark competitive pay more broadly.

The primary peer group for Canadian executives is also used to measure BMO’s relative performance for variable pay.

For the CEO, the committee reviews the largest Canadian banks as the primary peer group. For secondary information, the committee also looks at the compensation practices of Canadian-based insurance companies, companies listed on the TSX 60 with similar market capitalization, the primary peer group used for U.S. executives, and the ratio of CEO pay to that of other employees of the bank and to the Canadian median family income, as well as other factors.

When setting the level and mix of compensation for executive roles, the committee reviews market data for comparable positions within the primary group, taking into account the relative performance and size of each institution, and the strategic importance of the role under review. The target compensation level for individual executives also reflects the executive’s experience, sustained performance in the role and future potential. The percentage of variable pay allocated to deferred compensation is determined by the executive’s job level.

The committee and its independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and senior executives, and concluded they were appropriate.

54	Bank of Montreal Management Proxy Circular 2022

PRINCIPLE: Link compensation to bank performance

Executive compensation design and implementation must align with BMO’s Purpose and strategic priorities, and link to both bank and operating group performance

A substantial portion of executive compensation is variable pay in the form of short-term, mid-term and long-term incentives. The amount allocated to each incentive is fixed as a percentage of total variable pay depending on the executive’s level.

Adjusted for performance when awarded and on vesting and payout

All variable pay – short-term incentives and mid-term and long-term incentives – is awarded based on achieving bank, operating group and individual performance goals.

Mid-term and long-term incentives are also adjusted for performance when they vest and pay out:

•	The final payout is tied to BMO’s common share price at payout
•	PSUs are further adjusted for performance prior to payout – at vesting the payout is adjusted up or down (up to +/-20%) based on the bank’s average adjusted return on equity (ROE) over the three-year term.

Variable pay for executives is funded based on performance against annual financial goals as well as objectives tied directly to our Purpose and strategic priorities. These measures are described below.

Turn to page 62 to see the full 2021 scorecard and results, and the impact that performance had on 2021 compensation.

Financial goals (75%)

Building financial strength and shareholder value

We assess bank and operating group performance against challenging financial goals that can be accomplished within the bank’s risk appetite and its compliance and ethics requirements.

Purpose and strategic objectives (25%)

Reinforcing and driving Purpose and strategy

We assess total bank performance against annual objectives that are tied directly to the bank’s Purpose and strategic priorities.

Our 2021 performance measures(1)		2021 strategic priorities	Purpose
Return on equity	> Key measure of overall profitability	> World-class client loyalty and growth	Boldlygrow the good in business and life
Earnings per share growth	> Key measure for analyzing earnings growth	> Winning culture driven by alignment, empowerment and recognition	> for a thriving economy > for a sustainable future > for an inclusive society
Efficiency ratio	> Key measure of how well we are managing expenses
> Digital first for speed, efficiency and scale
Total shareholder return	> Key measure of shareholder value	> Simplify work and eliminate complexity
(1) Measures are non-GAAP as discussed on page 43 of this circular and on page 25 of our 2021 Annual Report.		> Superior management of risk and capital performance

See page 63 for a list of our 2021 Purpose and strategic objectives and accomplishments, and their link to ESG.

Individual performance

We assess performance against individual goals that cascade down from the bank’s strategic priorities, including ESG goals that support our commitment to pursuing growth responsibly and sustainably:

•	Quantitative objectives, such as revenue growth, net of CCPB, efficiency, return on equity, net income growth, customer loyalty/experience scores and employee engagement
•	Qualitative objectives, such as the executive’s contribution to the organization through leadership, demonstrated commitment to teamwork, innovation, sound governance practices and behaviour aligned with our commitment to our community, employees, customers, the environment and other stakeholders

Executives can use their discretion to increase, decrease or eliminate the variable pay awarded to individuals reporting to them, as long as it does not exceed the total variable pay funding calculated for the group. The committee may do the same for senior executives, and only the board has the discretion to modify or eliminate variable pay for the CEO.

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How variable pay funding is calculated

Variable pay funding is adjusted up or down based on our performance against annual financial goals and our Purpose and strategic objectives. The variable pay awarded to all executives cannot exceed the total variable pay funding approved by the committee.

We calculate the variable pay funding by assessing performance against challenging financial goals that can be achieved within the bank’s risk appetite and its compliance and ethics requirements. BMO’s medium-term financial goals establish a range of expected performance over time. The bank develops its annual business plan with these financial goals in mind as well as company-specific factors relevant to the particular year. Annual financial goals are then set, with a range of variable pay outcomes above and below the goal. These annual goals are challenging, in keeping with our philosophy of setting a high bar.

We also assess performance against annual Purpose and strategic objectives, which include ESG and are tied directly to our strategy, culture and Purpose as a bank.

Target variable pay funding The sum of all executive short-, mid- and long-term incentive targets	x [	Financial goals (75%) (new weightings) Absolute performance against challenging financial goals tied to the bank’s annual performance goals	+	Purpose and Strategic objectives (25%) Performance against annual objectives that are tied to our Purpose and strategy	] x	Relative performance modifier (+/-20%) Three-year TSR compared to our Canadian bank peers	=	Performance- adjusted variable pay funding

Financial measures – total bank (a)

•  Adjusted return on equity – 25%

•  Adjusted EPS growth(b) – 25%

•  Adjusted efficiency ratio – 25%

CEO and corporate executives: total bank financial performance

Operating group executives: equal blend of total bank and operating group financial performance

Strategic priorities

> World-class client loyalty and growth

> Winning culture driven by alignment, empowerment and recognition

> Digital first for speed, efficiency and scale

> Simplify work and eliminate complexity

> Superior management of risk and capital performance

Purpose Commitments

> Thriving economy

> Sustainable future

> Inclusive society

Canadian bank peers

•  The Bank of Nova Scotia

•  The Canadian Imperial Bank of Commerce

•  National Bank of Canada

•  Royal Bank of Canada

•  The Toronto-Dominion Bank

How we calculate three- year TSR

We use the average share prices for the three months ending October 31 at the beginning and end of each performance period (rather than the closing share prices on October 31), because we believe this is a better reflection of sustained performance

New in 2021

Aligned financial goals with our growth strategy – to build financial strength and shareholder value

We reduced the number of financial goals to three equally weighted measures. This simplifies the plan design and aligns it more closely with our strategy. The change applies to bank performance for the CEO and corporate executives, and operating group performance for operating group executives. Financial goals continue to be assessed against challenging goals that can be achieved within the bank’s risk appetite and its compliance and ethics requirements.

(a)	Adjusted measures are non-GAAP as discussed on page 43 of this circular and on page 25 of the 2021 Annual MD&A.
(b)	For operating group executives, net income growth of the operating unit (adjusted for compensation purposes) is used in place of EPS growth. It is weighted 25% for all operating groups.

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How the committee uses discretion

As part of the bank’s annual governance process, the committee can use its discretion in three ways:

1. Variable pay funding: To modify calculated variable pay funding up or down based on its assessment and information received from the management oversight committees.

2. Individual awards: To modify variable pay awards up or down for individual executives.

3. Payouts of mid-term and long-term incentives: To reduce the payout of mid-term and long-term incentives that are vesting, including PSUs, down to 0%.

The management oversight committees provide information on four key factors to the Human Resources Committee for consideration when assessing performance and determining whether to exercise its discretion to adjust downward:

Performance – Poor financial performance, either absolute or relative, that is significant, sustained or not aligned with the overall risk appetite of the bank

Risk – Material failures are identified in the risk management controls of the bank, or inappropriate risk-taking has been found to occur

Compliance – Non-compliance with statutory, regulatory or supervisory standards that results in enforcement actions, litigation or financial restatement

Conduct – Misconduct, fraud or intentional misrepresentation of information used to determine compensation awards

See page 51 for more information about the Human Resources Committee’s compensation decision-making process.

(1) Adjusted measures are non-GAAP as discussed on page 43 of this circular and on page 25 of the 2021 Annual MD&A.

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PRINCIPLE: Encourage a long-term view to increase shareholder value

A significant portion of variable pay for each executive is equity-based

There are share ownership requirements for each executive

A significant portion of variable pay is allocated to mid-term and long-term incentives, which are equity-based and deferred (see page 53). This approach, combined with executive share ownership requirements, focuses the executive team on executing business strategies, sustaining performance and growing shareholder value over the longer term.

This also encourages prudent risk-taking and retention, because future payouts may be affected by an executive’s current decisions.

Emphasis on deferred compensation

Making a significant portion of executive pay variable and deferred ties compensation to longer-term performance.

The amount of variable pay deferred to mid-term and long-term incentives is based on the executive’s job level and reflects the executive’s ability to influence business results over the short-term (one year), mid-term (three years) and long term (10 years).

The percentage of variable pay for the CEO, senior executives and Executive Vice-Presidents is significantly higher than for other executive roles because of their direct involvement in strategic decision-making and stewardship of the bank. These more senior executives also have a higher percentage of their variable pay deferred to mid-term and long-term incentives.

Mid-term incentives for the CEO and senior executives are awarded as performance share units (PSUs), which also have performance- based payouts at vesting. PSUs are tied to the performance of BMO’s common share price, and also to the performance of BMO’s average adjusted return on equity (see page 53). This reinforces the bank’s pay-for-performance philosophy.

(1)	Excludes Group Head, BMO Capital Markets

FSB Principles recommend that the bank’s deferred compensation be:

•	At least 60% of total variable pay for senior executives
•	40% to 60% of total variable pay for each material risk-taking employee (roles that could have a material impact on the bank’s risk).

Deferred compensation makes up 71% of the CEO’s total variable pay target and 72% of the total variable pay target for senior executives, exceeding the FSB Principles.

Executives are required to have an equity stake

Executives are required to own equity in the bank and must meet the requirement within three years of being appointed to their position (five years for Vice-Presidents). Share ownership requirements can be met with bank common shares, performance share units, restricted share units and deferred share units.

Share ownership for all executives is assessed annually. The CEO and other named executives currently exceed their requirements (see the profiles of the named executives beginning on page 66 for details about their holdings). To promote prudent risk-taking, all senior executives must also meet their share ownership requirement when they take on a new role, or when they retire or are terminated without cause: two years for the CEO and one year for senior executives.

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PRINCIPLE: Align with prudent risk-taking

Compensation structure does not encourage excessive risk-taking and rewards appropriate use of capital

Each executive’s variable pay can be clawed back or forfeited and a significant portion is deferred

As a diversified financial services company, BMO is exposed to a variety of risks that are inherent in carrying out its business activities. Taking an integrated and disciplined approach to risk management is key to developing a strong risk culture and the success of the bank’s operations.

BMO’s enterprise-wide risk management framework is designed to allow for prudent, measured and sustainable risk-taking in every aspect of its planning process and day-to-day business activities. Risk governance is critical to the framework, and includes a Risk Appetite Framework, risk policies and committees, all of which help to embed a sound risk culture, manage risk and guide employee behaviour and actions toward sound decision-making. You can read more about risk management at BMO in the 2021 Annual Report beginning on page 74.

The Risk Appetite Framework, a key element of risk governance, is used to define the amount of risk that the bank is willing to assume given its guiding principles, thereby supporting the pursuit of sound business initiatives, appropriate returns and targeted growth.

Management develops the Risk Appetite Framework to account for a variety of risks at the enterprise and operating group levels, and recommends it to the board for approval. BMO’s strategy, financial and capital planning, performance management and compensation are all aligned and integrated with the bank’s risk appetite.

About the bank’s Risk Appetite Framework

BMO’s Risk Appetite Framework defines the type and amount of risk the bank is willing to take to achieve its priorities and business plans.

The framework covers nine key risks that could have a material impact on the bank:

• Credit and counterparty • Market • Insurance • Liquidity and funding • Operational non-financial	• Legal and regulatory • Strategic • Environmental and social • Reputation

Risk is managed using risk tolerance thresholds at the enterprise and operating group level and by setting risk limits. Each operating group has its own risk appetite statement, aligned with the enterprise risk appetite statement and group opportunities. Executives have individual goals aligned to the Risk Appetite Framework.

The Risk Review Committee regularly reviews the bank’s key risks, risk positions and risk governance framework as part of its responsibilities (see page 40).

Managing compensation risk

The board’s Human Resources Committee sets the compensation philosophy and strategy of the bank, and makes sure the executive compensation program aligns with the bank’s Risk Appetite Framework and supports the bank’s requirements on compliance and ethics.

The committee manages current and future compensation risk in four ways:

Managing compensation risk
1 Design of variable pay plans	2 Setting of variable pay funding goals and tracking performance against these goals at the enterprise and operating group levels	3 Determination of individual variable pay awards	4 Design and use of BMO’s clawback and forfeiture policies

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1. Plan design

The management oversight committees (see page 48) review variable pay material plan designs to make sure risk, compliance, conduct, audit and financial considerations are appropriately incorporated, and to fully assess risk before finalizing variable pay funding and variable pay awards.

The executive compensation program includes several design features to promote strong practices for prudent risk-taking:

•	A significant portion of variable pay is deferred.
•	Stock options are limited to no more than 20% of total variable pay for senior executives. Stock options for senior executives in the U.S., as well as for all Senior Vice-Presidents, are limited to no more than 10% of their total variable pay.
•	Variable pay funding is based on primary and secondary measures that include a forward-looking assessment of risk.
•	Both absolute and relative performance are used to determine variable pay funding.
•	There is a cap on variable pay funding.
•	Individual variable pay awards for executives are capped.
•	Return on equity, a primary performance measure used for determining variable pay, is also used to determine the value of performance share unit payouts for senior executives and the CEO.

Stress testing

BMO uses rigorous stress testing in the course of business planning and when setting the financial goals tied to variable pay funding. It conducts stress testing at three stages to help make sure variable pay decisions align with the bank’s compensation philosophy and principles:

•	Analyzes and tests impacts when designing and/or redesigning variable pay plans.
•	Reviews the impact of year-end variable pay calculations on minimum regulatory and/or market capital requirements before payouts are made.
•	An independent review is conducted periodically to stress test and back test the bank’s material variable pay plans, and to confirm alignment of the plans with the FSB Principles.

Independence of control functions

Variable pay for employees in governance and control functions in Risk Management, Finance, Audit, Legal & Regulatory Compliance, Human Resources and other corporate and technology functions is tied to overall bank performance and performance against individual objectives.

These employees do not report into the operating groups they support, nor does the success or financial performance of the business areas they support or monitor directly impact the assessment of their performance or compensation. This independence mitigates risk and encourages these employees to maintain their focus on BMO’s overall success.

2. Variable pay funding

The performance measures and goals used to adjust variable pay are tied to the bank’s strategic priorities and set within the bank’s risk appetite framework, using risk tolerance thresholds and limits. They are established through a risk-based capital assessment that measures the risk the bank takes on in pursuit of its financial goals and enables it to evaluate risk-adjusted returns. Performance against these goals has a direct impact on variable pay funding.

For example:

•	Business results are reviewed against criteria for key risks.
•	Return on equity is a primary and secondary measure.
•	Return on economic capital is a secondary measure.
•	Net economic profit is a secondary measure for variable pay funding.

At the end of each year, the Human Resources Committee undertakes a risk review and may modify calculated variable pay funding, and/or require forfeiture of any unvested mid-term or long-term incentive awards, and/or claw back all or a portion of variable pay awards that have already vested and/or paid out, as appropriate. The committee considers information from the Chief Risk Officer (an assessment of material risk factors during and at the end of the year) and the management oversight committees (their review of material risk events during and at the end of the year).

As part of this review, the Human Resources Committee also considers other financial, environmental and social factors for the bank and each operating group to determine whether further modifications to calculated results are appropriate.

3. Individual awards

The Human Resources Committee conducts a year-end review of the individual performance and variable pay of the senior executives and control function leaders, and the total variable pay of other top earners across the bank. This includes an assessment of any risk, compliance, conduct, audit or financial factors when determining whether to exercise its discretion to modify individual variable pay awards.

The committee also reviews mid-term and long-term incentives before they vest and pay out and considers whether forfeitures are appropriate.

Finally, the board carries out a risk review at the end of the year (risk profiles of the enterprise and operating groups) to identify if each operating group’s risk profile is consistent with the bank’s risk appetite and the board’s risk expectations before it approves final incentive awards for the CEO.

4. Clawback and forfeiture

BMO’s Recoupment Policy, which covers the clawback of cash compensation and the forfeiture provisions in all of our equity compensation plans, helps mitigate current and future risks.

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	Who it applies to	How it works

Clawback

Cash	Executives, BMO Capital Markets employees at the Managing Director level and above and all Material Risk Employees

All or part of the variable pay awarded or that has vested and paid out in the past three years can be clawed back when:

•  The bank restates its financial statements

•  Employee misconduct or inappropriate risk-taking or management of risk results in or could result in significant financial or reputational harm to the bank, or

•  If required by law.

Forfeiture

Equity	All mid-term and long-term incentive plan participants

All unvested PSUs, RSUs, DSUs and vested and unvested stock options may be subject to forfeiture when:

•  The bank uncovers inappropriate risk-taking by a participant

•  A participant resigns or is terminated for cause

•  It is discovered that a participant who no longer works for the bank committed an act while employed with the bank that would have been cause for termination

•  A participant who retires or whose employment has been terminated without cause breaks the restrictive covenants agreed to at grant.

Other policies and mechanisms

Anti-hedging	All mid-term and long-term incentive plan participants

To maintain alignment between pay for performance, participants are prohibited from using any kind of personal hedging (for example, prepaid variable contracts, equity swaps, collars or units of exchange funds) to undermine or reduce the risk and shareholder alignment embedded in their mid-term and long-term incentives or other BMO shares or securities they hold.

Individual performance considerations	All employees

Managers consider BMO’s Code of Conduct, our applicable expectations on risk and audit and compliance accountabilities when conducting individual performance assessments and making variable pay decisions.

Limits on guarantees	All employees	Variable pay for new employees may only be guaranteed for up to 12 months, which the committee considers to be sufficient time to transition into the bank.

Change of control(1)	All mid-term and long-term incentive plan participants

To mitigate compensation risk, the stock option plan calls for a double trigger for accelerated vesting of stock options. Stock options will vest immediately if the bank undergoes a change of control and the participant is terminated without cause within 24 months of a change of control.

Unvested RSUs and PSUs continue to vest if there is a change of control or if the participant is terminated without cause.

(1)

Change of control occurs in the following circumstances: (i) 50% or more of the outstanding voting securities are acquired, (ii) all or substantially all of the bank’s assets are sold, assigned or transferred other than to a subsidiary, (iii) an acquisition of the bank via merger, amalgamation, consolidation or otherwise or dissolution of the bank occurs, or (iv) a change in a majority of our board members occurs.

Bank of Montreal Management Proxy Circular 2022	61

2021 Performance and Compensation

2021 Variable pay

The table below shows the impact of 2021 performance on variable pay and is based on total bank performance against financial goals and Purpose and strategic objectives. Operating group results are discussed in the executive profiles starting on page 66.

In 2021, the bank delivered strong financial performance, exceeding its goals for adjusted(1) return on equity, adjusted EPS growth and adjusted efficiency ratio, net of CCPB.

The bank also outperformed its Purpose and strategic objectives for 2021, delivering record customer loyalty scores, driving digital solutions that accelerated the efficiency, productivity and sustainability of our customer offerings, and executing on our talent agenda to build the workforce of the future. We also delivered on our Purpose through the launch of BMO EMpowerTM to advance inclusive economic recovery in the U.S., were one of only 5 companies in Canada named on the Dow Jones Sustainability World Index and published the first Indigenous Partnerships and Progress Report, Wîcihitowin , which describes how we are advancing the progress of Indigenous communities in Canada.

Our three-year TSR ranked fourth against our Canadian bank peers for compensation purposes, and as a result had no impact on variable pay funding for our executives.

Management recommended and the committee agreed, after a review of secondary considerations, not to adjust the calculated multipliers for total bank and operating groups.

You can read more about secondary considerations and how the board uses its discretion on page 57.

2021 Financial results – building financial strength and shareholder value

BMO outperformed our 2021 goals for each of the three financial measures. The results for each measure are described below.	Financial measures – total bank (adjusted)(1)	2021 goal	2021 results for compensation purposes
	Return on equity (25%)	11.3%	15.9%
	EPS growth (25%)	-3.9%	32.5%
	Efficiency ratio (25%)	59.2%	56.5%

Return on equity	Net income, less preferred dividends and distributions on other equity instruments, as a percentage of average common shareholders’ equity, which consists of common share capital, contributed surplus, accumulated other comprehensive income (loss) and retained earnings. Adjusted ROE is calculated using adjusted net income rather than net income, while adjusted ROE for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans.

2021 results

•  Reported ROE was 14.9%, an improvement of 480 basis points compared to 2020.

•  Adjusted ROE was 16.7%, an improvement of 640 basis points compared to 2020.

•  Adjusted ROE for compensation purposes(1) was 15.9%. This was above our goal of 11.3%, mainly due to higher than expected net income, driven by higher revenue across all operating groups and lower provisions for credit losses on impaired loans, partially offset by higher expenses, largely due to better performance.

(1)

Adjusted measures and ratios, including measures calculated net of CCPB, are non-GAAP amounts or ratios as discussed on page 43 of this circular, and in the Non-GAAP and Other Financial Measures section of our 2021 Annual MD&A, starting on page 25. Adjusted return on equity and earnings per share for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. See Message from the Chair of the Human Resources Committee on page 43 for reported results. The 2021 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

62	Bank of Montreal Management Proxy Circular 2022

Earnings per share (EPS) growth	Net income, less preferred share dividends and distributions on other equity instruments, divided by the average number of common shares outstanding. Adjusted EPS is calculated using adjusted net income rather than net income. Adjusted EPS for compensation purposes is calculated using adjusted net income and also excludes the provision for (or recovery of) credit losses on performing loans.

2021 results

•  Reported EPS increased 53.3% to $11.58 in 2021. Adjusted EPS increased 68.0% to $12.96 in 2021.

•  Adjusted EPS increased 68.0% primarily due to higher net income, driven by lower provisions for credit losses and higher revenue, with growth in source currency revenue across all operating groups, partially offset by higher expenses, largely due to better performance.

•  Adjusted EPS growth for compensation purposes was 32.5% and was above our goal of (3.9)% for the year, primarily due to higher than expected net income driven by higher revenue, with growth in source currency revenue across all operating groups, and lower provisions for credit losses on impaired loans, partially offset by higher expenses, largely due to better performance.

Efficiency ratio, net of CCPB	Non-interest expense divided by total revenue, net of CCPB, expressed as a percentage. Adjusted efficiency ratio, net of CCPB, is calculated in the same manner as efficiency ratio, net of CCPB, utilizing adjusted revenue, net of adjusted CCPB, and adjusted non-interest expense.

2021 results

•  The reported efficiency ratio on a net revenue basis was 60.1%, an improvement of 30 basis points compared to 2020.

•  The adjusted efficiency ratio (also used for compensation purposes) on a net revenue basis was 56.5%, an improvement of 330 basis points compared to 2020, and better than our goal of 59.2% for the year due to higher net revenue, partially offset by higher expenses.

2021 Strategic results – delivering on Purpose and strategy
We measure progress against our Purpose and strategy by assessing performance against annual objectives tied directly to our strategic priorities. These objectives account for 25% of all variable pay funding for our executives. Below is a selection of 2021 accomplishments.	The items with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

World-class client loyalty and growth	Achieve net promoter score targets set for each business and grow our customer base

2021 accomplishments

•  We helped our customers make real financial progress as the economy began to emerge from the pandemic. We assisted small businesses with access to loans through the Canada Emergency Business Account (CEBA) program, the Highly Affected Sectors Credit Availability Program (HASCAP), in collaboration with the Business Development Bank of Canada, and the SBA Paycheck Protection Program in the U.S. 🌑

•  We achieved record customer loyalty across the businesses and met or exceeded net promoter scores with a Total Bank achievement of 105% of target. 🌑

•  We deployed more than US$2 billion in loans and investments as part of BMO EMpowerTM, a five-year US$5 billion commitment to address key barriers faced by minority businesses and communities in the U.S. 🌑

•  We saw strong customer growth in all businesses stemming from expanded market presence and offerings including:

•  Establishing a new partnership with Visa, offering two new lifestyle-focused credit cards.

•  Opening new Commercial Banking offices in Denver, Colorado and Orlando, Florida to accelerate the growth of BMO’s expertise and market presence in these key regions.

•  Enhanced self-directed and adviceDirectTM trading platforms and capabilities, and launched commission-free trading for 80 Exchange Traded Funds.

•  Creating a new Energy Transition Group to support clients in their pursuit of energy transition opportunities. 🌑

Winning culture driven by alignment, empowerment and recognition	Accelerate our inclusive and winning culture

2021 accomplishments

•  We launched our inaugural Winning Culture Checkup, confirming continued strong employee engagement and providing insights on strategic priorities and new ways of working. 🌑

•  We met or exceeded seven of nine goals in our 2021 diversity strategy, which included increased representation of women, minorities, People of Colour and people with disabilities. We remain on track to meet the goals of our ambitious Zero Barriers to Inclusion program by 2025, building on our strong leadership in diversity and inclusion. 🌑

•  Nearly 20,000 employees have completed the Nisitohtamowin e-learning program, in support of our commitment to progress for Indigenous people through education, employment and economic empowerment. 🌑

Bank of Montreal Management Proxy Circular 2022	63

Digital first for speed, efficiency and scale	Provide top-tier digital client experiences and simple, fast and secure digital solutions

2021 accomplishments

•  We are well-recognized for our customer innovations, such as BMO CashTrackTM for retail banking customers and the first Commercial Bank API developer portal in Canada. We were ranked #1 for digital money management, security and alerts by Insider Intelligence and #2 overall in Forrester’s Digital Experience Review of opening a chequing account on a mobile device.

•  We closed a strategic cloud agreement with Amazon Web Services, Inc. (AWS) to modernize our banking platforms, and began moving businesses to the cloud.

•  We protected our customers and employees in an environment of unprecedented cyber and physical threats by expanding the size and scope of our fraud and crisis teams, bringing on new cyber defence capabilities and modernizing our fraud detection and response tools. 🌑

•  We developed and executed a bank-wide crisis management exercise, the first of its kind for a Canadian financial institution, with briefings for Canadian and U.S. regulators. 🌑

Simplify work and eliminate complexity	Empower employees to simplify the way we work, continuously improving operational excellence and reducing inefficiencies

2021 accomplishments

•  We implemented a fully integrated North American wire transfer platform with 95% of payments processed without human intervention.

•  We enabled instant activation of pre-approved personal line of credit offers on mobile banking, reducing the time to respond and activate from two weeks to two minutes.

•  We developed a new Analytical Risk Monitoring (ARM) dashboard, which enables us to identify non-performing loans at early stages, reducing losses, simplifying the annual review process and increasing capacity for front-line and risk teams.

•  We launched a pilot of the lending decisioning capability in Business Banking ExpressTM (BBX), extending this capability across North America, and reducing decision times from two to four weeks to as little as 15 minutes.

Superior management of risk and capital performance	Effectively manage BMO’s resiliency and make deliberate capital decisions including sustainable outcomes

2021 accomplishments

•  We declared a new climate ambition to be our clients’ lead partner in the transition to a net zero world, established the BMO Climate Institute, and aim to deliver net zero financed emissions in lending by 2050 as well as reduce operational greenhouse gas emissions by 30% by 2030. 🌑

•  We continued to manage our exposure to carbon-related assets(1) and have mobilized more than $175 billion of capital to clients pursuing sustainable outcomes since 2019. 🌑

•  We were named one of only five Canadian companies on the Dow Jones Sustainability World Index, and ranked as Corporate Knights’ most sustainable bank in North America. 🌑

•  BMO Wealth Management refocused on its core North American footprint, completing the sale of our Private Banking business in Hong Kong and Singapore and announcing that Ameriprise Financial will purchase BMO’s EMEA asset management business.

•  We provisioned appropriately for credit losses and retained confidence in our risk profile among investors, analysts, rating agencies and regulators. 🌑

(1) Carbon-related assets are the value of net loans and acceptances connected to the energy and utilities sectors, excluding water utilities, independent power producers, electricity transmission and distribution companies, renewable electricity producers, nuclear electricity producers and waste management companies. The amount is reported as at October 31, 2021, and is expressed as a percentage of total loans and acceptances, net of allowance for credit losses on impaired loans.

Relative performance multiplier

Our goal is to meet or exceed the total shareholder return of our Canadian bank peers (see page 54):

2021 results

The three-year average annual TSR for compensation purposes was 11.8% and ranked fourth, resulting in a modifier of 0%.

6th	5th	4th	3rd	2nd	1st
-20%	-10%	0%		+10%	+20%

We calculated three-year TSR using the average share prices for the three months ended October 31, 2018 and October 29, 2021 (rather than the closing share prices), because we believe this better reflects sustained performance.

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Generating shareholder value

Shareholder returns

The chart below compares the cumulative value of $100 invested in BMO common shares on October 31, 2016 with the cumulative value of $100 invested in each of two TSX indices for the same period. The chart also compares total compensation awarded to the CEO, the CFO and the three most highly compensated executive officers in each year. NEO compensation has remained aligned to shareholder returns over the last five years. See page 67 for more information about how Mr. White’s compensation aligns with shareholder returns.

(1)	Cumulative value of $100 invested on October 31, 2016, reflecting the change in share price plus reinvested dividends.
(2)

Includes base salary, annual short-term incentive payment, value of mid-term incentive awards at the time of grant, fair market value of long-term incentive awards at the time of grant, other compensation and the annual pension service and compensation cost for the NEOs in each year. The increase in total NEO compensation for Fiscal 2021 is aligned with our pay for performance philosophy and also includes certain one-time payments to Mr. Tuzun which are related to his hiring.

(3)

NEOs from 2016 to 2017: William A. Downe, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2018 to 2020: Darryl White, Thomas E. Flynn and the three most highly compensated executive officers other than the CEO and CFO. NEOs in 2021: Darryl White, Tayfun Tuzun (CFO effective January 1, 2021) and the three most highly compensated executive officers other than the CEO and CFO. Thomas E. Flynn (CFO until December 31, 2020) is not included for comparison purposes.

Cost of management ratio

In response to a shareholder proposal received in 2005, BMO committed to working with other financial institutions to develop a cost of management ratio to be reported annually. This measure shows that BMO’s executive compensation has remained consistently below 1% of net income after tax. Total NEO compensation in 2021 reflects the top five highest paid NEOs for comparison purposes, although six NEOs are disclosed.

Total aggregate compensation is the sum of base salary, total variable pay, other compensation and the annual pension service and compensation cost for NEOs.

	2021	2020	2019
Reported net income after tax ($ millions)	7,754	5,097	5,758
Total NEO compensation ($ millions)	47.4	31.8	31.7
Cost of management ratio as a percentage of net income after tax (%)	0.61	0.62	0.55

Bank of Montreal Management Proxy Circular 2022	65

2021 Compensation for the Named Executive Officers

Darryl White

Chief Executive Officer

Darryl was appointed Chief Executive Officer of BMO in 2017. He chairs the bank’s Executive Committee and serves as a director of BMO Financial Group, as well as its U.S. subsidiary, BMO Financial Corp. Through the Board of Directors, he is accountable to shareholders for defining, communicating and implementing the strategic and operational goals and is responsible for enterprise-wide performance, financial results, including profit and loss, balance sheet and shareholder value metrics, and defining and maintaining a culture of corporate responsibility.

Darryl is a member of the Business Council of Canada, The Business Council, based in Washington D.C., and the Mayor of Beijing’s International Business Leaders Advisory Council. Darryl also serves as a director of The Bank Policy Institute (BPI), a nonpartisan public policy, research and advocacy group, representing leading banks in the U.S.

A long-standing community builder with strong ties to the United Way Centraide movement, Darryl has volunteered for this organization in New York, Chicago, Toronto and in Montreal, where he co-chaired their 2021 campaign. Darryl is Co-Chair of the Inclusive Local Economic Opportunity Roundtable, a partnership between BMO and United Way Greater Toronto that brings together business and community leaders to develop approaches to reduce economic disparity in the region. An advocate for BMO’s efforts to ensure a diverse and inclusive workplace, Darryl serves as Chair of Catalyst Canada’s Advisory Board and as a member of Catalyst’s Global Board of Directors. Darryl serves as Campaign Cabinet Co-President for the Montréal Children’s Hospital Foundation. Darryl is also a director of the National Hockey League’s Montreal Canadiens and Alpine Canada, the governing body for alpine, para-alpine and ski cross racing in Canada.

2021 Performance

The bank showed strong performance under Mr. White’s leadership:

•  Exceeded financial goals for the year and delivered strong relative financial performance, with BMO leading its Canadian peers on adjusted EPS growth(1), net income after tax growth, efficiency improvement, operating leverage and revenue growth

•  Executed on our ROE optimization strategy by completing exits from Private Banking in Hong Kong and Singapore, Global Asset Management in EMEA and the U.S., and our non-Canadian Energy portfolio, liberating capital for deployment to higher returning opportunities

The individual accomplishments with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  Exceeded customer loyalty score target of 53 by achieving record scores through top-tier digital customer experiences 🌑

•  Oversaw and championed the establishment of BMO’s Purpose-aligned Net Zero Ambition, to be our clients’ lead partner in the transition to a net zero world, including the establishment of the BMO Climate Institute and our goal to maintain carbon neutrality and reduce greenhouse gas emissions in our own operations by 30% by 2030 🌑

•  Maintained continued strong employee engagement and on track to meet five-year diversity, equity and inclusion goals 🌑

•  Prioritized support for our customers and the health and well-being of our employees as we emerge from the pandemic 🌑

2021 Compensation

At the start of the fiscal year, Mr. White’s 2021 total compensation target was set at $10.5 million, comprised of $1.0 million in base salary (no change) and a variable pay target of $9.5 million (unchanged from his 2020 target).

Mr. White was awarded $12.685 million in total direct compensation for 2021 ($2.185 million higher than his target compensation). This included $1.0 million in base salary (at target) and $11.685 million in variable pay (123% of target).

The board determined his 2021 variable pay award based on his target compensation and links to performance, including total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 123%. After a review of risk and the bank’s performance against a range of other secondary considerations, and Mr. White’s performance against his individual goals for the year, neither the committee nor the board adjusted his award from the funded amount.

71% of Mr. White’s 2021 variable pay is deferred		(Canadian $)	2021	2020	2019
		Fixed pay
		Salary	1,000,000	1,000,000	1,000,000
	◀	Variable pay	11,685,000	8,265,000	8,460,000
		Cash
		Short-term incentive	3,382,500	2,392,500	2,350,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	6,426,750	4,545,750	4,700,000
		Long-term incentives – stock options	1,875,750	1,326,750	1,410,000
		Total direct compensation	12,685,000	9,265,000	9,460,000

(1)	Adjusted EPS Growth is a non-GAAP financial ratio.

66	Bank of Montreal Management Proxy Circular 2022

29% of Mr. White’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 71% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out. Both stock options and PSUs are adjusted for performance based on increases or decreases in BMO’s share price. PSUs are also adjusted for performance based on BMO’s three-year average adjusted return on equity (ROE) compared to plan.

Target for 2022

Mr. White’s target total compensation was not changed for 2022.

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 71% of Mr. White’s 2021 variable pay award is deferred.

The table below shows the total direct compensation of our CEO over the last five fiscal years, and its current value compared with shareholder value. Mr. White was appointed CEO on November 1, 2017.

		Total direct compensation awarded ($)(1)	Annual total direct compensation value as at Dec 31, 2021 ($)	Value of $100
Year	CEO			Period	CEO ($)(2)	Shareholders ($)(3)
2017	William Downe	10,500,000	11,653,596	Oct 31, 2016 to Dec 31, 2021	111	197
2018	Darryl White	8,645,000	15,002,808	Oct 31, 2017 to Dec 31, 2021	174	164
2019	Darryl White	9,460,000	13,471,256	Oct 31, 2018 to Dec 31, 2021	142	158
2020	Darryl White	9,265,000	14,484,761	Oct 31, 2019 to Dec 31, 2021	156	153
2021	Darryl White	12,685,000	10,767,829	Oct 31, 2020 to Dec 31, 2021	85	180
Average					134	170
(1)	Includes salary and variable pay awarded at year-end in respect of performance during the year.
(2)	The CEO’s compensation value measured on December 31, 2021 for each $100 awarded in total direct compensation during the fiscal year indicated.
(3)	The cumulative value of $100 invested in BMO shares on the first trading day of the period indicated, assuming reinvestment of dividends.

Share ownership

Mr. White is required to own 8.0 times base salary. He exceeds his share ownership guidelines.

Share ownership as at December 31, 2021
	RSUs		PSUs		DSUs	Shares held privately	Total share ownership	Total as a multiple of base salary
Vested	0		$0	59,532	$8,107,650	$4,234,283	$12,341,933	12.34
Unvested	0	149,507	$20,473,075		$0	$0	$20,473,075	20.47
Total	0	149,507	$20,473,075	59,532	$8,107,650	$4,234,283	$32,815,008	32.82

Pension

As part of his employment agreement as CEO with the bank, Mr. White receives an enhanced pension benefit that defines his overall pension arrangement and caps the maximum benefit payable at normal retirement at $1,250,000.

Mr. White participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	An enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement and clarifying his entitlement if there is a change of control.

Mr. White’s overall annual normal retirement pension benefit is:

•

An annual accrual of $125,000 per year of service to a maximum annual pension benefit of $1.25 million, inclusive of any benefits payable from the BMO Canada Pension Plan or any other bank-sponsored pension or retirement savings plans.

•

Pension benefits under the enhanced pension benefit are payable at a normal retirement age of 60. This benefit is reduced by 4% for each year that retirement precedes age 60 but early retirement cannot occur prior to age 50.

The pensions under both the enhanced pension benefit and the BMO Canada Pension Plan are paid as periodic payments.

Mr. White’s total annual retirement pension benefit accrued to date is $504,854, payable at age 60. This amount will increase with additional years of credited service. See page 79 for more information.

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Tayfun Tuzun

Chief Financial Officer

Tayfun Tuzun was appointed Chief Financial Officer effective January 1, 2021 and is a member of the bank’s Executive Committee.

Prior to joining BMO, Tayfun was Executive Vice-President and Chief Financial Officer, Fifth Third Bancorp, where he held positions including Senior Vice-President, Treasurer and other senior treasury and finance roles. Previously, Tayfun served in an executive capacity at FSI Group, LLC, a multiplatform hedge fund specializing in the financial services sector. He also held various senior positions in treasury and finance at Provident Bank. Prior to his work in financial services, Tayfun was a faculty member in the School of Banking & Finance at the University of New South Wales, Australia.

Tayfun holds a Master’s degree and a Doctorate in Economics from The Ohio State University, and a BA in Economics from Bosphorus University, Istanbul.

2021 Performance

Mr. Tuzun demonstrated strong leadership in his first year as Chief Financial Officer. He performed well against 2021 priorities, including:

•  Provided sharp focus on expense management to help unlock peer-leading efficiency improvements

•  Managed capital effectively and oversaw the financial aspects of two divestitures

•  Launched a multi-year transformation project to simplify and accelerate the Finance function, in line with our digital first philosophy

•  Oversaw the Sustainable Bonds Program of BMO Treasury, with the successful issuance of a CAD $750 million 5-year Women in Business Bond, the second issuance under the BMO Sustainable bonds program, following BMO’s inaugural 2019 U.S. $500-million 3-year Sustainability Bond issuance 🌑

The individual accomplishments with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•  Nurtured and sustained Finance talent, including the appointment of two senior leaders and aligning the Treasury function on a North

American basis

•  Oversaw BMO’s investor relations, which included successful engagement on climate and ESG topics with BMO shareholders 🌑

2021 Compensation

Mr. Tuzun was awarded $2.583 million in variable pay for 2021.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 123%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended no adjustments be made to variable pay funding.

The committee assessed Mr. Tuzun’s performance against his individual goals for the year and did not adjust his award from the funded amount.

23% of Mr. Tuzun’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 77% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

77% of Mr. Tuzun’s 2021 variable pay is deferred		(US $)	2021
		Fixed pay
		Salary(1)	575,343
	◀	Variable pay	2,583,000
		Cash
		Short-term incentive	584,250
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	1,740,450
		Long-term incentives – stock options	258,300
		Total direct compensation	3,158,343
(1)	Reflects salary paid for the fiscal year. Mr. Tuzun’s annual salary is $600,000.

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Target for 2022

Mr. Tuzun’s target total direct compensation was not changed for 2022.

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 77% of Mr. Tuzun’s 2021 variable pay award is deferred.

Share ownership

Mr. Tuzun exceeds his share ownership guidelines.

Share ownership as at December 31, 2021
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$0	$1,942,596	$2,225,356	$1,630,012	$5,797,964	7.70

Pension

Mr. Tuzun participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (401(k) Savings Plan).
•	The BMO Financial Corp. Non-Qualified Savings Plan (Non-Qualified Savings Plan).

The bank contributes 2% of his earnings annually (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions of up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000. See page 80 for more information.

Bank of Montreal Management Proxy Circular 2022	69

Dan Barclay

Chief Executive Officer & Group Head, BMO Capital Markets

Dan was appointed CEO & Group Head of BMO Capital Markets in November 2018. In this role, he is responsible for BMO Financial Group’s interactions with corporate, institutional and government clients worldwide. Dan serves on BMO Financial Group’s Executive Committee and chairs BMO Capital Markets’ Operating and Executive committees.

As a proud supporter of our communities, Dan serves as Chair of the Board of Directors of the Children’s Aid Foundation of Canada and is a member of the Campaign Cabinet for the United Way of Greater Toronto. He is also a past recipient of the Women in Capital Markets Champion of Change Award.

2021 Performance

Under Mr. Barclay’s leadership, BMO Capital Markets delivered strong performance. His accomplishments include:

•  Delivered both top and bottom line financial performance, including a record number of IPOs and landmark merger and acquisition transactions; BMO Capital Markets ranked #1 across most relative measures compared to its Canadian peers

•  Established the Energy Transition Group and delivered industry-leading, innovative sustainable financing solutions, including the first labelled Green Loan and the first sustainability-linked bond in Canada, and ranked #1 in Canadian sustainable bond underwriting 🌑

The individual accomplishments with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•

Developed and executed on succession plans for key leadership roles, implemented strategies to increase representation of diverse communities, and engaged employees to transform workplaces, including new digitally enabled trading floors in New York, Toronto and London 🌑

BMO Capital Markets’ performance is shown in the table below:

Measures	2021 Reported	2021 Adjusted for compensation(1)(2)		Impact on variable pay
Capital Markets Net income	$2,140 million	$2,014 million	Above goal primarily due to higher revenue and lower provisions for credit losses on impaired loans, partially offset by higher expenses, mainly performance-based compensation	Performance on financial goals is based on an equal blend of total bank and operating group financial performance
Capital Markets Return on equity	19.2%	18.1%	Above goal primarily due to higher net income, for the reasons noted above, and lower allocated common shareholders’ equity
Capital Markets Efficiency ratio (teb)(1)	56.1%	55.6%	Above goal due to higher revenue, partially offset by higher expenses
(1)

Adjusted measures and ratios, including measures presented on a taxable equivalent basis (teb), are non-GAAP amounts or ratios as discussed on page 43 of this circular, in the Non-GAAP and Other Financial Measures section on page 25 of our 2021 Annual MD&A and in the BMO Capital Markets Performance Review section on page 54 of our 2021 Annual MD&A. The reconciliations of Capital Markets adjusted net income, return on equity and efficiency ratio (teb) are set out in the BMO Capital Markets Performance Review section of our 2021 Annual MD&A which is incorporated by reference. The 2021 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investor relations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2021 the recovery of credit losses on performing loans was $150 million ($205 million pre-tax).

2021 Compensation

Mr. Barclay was awarded $8.787 million in variable pay for 2021.

The committee determined the award based on his target compensation, the performance of the bank and of his operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 123%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended an additional $300,000 in RSUs to recognize the strong relative performance of the BMO Capital Markets business against our Canadian peer group.

The committee assessed Mr. Barclay’s performance against his individual goals for the year and approved management’s recommended compensation.

70	Bank of Montreal Management Proxy Circular 2022

34% of Mr. Barclay’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 66% was deferred into stock options, performance share units (PSUs), and restricted share units (RSUs) which are adjusted for performance again before they are paid out.

66% of Mr. Barclay’s 2021 variable pay is deferred		(Canadian $)	2021	2020	2019
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	8,787,000	6,490,000	5,900,000
		Cash
		Short-term incentive	2,952,000	2,260,000	—	(1)
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	4,428,000	3,380,000	4,725,000
		Long-term incentives – stock options	1,107,000	850,000	1,175,000
		One-time – restricted share units (RSUs)	300,000	—	—
		Total direct compensation	9,387,000	7,090,000	6,500,000
(1)

In 2019, given the performance of the group against annual goals, Mr. Barclay offered and the committee agreed that 100% of his award would be allocated to PSUs and stock options, which are adjusted for performance again before they are paid out; 0% was allocated to cash bonus.

Target for 2022

Mr. Barclay’s target total direct compensation was increased for 2022 to position it more competitively with the market. Mr. Barclay’s total variable pay target was increased, with no change to his base salary.

Alignment with shareholder interests

One of the principles governing of BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 66% of Mr. Barclay’s 2021 variable pay award is deferred.

Share ownership

Mr. Barclay exceeds his share ownership guidelines.

Share ownership as at December 31, 2021
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of target total direct compensation

1.0 of target total direct compensation	$534,001	$0	$16,679,629	$0	$17,213,630	2.30

Pension

Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan. On the same basis as other BMO Nesbitt Burns employees, he is required to contribute 2% of his earnings to an annual maximum of $2,000 (effective January 1, 2021, increased to $3,000) and the bank contributes 3% (effective January 1, 2021, increased to 4%) of his earnings to an annual maximum of $3,500 (effective January 1, 2021, increased to $4,500). The bank will match 100% of additional voluntary contributions equal to 2% of his earnings to a maximum of $2,000 per year (effective January 1, 2021, increased to $3,000).

Effective January 1, 2021, as a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. See page 80 for more information.

Bank of Montreal Management Proxy Circular 2022	71

Cameron Fowler

Chief Strategy and Operations Officer

Cameron (Cam) Fowler is the Chief Strategy and Operations Officer. In this role, Cam is accountable for mobilizing efforts across the bank to enhance both our medium-term strategic focus and our near-term performance. His mandate also includes amplifying our brand and stakeholder impact, while focusing our strategic planning and investments on key areas of future growth, including our digital agenda. Cam is a member of the BMO Financial Group Executive Committee and Chair of the bank’s Operating Committee. He also serves as BMO’s Executive Diversity Champion.

Cam is a member of the Board of Directors of BMO Financial Corp., CivicAction and, the Centre for Addiction and Mental Health Foundation (CAMH). He is a cabinet member of the Major Banks Campaign for United Way Greater Toronto and has served as a past Chair of the Executive Council of the Canadian Bankers Association, Moneris Solutions and the Enbridge Ride to Conquer Cancer. Cam, who was named one of Canada’s Top 40 Under 40, has a BA (Honours) from Queen’s University and received his MBA from the London Business School at the University of London (UK).

2021 Performance

Mr. Fowler delivered strong results against 2021 strategic priorities, including:

•  Launched our five-year enterprise strategy and game plan

•  Defined a comprehensive Digital Transformation roadmap while continuing to accelerate digital capabilities during the year

•  Led the integration of new ways of working across the bank, aligning lines of business on approach and decision-making, including how to respond to immediate pandemic-related issues and building a post-pandemic operating model 🌑

The individual accomplishments with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•

Played a leadership role in creating an inclusive society by increasing diverse supplier spend by 35% year-over-year, rolling out accessibility design standards for our offices and facilitating donations aligned with our Purpose 🌑

•	Partnered with BMO’s General Counsel to champion our Net Zero Ambition and commitment, to be our clients’ lead partner in the transition to a net zero world 🌑

2021 Compensation

Mr. Fowler was awarded $6.027 million in variable pay for 2021.

The committee determined the award based on his target compensation, total bank performance against the three financial goals, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding based on total bank performance was 123%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended no adjustments be made to variable pay funding.

The committee assessed Mr. Fowler’s performance against his individual goals for the year and did not adjust his award from the funded amount.

33% of Mr. Fowler’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 67% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

67% of Mr. Fowler’s 2021 variable pay is deferred		(Canadian $)	2021	2020	2019
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	6,027,000	4,270,000	4,310,000
		Cash
		Short-term incentive	1,968,000	1,390,000	1,370,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	3,259,500	2,310,000	2,350,000
		Long-term incentives – stock options	799,500	570,000	590,000
		Total direct compensation	6,627,000	4,870,000	4,910,000

72	Bank of Montreal Management Proxy Circular 2022

Target for 2022

Mr. Fowler’s target total direct compensation was not changed for 2022.

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 67% of Mr. Fowler’s 2021 variable pay award is deferred.

Share ownership

Mr. Fowler exceeds his share ownership guidelines.

Share ownership as at December 31, 2021
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$9,125	$0	$10,340,987	$3,074,865	$13,424,977	22.37

Pension

Mr. Fowler participates in the following:

•	The BMO Canada Pension Plan, a federally-registered defined benefit pension plan for eligible Canadian employees.
•	The Executive Supplementary Pension Plan (Supplementary Plan), a bank-funded non-registered arrangement for executives, designated managing directors and designated officers.

Mr. Fowler’s total annual normal retirement pension benefit is:

•

Equal to 1.25% of his average pensionable salary (subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement, plus 1.25% of the average of his five highest consecutive short-term incentive awards, capped at 45% of his average pensionable salary (subject to certain limits) multiplied by his years of credited service.

•

Pension attributed to the BMO Canada Pension Plan and the Supplementary Plan is payable at age 65 but can be paid up to 10 years earlier on a reduced basis (a reduction of 4% per year for each year that retirement precedes age 65), subject to legislation, regulations and plan rules.

•	The portion paid from the BMO Canada Pension Plan and the Supplementary Plan, paid as periodic payments.

Mr. Fowler’s total annual retirement pension benefit to date is $77,554, payable on an unreduced basis at age 65. This amount will increase with additional years of credited service and earnings. See page 79 for more information.

Bank of Montreal Management Proxy Circular 2022	73

David R. Casper

U.S. Chief Executive Officer, BMO Financial Group, Chair and Chief Executive Officer,

BMO Harris Bank N.A. and Group Head, North American Commercial Banking

David is responsible for the overall performance of BMO Financial Corp., BMO Harris Bank N.A. and their subsidiaries. Additionally, he has responsibility for BMO Financial Group’s North American Commercial Banking business, which includes the bank’s Treasury and Payment Solutions group. He is also responsible for ensuring effective governance across all BMO U.S. operations. David is a member of BMO Financial Group’s Executive Committee, and he chairs BMO’s U.S. Management Committee.

David began his career with BMO Financial Group working at Harris Bank in Chicago. In his most recent role, he led the commercial banking business for BMO Harris Bank as Executive Vice-President and Head of Commercial Banking. Prior to that, from 2006 to 2010, David served as Executive Managing Director and Co-Head, Investment & Corporate Banking U.S. for BMO Capital Markets. In this role, he was responsible for coordinating the investment and corporate banking activities of the U.S. industry sector and product groups.

David currently serves on the Board of Directors for the Chicago Public Library Foundation, Start Early (formerly the Ounce of Prevention Fund), the United Way of Metro Chicago, Northwestern Medical Group, Milwaukee’s Summerfest, Sentry Insurance Company, the Civic Federation and World Business Chicago. He is also the Board Chair for Kids First Chicago. He is a member of the Civic Committee of the Commercial Club of Chicago and the Trustees Committee of the Chicago Community Trust. David is also a member of the Federal Advisory Council, which provides the Board of Governors of the Federal Reserve System with the financial industry’s perspective on matters under the Board’s jurisdiction, including both regulatory and monetary policy.

A Wisconsin native, David received a Masters of Management Degree from Kellogg Graduate School of Management at Northwestern University and a BA (AB) from Dartmouth College.

2021 Performance

Mr. Casper delivered against his 2021 strategic priorities, including:

•  Delivered strong and sustained business results in North American Commercial Banking and across the U.S. and entered two new markets in Denver, Colorado and Orlando, Florida

•  Led digital innovation and transformation, including migration to a North America wires system, the launch of the API developer portal and the migration of Transportation Finance to the cloud

•  Met commercial banking customer loyalty score target of 68 through the strong relationship management and industry expertise provided by the commercial banking team 🌑

The individual accomplishments with a 🌑 relate to BMO’s most relevant environmental, social and governance topics, as described in BMO’s Sustainability Report.

•

Championed BMO EMpowerTM, our five-year, US$5 billion commitment aimed at addressing key barriers faced by minority businesses, communities and families in the U.S., with more than $2 billion in commitments over the first 12 months 🌑

Financial

U.S. P&C performance is shown in the table below in U.S. dollar equivalents(1):

Measures	2021 Reported	2021 Adjusted for compensation(1)(2)		Impact on variable pay
U.S. P&C Net income(1)	$1,744 million	$1,667 million	Above goal due to higher revenue and lower provisions for credit losses on impaired loans	Performance on financial goals is based on an equal blend of total bank and operating group financial performance(3)
U.S. P&C Return on equity	15.9%	15.2%	Above goal due to higher net income, for the reasons noted above, and lower allocated common shareholders’ equity
U.S. P&C Efficiency ratio (teb)(1)	50.8%	50.2%	Above goal due to higher revenue, partially offset by higher expenses
(1)

Adjusted measures and ratios, including measures presented on a U.S. dollar basis and on a taxable equivalent basis (teb), are non-GAAP amounts or ratios as discussed on page 43 of this circular, in the Non-GAAP and Other Financial Measures section on page 25 of our 2021 Annual MD&A and in the U.S. P&C Performance Review section on page 46 of our 2021 Annual MD&A. The reconciliations of U.S. P&C adjusted net income, return on equity and efficiency ratio (teb) are set out in the U.S. P&C Performance Review section of our 2021 Annual MD&A which is incorporated by reference. The 2021 Annual MD&A is available on SEDAR at www.sedar.com and on our website at www.bmo.com/investorrelations.

(2)

Adjusted results and measures for compensation purposes also exclude the provision for (or recovery of) credit losses on performing loans. In fiscal 2021 the recovery of credit losses on performing loans was US$96 million (US$132 million pre-tax).

(3)	Operating group results include the blended average performance of Canadian and U.S. Personal and Commercial Banking.

2021 Compensation

Mr. Casper was awarded $4.514 million in variable pay for 2021.

The committee determined the award based on his target compensation, the performance of the bank and of his operating group, accomplishments tied to the bank’s Purpose and strategy, and our three-year TSR. The calculated multiplier for variable pay funding was 122%. After a review of risk and the bank’s performance against a range of other secondary considerations, management recommended no adjustments be made to variable pay funding.

The committee assessed Mr. Casper’s performance against his individual goals for the year and did not adjust his award from the funded amount.

74	Bank of Montreal Management Proxy Circular 2022

27% of Mr. Casper’s variable pay was allocated to his short-term incentive (an annual cash bonus). The remaining 73% was deferred into stock options and performance share units (PSUs), which are adjusted for performance again before they are paid out.

73% of Mr. Casper’s 2021 variable pay is deferred		(US $)	2021	2020	2019
		Fixed pay
		Salary	600,000	600,000	600,000
	◀	Variable pay	4,514,000	3,330,000	3,670,000
		Cash
		Short-term incentive	1,220,000	900,000	990,000
		Equity (deferred)
		Mid-term incentive – performance share units (PSUs)	2,842,600	2,100,000	2,310,000
		Long-term incentives – stock options	451,400	330,000	370,000
		Total direct compensation	5,114,000	3,930,000	4,270,000

Target for 2022

Mr. Casper’s target total direct compensation was not changed for 2022.

Alignment with shareholder interests

One of the principles governing BMO’s compensation objectives is to align compensation with shareholder interests. Deferring compensation into equity-linked vehicles is one way to accomplish this, and 73% of Mr. Casper’s 2021 variable pay award is deferred.

Share ownership

Mr. Casper exceeds his share ownership guidelines.

Share ownership as at December 31, 2021
Required multiple	Shares	RSUs	PSUs	DSUs	Total share ownership	Total as a multiple of base salary

5.0	$3,479,655	$0	$12,416,466	$4,452,918	$20,349,039	27.02

Pension

Mr. Casper participates in the following defined contribution savings plans:

•	The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (401(k) Savings Plan).
•	The BMO Financial Corp. Non-Qualified Savings Plan (Non-Qualified Savings Plan).

The bank annually contributes 2% of his earnings (subject to annual statutory limits on earnings established by the IRS). He may elect to make voluntary contributions of up to 25% of his earnings and the bank will match 100% of voluntary contributions equal to 5% of his earnings (subject to annual statutory limits on contributions and earnings established by the IRS). The BMO Financial Corp. Non-Qualified Savings Plan provides similar benefits on earnings between the statutory earnings limit and $500,000.

Mr. Casper has also accrued defined benefit pension benefits in the following plans:

•

The Employees’ Retirement Plan of the Bank of Montreal/Harris (Harris Qualified Plan) in the final average earnings grandfathered provisions, which is a company plan frozen to future benefit service as of February 28, 2017.

•	The Harris Retirement Benefit Replacement Plan (Harris Non-Qualified Plan), also frozen as of February 28, 2017.

Mr. Casper’s total annual normal retirement pension benefit is:

•

Equal to 2% of his final average earnings (subject to certain limits) multiplied by his pre-July 1, 1995 service, plus 1.7% of his final average earnings (subject to certain limits) multiplied by his post-June 30, 1995 service less an offset for a Social Security entitlement.

•

No future benefit service will be received after February 28, 2017. Future pay increases will be reflected in the final average earnings benefit after that date. The 35-year service cap applicable to the Harris Qualified Plan was reached by Mr. Casper on July 31, 2013.

•	The Harris Non-Qualified Plan provides for benefits in excess of statutory compensation limits for the Harris Qualified Plan.
•	The portion paid from the Harris Qualified Plan is paid as either periodic payments or in a lump sum. The portion from the Harris Non-Qualified Plan is paid in a lump sum.

His total annual retirement pension benefit to date is $639,780, payable on an unreduced basis at age 62. This amount will increase with additional earnings. See pages 79 and 80 for more information.

Bank of Montreal Management Proxy Circular 2022	75

Executive Compensation Tables

and Other Financial Information

Summary compensation table

The table below shows the compensation for the NEOs in each of the last three fiscal years.

					Non-equity incentive plan compensation
Name and principal position	Year	Salary ($)	Share-based awards ($)(1)	Option-based awards ($)(1)(2)	Annual incentive plans ($)(3)	Pension value ($)(4)	All other compensation ($)(5)	Total compensation ($)
Darryl White Chief Executive Officer	2021	1,000,000	6,426,750	1,875,750	3,382,500	1,933,864	256,873	14,875,737
	2020	1,000,000	4,545,750	1,326,750	2,392,500	1,818,920	3,000	11,086,920
	2019	1,000,000	4,700,000	1,410,000	2,350,000	1,386,790	3,000	10,849,790
Tayfun Tuzun Chief Financial Officer (as of January 1, 2021) Deputy Chief Financial Officer (Nov 16 to Dec 31, 2020)	2021	722,285	2,225,252	330,249	733,467	43,311	5,711,336	9,765,900

Dan Barclay Chief Executive Officer & Group Head, BMO Capital Markets	2021	600,000	4,728,000	1,107,000	2,952,000	97,500	2,394	9,486,894
	2020	600,000	3,380,000	850,000	2,260,000	5,500	3,000	7,098,500
	2019	600,000	4,725,000	1,175,000	0	5,500	3,000	6,508,500
Cameron Fowler Chief Strategy and Operations Officer	2021	600,000	3,259,500	799,500	1,968,000	73,142	2,394	6,702,536
	2020	600,000	2,310,000	570,000	1,390,000	66,728	3,000	4,939,728
	2019	600,000	2,350,000	590,000	1,370,000	51,291	3,000	4,964,291
David R. Casper U.S. Chief Executive Officer, BMO Financial Group Chair and Chief Executive Officer, BMO Harris Bank N.A. Group Head, North American Commercial Banking	2021	753,240	3,634,406	577,137	1,531,588	43,939	0	6,540,310
	2020	806,460	2,722,335	427,796	1,209,690	48,616	0	5,214,896
	2019	797,400	3,066,525	491,175	1,315,710	50,262	0	5,721,072

Thomas E. Flynn Chief Financial Officer (until December 31, 2020)	2021	600,000	907,125	0	907,125	166,890	0	2,581,140
	2020	600,000	1,545,000	395,000	765,000	157,914	0	3,462,914
	2019	600,000	1,670,000	420,000	820,000	127,314	0	3,637,314

Cash compensation paid in U.S. dollars has been converted into Canadian dollars using an average exchange rate for each fiscal year: US$1.00 = C$1.2554 in 2021, US$1.00 = C$1.3441 in 2020 and US$1.00 = C$1.3290 in 2019.

Equity awards granted in U.S. dollars have been converted into Canadian dollars using the November month-end spot rate for each fiscal year: US$1.00 = C$1.27855 in 2021, US$1.00 = C$1.29635 in 2020 and US$1.00 = C$1.3275 in 2019.

(1)

The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown are the values on the grant date in each of the 2021, 2020 and 2019 calendar years. The one-time RSU award for Dan Barclay was granted in January 2022. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2019, November 1, 2018 to October 31, 2019. Equity awards granted in U.S. dollars during this period as set out below have been converted into Canadian dollars using the November month-end spot rate for 2018: US$1.00 = C$1.3289.

•	The value of options granted during this period was: Mr. White: $1,158,750, Mr. Barclay: $250,000, Mr. Fowler: $600,000, Mr. Casper: $392,026 and Mr. Flynn: $437,750.
•	The value of share-based awards during this period was: Mr. White: $4,506,250, Mr. Barclay: $2,593,750, Mr. Fowler: $2,400,000, Mr. Casper: $2,445,176 and Mr. Flynn: $1,725,250.

(2)

BMO uses a five-year average compensation fair value methodology. A third-party consultant prepared an estimate of the value of the options for 2021. The consultant uses a binomial pricing model, a commonly used valuation method, and gave key assumptions to determine option fair value: historic dividend yield: 4.20%, historic share price volatility: 18.02%, risk-free rate of return: 1.27% and option term: 10 years. Based on these assumptions, the compensation value of each option granted to the NEOs in December 2021 is $16.27 per option. For accounting purposes, the option value methodology and assumptions used are consistent with the guidance in International Financial Reporting Standard 2, Share-Based Payments. For options granted in 2021, a binomial option pricing model was used with the following assumptions: expected dividend yield: 4.2%, expected share price volatility: 16.8%, risk-free rate of return: 1.8% to 1.9% and expected period until exercise: 6.5 years – 7.0 years. Based on these assumptions, the weighted-average value of each option granted in December 2021 is approximately $14.17 per option. For the options granted in December 2020, differences in similar assumptions resulted in a compensation value of $13.11 and an accounting value of $10.75.

(3)

Executives can defer a portion of their short-term cash incentive award and receive deferred share units (DSUs) instead. None of the NEOs listed elected to defer a portion of their 2021 short-term cash incentive award into DSUs.

(4)

Pension value includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes (see pages 79 and 80 for information about the pension plans and obligations). The pension value for Mr. Casper and Mr. Tuzun includes contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris effective March 1, 2017 and the Non-Qualified Savings Plan. Under the BMO Harris Defined Benefit Plan, Mr. Casper has reached his 35-year maximum service cap. Mr. Barclay’s contribution includes the increase in the BMO Nesbitt Burns DC Pension Plan effective January 1, 2021 and the extra contribution for Group Head.

(5)

These amounts represent the bank’s contributions to the NEOs under the employee share purchase programs, plus the total value of perquisites, allowances or taxable benefits where they are above $50,000, or 10% of total annual salary (whichever is lower). For Darryl White, all other compensation in fiscal 2021 includes a one-time club membership fee of $200,000. For Tayfun Tuzun, all other compensation in fiscal 2021 includes a combination of sign-on, cash and equity incentive replacements, and relocation support totalling $2,461,209 in equity and $3,201,270 in cash (CAD equivalent).

76	Bank of Montreal Management Proxy Circular 2022

Outstanding option-based awards and share-based awards

The following tables show the value of the outstanding option-based and share-based awards for each NEO as of October 29, 2021.

		Option-based awards
Name	Grant date	Number of securities underlying unexercised options	Option exercise price(1)	Option expiration date	Value of unexercised in-the-money options(2)	Value of options exercised(3)
Darryl White	16-Dec-2013	7,312	$68.60	16-Dec-2023	$480,910	$273,900
	15-Dec-2014	15,876	$78.09	15-Dec-2024	$893,501
	14-Dec-2015	44,960	$77.23	14-Dec-2025	$2,569,014
	19-Dec-2016	46,440	$96.90	19-Dec-2026	$1,740,107
	18-Dec-2017	40,919	$100.63	18-Dec-2027	$1,380,607
	17-Dec-2018	80,559	$89.90	17-Dec-2028	$3,582,459
	16-Dec-2019	92,639	$101.47	16-Dec-2029	$3,047,823
	14-Dec-2020	101,172	$97.14	14-Dec-2030	$3,766,634
Total		429,877			$17,461,055	$273,900
Tayfun Tuzun	—	—	—	—	—	—
Total		—			—	—
Dan Barclay	14-Dec-2015	0	$77.23	14-Dec-2025	$0	$966,628
	19-Dec-2016	16,694	$96.90	19-Dec-2026	$625,524
	18-Dec-2017	16,076	$100.63	18-Dec-2027	$542,404
	17-Dec-2018	17,381	$89.90	17-Dec-2028	$772,933
	16-Dec-2019	77,199	$101.47	16-Dec-2029	$2,539,847
	14-Dec-2020	64,817	$97.14	14-Dec-2030	$2,413,137
Total		192,167			$6,893,845	$966,628
Cameron Fowler	16-Dec-2013	0	$68.60	16-Dec-2023	$0	$352,717
	15-Dec-2014	0	$78.09	15-Dec-2024	$0	$479,059
	14-Dec-2015	0	$77.23	14-Dec-2025	$0	$821,213
	19-Dec-2016	0	$96.90	19-Dec-2026	$0	$621,504
	18-Dec-2017	10,961	$100.63	18-Dec-2027	$369,824	$299,603
	17-Dec-2018	41,714	$89.90	17-Dec-2028	$1,855,022
	16-Dec-2019	38,764	$101.47	16-Dec-2029	$1,275,336
	14-Dec-2020	43,466	$97.14	14-Dec-2030	$1,618,239
Total		134,905			$5,118,421	$2,574,096
David R. Casper	16-Dec-2013	18,578	$68.60	16-Dec-2023	$1,221,875
	15-Dec-2014	12,819	$78.09	15-Dec-2024	$721,453
	14-Dec-2015	19,211	$77.23	14-Dec-2025	$1,097,717
	19-Dec-2016	22,418	$96.90	19-Dec-2026	$840,002
	18-Dec-2017	18,855	$100.63	18-Dec-2027	$636,168
	17-Dec-2018	27,255	$89.90	17-Dec-2028	$1,212,030
	16-Dec-2019	32,271	$101.47	16-Dec-2029	$1,061,716
	14-Dec-2020	32,622	$97.14	14-Dec-2030	$1,214,517
Total		184,029			$8,005,478	$0
Thomas E. Flynn	16-Dec-2013	0	$68.60	16-Dec-2023	$0	$1,796,805
	15-Dec-2014	0	$78.09	15-Dec-2024	$0	$624,863
	14-Dec-2015	0	$77.23	14-Dec-2025	$0	$880,295
	19-Dec-2016	0	$96.90	19-Dec-2026	$0	$595,350
	18-Dec-2017	8,769	$100.63	18-Dec-2027	$295,866	$253,150
	17-Dec-2018	30,434	$89.90	17-Dec-2028	$1,353,400
	16-Dec-2019	27,595	$101.47	16-Dec-2029	$907,876
	14-Dec-2020	30,121	$97.14	14-Dec-2030	$1,121,405
Total		96,919			$3,678,547	$4,150,463

(1)	The option exercise price is equivalent to the closing market value of BMO common shares on the trading day immediately preceding the date of grant.
(2)

The value of unexercised in-the-money options equals the difference between the grant price of the options and the closing price of the shares on the TSX on October 29, 2021 ($134.37). This includes options that have not yet vested or cannot be exercised because they are subject to price condition hurdles that have not been reached.
(3)	The value of options exercised is the proceeds received in fiscal 2021 from the exercise of options granted in previous years, before deductions for taxes and commissions.

Bank of Montreal Management Proxy Circular 2022	77

		Share-based awards
Name	Grant date	Plan	Number of shares or units that have not vested	Market or payout value of unvested share-based awards not paid out or distributed	Number of shares or units that have vested(4)	Market or payout value of vested share- based awards not paid out or distributed(5)
Darryl White	14-Dec-2015	Awarded DSU			13,003	$1,747,269
	19-Dec-2016	Awarded DSU			12,526	$1,683,153
	18-Dec-2017	Awarded DSU			14,597	$1,961,436
	17-Dec-2018	PSU	51,417	$6,908,900
	16-Dec-2019	PSU	50,313	$6,760,600
	14-Dec-2020	PSU	52,038	$6,992,322
		Deferred DSU			18,917	$2,541,840
Total			153,768	$20,661,822	59,043	$7,933,698
Tayfun Tuzun	04-Jan-2021	Awarded DSU	11,871	$1,595,040
	04-Jan-2021	RSU	14,155	$1,902,018
Total			26,026	$3,497,058
Dan Barclay	17-Dec-2018	RSU	29,595	$3,976,689
	16-Dec-2019	PSU	50,581	$6,796,561
	14-Dec-2020	PSU	38,693	$5,199,153
Total			118,869	$15,972,403
Cameron Fowler	15-Dec-2014	Awarded DSU			4,149	$557,503
	14-Dec-2015	Awarded DSU			5,689	$764,430
	19-Dec-2016	Awarded DSU			6,424	$863,156
	18-Dec-2017	Awarded DSU			6,131	$823,804
	17-Dec-2018	PSU	27,384	$3,679,637
	16-Dec-2019	PSU	25,157	$3,380,300
	14-Dec-2020	PSU	26,444	$3,553,267
Total			78,985	$10,613,204	22,393	$3,008,893
David R. Casper	14-Dec-2015	Awarded DSU			6,701	$900,407
	19-Dec-2016	Awarded DSU			6,429	$863,848
	18-Dec-2017	Awarded DSU			5,264	$707,372
	17-Dec-2018	PSU	27,900	$3,748,909
	16-Dec-2019	PSU	32,827	$4,410,944
	14-Dec-2020	PSU	31,164	$4,187,509
		Deferred DSU			14,034	$1,885,754
Total			91,891	$12,347,362	32,428	$4,357,381
Thomas E. Flynn	14-Dec-2012	Awarded DSU			8,196	$1,101,361
	16-Dec-2013	Awarded DSU			7,100	$954,036
	15-Dec-2014	Awarded DSU			6,887	$925,455
	14-Dec-2015	Awarded DSU			6,989	$939,158
	19-Dec-2016	Awarded DSU			5,910	$794,103
	18-Dec-2017	Awarded DSU			5,255	$706,117
	17-Dec-2018	PSU	19,685	$2,645,122
	16-Dec-2019	PSU	17,877	$2,402,171
	14-Dec-2020	PSU	17,687	$2,376,537
Total			55,249	$7,423,830	40,337	$5,420,230

(4)

The number of shares or units that have vested represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

(5)	The value of outstanding shares or units for DSUs, RSUs and PSUs is based on the closing price of a BMO common share on the TSX on October 29, 2021 ($134.37).
The value of PSUs assumes no performance adjustment. The market or payout value of vested share-based awards not paid out or distributed represents: i) aggregate annual cash bonuses the NEO voluntarily elected to defer into DSUs, ii) awarded DSUs that have vested, and iii) the dividend equivalents earned as additional DSUs.

78	Bank of Montreal Management Proxy Circular 2022

Incentive plan awards – Value vested or earned

The table below shows the value of option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned in fiscal 2021.

Name	Option-based awards – value vested during the year ($)(1)	Share-based awards – value vested during the year ($)(2)	Non-equity incentive plan compensation – value earned during the year ($)(3)
Darryl White	—	5,030,202	3,382,500
Tayfun Tuzun	—	—	733,467
Dan Barclay	—	2,283,010	2,952,000
Cameron Fowler	—	2,452,819	1,968,000
David R. Casper	—	2,108,820	1,531,588
Thomas E. Flynn	—	1,903,637	907,125
(1)

The value of stock options that vested during the fiscal year is based on the difference between the grant price of the options and the closing price of a BMO common share on the TSX on the vesting date.

(2)

The value of share-based awards that vested during the fiscal year includes dividend equivalents earned on these awards during the period. Share-based awards are valued using a 20-day volume-weighted average of a BMO common share on the TSX calculated as at December 1, 2020 for RSU awards and a 10-day average of a BMO common share on the TSX calculated as at December 1, 2020 for

DSU awards. At vesting, the PSU awards received by Mr. White, Mr. Fowler, Mr. Casper and Mr. Flynn, paid out at 100%, reflecting the bank’s three-year average adjusted return on equity of 13.60%, compared to a target level of 13%.
(3)

These are the annual cash incentive awards for 2021. The table includes the full amount of the annual cash bonus even if a portion was voluntarily deferred into DSUs. Mr. Tuzun’s and Mr. Casper’s amounts have been converted into Canadian dollars using an average exchange rate of US$1.00 = C$1.2554 in 2021.

Retirement benefits

Defined benefit pension plan table

Four of the NEOs participate in a defined benefit pension plan sponsored by the bank. Mr. Tuzun participates in the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan and Mr. Barclay participates in the BMO Nesbitt Burns Employee Retirement Plan and Non-Qualified Savings Plan, which are defined contribution plans. The table below shows the pension benefits under the defined benefit pension plans, including the annual pension payable to the NEOs for three pension-eligibility time frames – year-end, estimated at normal retirement and estimated at age 65 – and accrued obligations determined on a defined benefit basis.

		Annual benefits payable ($)(1)(2)
Name	Number of years credited service	At year-end(3)	At normal retirement(4)	At age 65	Accrued obligation at start of year ($)(5)	Compensatory change ($)(6)	Non- compensatory change ($)(7)	Accrued obligation at year-end ($)(5)
Darryl White	5.00	504,854	1,250,000	1,250,000	6,003,799	1,933,864	-881,278	7,056,385
Cameron Fowler	12.78	77,554	163,452	163,452	885,572	73,142	-125,612	833,102
David R. Casper	35.00	639,780	639,780	639,780	9,879,482	—	-498,594	9,380,888
Thomas E. Flynn	28.92	283,756	256,155	357,907	4,543,622	166,890	-269,936	4,440,576
(1)	Annual benefits payable include all pension entitlements from the bank.
(2)	All annual benefits shown for Mr. Fowler, Mr. Casper and Mr. Flynn reflect earnings as of October 29, 2021.
(3)	Annual benefits payable reflect the pension benefit earned as at year-end and do not reflect the reductions of benefits applied in the event of early retirement.
(4)

A portion of Mr. Flynn’s pension is unreduced at age 60, while the remainder of his pension is unreduced at a normal retirement age of 65. The amount shown for Mr. Flynn is the amount payable at age 60, which includes the bridge payable to age 65.

(5)

Accrued obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities set out in Note 21 in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation due to differences between the lump sum assumptions (which depend on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements. Mr. Casper reached the maximum service permitted under the Harris Plan (35 years) in 2013.
(6)

Compensatory change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes.

(7)

Non-compensatory change includes interest on the obligation and changes in assumptions, changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.

Bank of Montreal Management Proxy Circular 2022	79

Defined contribution pension plan table

The table below describes the bank’s contributions to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan for Mr. Tuzun and Mr. Casper and the defined contribution pension from the BMO Nesbitt Burns Employee Retirement Plan for Mr. Barclay.

Name	Defined contribution pension Accumulated value at start of year ($)	Compensatory ($)(1)		Defined contribution pension Accumulated value at year-end ($)
Tayfun Tuzun	0	43,311	(2)	76,927
Dan Barclay	130,120	97,500		266,215
David R. Casper	4,166,197	43,939	(2)	5,985,279
(1)

The compensatory amount includes only the bank’s contributions to the BMO Nesbitt Burns Employee Retirement Plan on behalf of Mr. Barclay and to the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris and BMO Financial Corp. Non-Qualified Savings Plan on behalf of Mr. Tuzun and Mr. Casper. Both plans provide “above market investment earnings” and the amounts for Mr. Tuzun and Mr. Casper were converted at the exchange rate outlined in the notes to the summary compensation table. The BMO Nesbitt Burns Employee Retirement Plan requires a participant to contribute 2% of their earnings to an annual maximum of $2,000 (effective January 1, 2021, increased to $3,000) and the bank contributes 3% of their earnings (effective January 1, 2021, increased to 4%) to an annual maximum of $3,500 (effective January 1, 2021, increased to $4,500). The bank matches 100% of additional voluntary contributions equal to 2% of the participant’s earnings to a maximum of $2,000 per year (effective January 1, 2021, increased to $3,000). Effective January 1, 2021, as a Group Head, Mr. Barclay receives an additional bank contribution of 18% of his earnings to an annual maximum of $90,000. Once these contributions reach statutory limits, they will be directed to a non-funded non-registered notional account. The Employees’ 401(k) Savings Plan of Bank of Montreal/Harris provides a 2% contribution of the participant’s earnings to a maximum earnings of $290,000 in 2021 and the bank matches 100% of additional contributions equal to 5% of their earnings (maximum of $290,000 in 2021). The BMO Financial Corp. Non-Qualified Savings Plan provides a core contribution of 2% of earnings above the 401(k) limit of $290,000 to a maximum of $500,000 and a match of 100% of additional contributions equal to 5% of salary in excess of the limit up to $500,000 or $210,000 in 2021.
(2)

Mr. Tuzun’s and Mr. Casper’s accumulated values have been converted into Canadian dollars using the spot rate of US$1.00 = C$1.3319 at October 30, 2020 and US$1.00 = C$1.2376 at October 29, 2021. The compensatory value has been converted into Canadian dollars using the average exchange rate of US$1.00 = C$1.2554 at fiscal 2021 year-end.

Termination and change of control benefits

The table below explains how the components of the executive compensation program for the NEOs are treated under five termination scenarios, and where applicable the incremental payment.(1)

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Base pay (salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Ceases upon voluntary retirement	No incremental payment
Short-term incentive plan (bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment
Bank mid-term incentive plan (RSUs and PSUs)	Forfeited	Forfeited	Normal vesting and payout dates apply. Units are forfeited if non-solicit or non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply. Units are forfeited if non-solicit or non- compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
Long-term incentive plan (stock options)	All options are cancelled	All options are cancelled	Unvested options are cancelled. Vested options expire the earlier of normal expiry or 90 days after termination. If non-solicit or non-compete provisions are breached, vested options are cancelled. However, if employee is at retirement age, the retirement provisions apply instead	Normal expiry for all options. If non-solicit or non-compete provisions are breached, all options are cancelled	Upon termination other than for cause within 24 months after change of control, all options become fully vested and will expire within 90 days

(1)	Mr. White, Mr. Tuzun, Mr. Barclay, Mr. Fowler, and Mr. Flynn have employment agreements that specify their termination and change of control benefits:
•	For Mr. White, there is no incremental payment on resignation, termination with cause or retirement. His payment on termination without cause equals two years of credited service plus a severance payment of two times target total cash. He receives a payment on change of control if he is terminated without cause within 24 months of the change of control. The payment is the same as he receives on termination without cause. Termination without cause includes voluntary termination within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom they report, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.

•	For Mr. Tuzun, Mr. Barclay, Mr. Fowler, and Mr. Flynn, there is no incremental payment on resignation, termination with cause or retirement. Their payment on termination is a severance payment of two times target total cash (for Mr. Tuzun 1.5 times).

80	Bank of Montreal Management Proxy Circular 2022

Compensation element	Resignation	Termination with cause	Termination without cause	Retirement (early or normal)	Change of control
Deferred share units	Units are redeemed if vested, otherwise forfeited	Units are redeemed if vested, otherwise forfeited(2)	Units are redeemed if vested, otherwise forfeited	Units are redeemed	Units remain outstanding
BMO Canada Pension Plan Executive Supplementary Pension Plan	No incremental payment	No incremental payment

No incremental payment from the BMO Canada Pension Plan

For Supplementary Plan, prior to age 55, bonus- related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by Canadian credited service) is payable

				No incremental payment	No incremental payment
BMO Nesbitt Burns Employee Retirement Plan Employees’ Retirement Plan of Bank of Montreal/Harris Employees’ 401(k) Savings Plan of Bank of Montreal/Harris	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Benefits	None	None	None	None	None
Perquisites	Cease	Cease	Subject to negotiation	Cease	No incremental payment

(2)	All DSUs granted on or after December 2013 that are vested are subject to forfeiture on termination with cause.
(3)	Mr. White is entitled to an enhanced pension benefit provided via a bank-funded, non-registered agreement defining his overall pension arrangement which, on a change of control entitles him to $250,000.

The table below shows the estimated incremental payments to each NEO at, following or in connection with each of the termination scenarios as at October 29, 2021(1), unless otherwise indicated. The table includes severance amounts for those NEOs whose severance payments are governed by written employment agreements, but does not include amounts to which an NEO may be entitled under common law or civil law.

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control ($)(2,3)
Darryl White	Total cash severance	0	0	7,500,000	0	7,500,000
	Stock options	0	0	0	0	0
	Pension	0	0	250,000	0	250,000
	Total	0	0	7,750,000	0	7,750,000
(1)

The estimated incremental benefit calculations assume the NEO ceased to be an employee on October 29, 2021. Values are based on the closing price of a BMO common share on the TSX on October 29, 2021 ($134.37). Incremental payments in U.S. dollars have been converted at US$1.00 = C$1.2554.

•	Severance payments for Mr. White, Mr. Tuzun, Mr. Barclay, Mr. Fowler, and Mr. Flynn are governed by employment agreements. Mr. White’s termination without cause includes voluntary termination by the executive within 24 months of a change of control where one of the following has occurred: (i) a material reduction of the role, responsibilities and/or duties of the executive or of the person to whom he reports, (ii) a material reduction of the executive’s base salary, or (iii) a change of geographic location.
•	Stock option values shown are the in-the-money amount of options vesting earlier than normal. Accelerated vesting of all stock options would occur if the

NEO’s employment terminates, other than for cause, within 24 months of the change of control, and all options expire within 90 days thereafter. Options do not vest automatically on a change of control without termination of employment.

•	Pension payments for Mr. White are governed by his employment agreement. Payments for Mr. Fowler and Mr. Flynn are governed by the BMO Canada Pension Plan and the Executive Supplementary Pension Plan, for Mr. Barclay by the BMO Nesbitt Burns Employee Retirement Plan, for Mr. Tuzun by the Qualified 401(k) and Non-Qualified Savings Plans and for Mr. Casper by the Employees’ Retirement Plan of the Bank of Montreal/Harris.
(2)

Severance payments upon termination without cause would be governed by the applicable law in the jurisdiction that applies to the NEO, whether or not following a change of control. Any statutory benefits have not been included in the table.

Bank of Montreal Management Proxy Circular 2022	81

Name	Type of payment	Resignation ($)	Termination with cause ($)	Termination without cause ($)	Retirement (early or normal) ($)	Change of control ($)(2,3)
Tayfun Tuzun	Total cash severance	0	0	2,024,333	0	2,024,333
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	2,024,333	0	2,024,333
Dan Barclay(4)	Total cash severance	0	0	6,000,000	0	6,000,000
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	6,000,000	0	6,000,000
Cameron Fowler	Total cash severance	0	0	4,400,000	0	4,400,000
	Stock options	0	0	0	0	0
	Pension	0	0	23,964	0	0
	Total	0	0	4,423,964	0	4,400,000
David R. Casper	Total cash severance	0	0	0	0	0
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	0	0	0
Thomas E. Flynn(5)	Total cash severance	0	0	2,675,000	0	2,675,000
	Stock options	0	0	0	0	0
	Pension	0	0	0	0	0
	Total	0	0	2,675,000	0	2,675,000

(3)

For the definition of a change of control for the stock option plan, refer to page 80. For the purposes of the enhanced pension benefit for Mr. White, a change of control is the result of a merger, amalgamation, consolidation of operations or purchase of the bank. The enhanced pension benefit requires a change of control and termination without cause in order for severance payments to be made.

(4)	Figures for Mr. Barclay reflect current employment terms. Total severance payable to Mr. Barclay as of October 29, 2021 under a Termination without cause or change of control scenario was $9,107,500.
(5)

Mr. Flynn transitioned to a Vice Chair role on January 1, 2021, at which time he ceased to be in an executive officer role. His target compensation was reduced and he became entitled to severance on termination without cause equal to two times his new target total cash compensation.

Additional information about the long-term incentive plans

Stock option plans

The bank’s stock option plan is the only compensation plan under which the bank issues equity securities. No options remain outstanding under the Marshall & Ilsley (M&I) stock option plans BMO assumed when it acquired M&I.

Shareholders approved the stock option plan in 1995, and approved an amendment to increase the number of shares that may be issued under the plan at the annual meeting of shareholders on March 31, 2020.

Dilution impact of long-term incentive plan

At any time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share values, the committee has established a guideline limiting overhang to 7.5% or less of the total number of issued and outstanding shares. The bank also monitors the outstanding number of options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and the management of stock option awards to minimize the dilutive effect on shareholders.

	Measure (shown as a % of issued and outstanding shares as of October 29, 2021)(1)
	2021	2020	2019
Overhang the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of 648,172,993, the total number of issued and outstanding shares at the end of the fiscal year	2.84%	3.10%	1.34%
Dilution the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding shares at the end of the fiscal year	0.88%	1.00%	0.96%
Burn rate the number of stock options granted in the applicable fiscal year, expressed as a percentage of the weighted-average number of outstanding shares for the applicable fiscal year	0.15%	0.15%	0.15%
(1)	Includes options granted under the bank’s stock option plan as well as those assumed under the M&I stock option plans.

82	Bank of Montreal Management Proxy Circular 2022

Securities authorized for issuance under the equity compensation plans

The following table shows (at October 29, 2021):

•	shares to be issued when outstanding options under the stock option plan are exercised;
•	remaining number of shares available for issue under the stock option plan.

Shareholders have approved all equity compensation plans that involve issuing shares.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (1)	Weighted- average exercise price of outstanding options, warrants and rights(2) (2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column 1) (3)
Equity compensation plans approved by the security holders	5,682,206	$87.79	12,708,296
Equity compensation plans not approved by the security holders	nil	nil	nil
Total	5,682,206	$87.79	12,708,296

Bank’s stock option plan – Issuance limits

Eligibility	Options granted to employees of the bank and its affiliates (including employees on a temporary leave of absence) at the committee’s discretion.

Maximum number of shares issuable	84,200,000 shares (representing 12.99% of issued and outstanding shares as at October 29, 2021).

Currently issued (dilution)	5,682,206 shares issuable upon exercise of outstanding options (representing 0.88% of the bank’s issued and outstanding shares as at October 29, 2021).

Available for issue	12,708,296 shares remaining available for issuance (representing 1.96% of the bank’s issued and outstanding shares as at October 29, 2021).

Other limits

The number of shares issuable to insiders, at any time, under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding shares.

The number of shares issued to insiders, within any one-year period, under all security-based compensation arrangements cannot exceed 10% of the issued and outstanding shares.

The maximum number of shares reserved for issuance under options to any one participant cannot exceed 5% of the shares then issued and outstanding.

Committee guideline (overhang)	The committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the bank’s issued and outstanding shares.

Bank’s stock option plan – Conditions

Maximum term	Expires 10 years from date of grant. If the expiry falls during a bank trading blackout period, the term is extended to the fifth business day after the blackout period is lifted. Any option holder who is a U.S. taxpayer is excluded from this provision.

Exercise price	Equal to the closing price of the shares on the TSX on the trading day immediately preceding the date of grant.

Vesting and exercise of options

Stock options must vest before they can be exercised. Stock options granted on or after December 2013 vest in equal tranches of 50% on the third and fourth anniversaries of their grant date. Options granted prior to December 2013 vest in equal tranches over a four-year period starting from their grant date. Options cannot vest prior to the first anniversary of the grant date.

Beginning in 2013, the committee may outline different vesting terms in the participant’s award acknowledgement.

The committee has full discretion to determine the number of options to be granted in the form of standard options and those with growth in share price conditions.

Expiry of options

Options expire on the tenth anniversary of the grant date. For retirement, death or long-term disability prior to January 2020, options will expire the earlier of the tenth anniversary of the grant date and the fifth anniversary of the date of retirement, death or long-term disability.

Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited.

Transfer/assignment	Only by will or under succession laws.

Forfeiture on detrimental act committed while employed	All or a portion of a former executive’s vested and non-vested options may be forfeited if it is discovered that they committed an act detrimental to the bank while they were still employed by the bank.

Forfeiture on competition	Options may be forfeited where a retired participant, a participant on permanent disability or a participant who was terminated without cause competes with the bank or solicits the bank’s employees, customers or suppliers during their restricted period.

Stock appreciation rights	The plan permits the granting of stock appreciation rights (SARs) in lieu of or in tandem with option grants on substantially the same terms as options except that the market price on exercise shall be the weighted-average trading price of the shares for the five trading days prior to exercise. On exercise, SARs entitle the holder to receive a cash payment equal to any increase in the market price of a share from the date of grant to the exercise date. No SARs are outstanding.

Bank of Montreal Management Proxy Circular 2022	83

Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise.

Plan changes	The committee or Board of Directors may amend, modify or terminate the plan at any time as long as any changes do not decrease entitlements that have accrued prior to the date of change. Shareholders must approve the following changes:
(i) increasing the number of shares reserved for issue under the plan;

(ii) reducing the exercise price of an award (the cancellation or termination of an award of a plan participant prior to its expiry date for the purpose of re-issuing awards to the same plan participant shall be treated as an amendment to reduce the exercise price of an award);

(iii) extending the term of an award beyond the expiry date (except where an expiry date would have fallen within a blackout period of the bank);
(iv) extending eligibility to participate in the plan to non-employee directors;
(v) allowing options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
(vi) extending the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the bank);
(vii) allowing awards, other than options and stock appreciation rights, to be made under the plan;
(viii) deletion of or reduction to the range of amendments which require shareholder approval under the plan.
Amendments which may be made without shareholder approval include: amendments of a “housekeeping” nature, the addition of covenants of the bank to protect participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices for applicable withholding taxes, a change to the vesting provisions of an option and a change to the termination provisions of an option, which does not involve extending the term of the option beyond its original expiry date.

Exercise process	(i) Executives open a BMO brokerage account.

(ii) When the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin.

(iii)  When the executive has elected to sell all or some of the shares issued after exercising the options, the brokerage firm retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest.

(iv) When any executive has elected to hold the shares issued after exercising the options, he or she must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for shares equivalent in value to the in-the-money amount.

Clawback

Up to 100% of the benefit associated with an executive’s unexercised options may be clawed back, if through the executive’s misconduct or gross negligence in managing risk, BMO or BMO Financial Corp. suffers, or could suffer, a consequential financial or reputational loss or is required to restate its financials.

Up to 100% of the benefit received from exercising stock options in the past 36 months may be clawed back if there is, or could be, a financial restatement or misconduct, as per bank policy.

BMO Capital Markets variable compensation plan – Key features

Eligibility	BMO Capital Markets employees (excluding the BMO Capital Markets CEO)

Form of award	Cash or restricted share units (RSUs)

Pool funding

A global pool is established based on a fully expensed model driven by Net Income before Bonus and Taxes.

The pool incorporates a BMO Capital Markets ROE measure.

The pool is fully adjusted for actual loan losses (excluding provisions on performing loans), and may also be adjusted to reflect other considerations such as risk and total bank performance.

Form of award(1)

Individual awards are apportioned between cash and RSUs, based on the nature of the role and compensation level.

The cash portion can be voluntarily deferred into DSUs.

All material risk-taking employees in BMO Capital Markets receive at least 40% of their incentive award in RSUs. See page 85 for more information on material risk-taking employees.

RSU terms

•  Value of the RSUs is based on the share price.

•  Vest and pay out either a) in instalments over a period of three years or b) at the end of three years.

•  Earn dividend equivalents as additional RSUs.

•  Non-vested units are forfeited on resignation.

•  Continue to vest upon retirement or termination without cause, subject to a non-compete provision and/or non-solicit provision.

•  Non-vested RSUs are forfeited if a participant committed an act while employed with the bank that would have led to termination for cause.

Clawback

Cash, RSUs and DSUs paid out in the past 36 months may be clawed back if there is a financial restatement, and if there is or could be significant financial or reputational harm to the bank by employee misconduct or negligence in managing risk, as per bank policy.

Payouts of RSU equity awards may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

(1)	For BMO Capital Markets employees whose awards are governed by the Capital Requirements Directive (CRD), the structure of awards aligns with those prescribed by legislation.

84	Bank of Montreal Management Proxy Circular 2022

Other financial information

This section of the management proxy circular includes information about compensation plans and employees with the ability to expose the bank to material amounts of risk (material plans and material risk-taking employees) and is consistent with the Basel Committee Pillar 3 Disclosure Requirements and FSB Principles and Standards for Sound Compensation Practices.

The committee is accountable for establishing and approving compensation policies and philosophies for BMO Financial Group’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation, with appropriate modifications to comply with requirements in local jurisdictions:

•	Tie variable pay awards and payouts to the bank’s objectives, business performance targets, Purpose and strategic priorities, shareholder returns and risk profiles.
•	Consider individual performance and adherence to BMO’s Code of Conduct when determining variable pay.
•	Require material risk-taking employees to defer a significant portion of their variable pay.

(See Executive Compensation starting on page 41 for information about executive compensation and the committee’s role.)

Material plans

The committee annually approves the criteria for identifying material plans and the resulting list of material plans, after receiving input from the bank’s Risk, Audit, Finance, Human Resources and Legal and Regulatory Compliance groups.

Three elements are considered when determining whether a compensation plan is deemed material:

•	whether the compensation plan includes material risk-taking employees.
•	the total annual compensation spend of the plan.
•	The judgment of the Enterprise Compensation Oversight Committee.

The committee also approves:

•	The list of material plans.
•	Annual funding for the variable pay pools, after review by the management oversight committees and CEO.
•	Changes to material plans, after review by the management oversight committees and CEO (see page 48 for more information about the management oversight committees).

Material risk-taking employees

The committee has approved the following criteria for identifying material risk-taking employees:

•	All Senior Vice-Presidents and above in the bank.
•	Certain roles in BMO Capital Markets, Corporate Treasury and BMO Wealth Management that could have a material impact on the bank’s risk.

The following standards apply to the compensation of material risk- taking employees:

•	Non-financial metrics (such as risk limits exceeded, misconduct or unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions.
•	Variable pay reflects pay for performance and appropriate risk measures.
•	Deferred compensation for this group is at least 40% of their total variable pay.

Compensation tables for material risk-taking employees

Cash compensation paid has been converted into Canadian dollars at an average rate of exchange of US$1.00 = C$1.2554, £1 = C$1.7265, 1 HKD = C$0.1616 and1 euro = C$1.4962 in fiscal 2021, and US$1.00 = C$1.3441, £1 = C$1.7275, 1 HKD = C$0.1731 and 1 euro = C$1.5203 in fiscal 2020.

Equity awards granted have been converted into Canadian dollars using the November month-end spot rate of US$1.00 = C$1.27855, £1 = C$1.697914, 1 HKD = C$0.163994 and 1 euro = C$1.447638 in fiscal 2021, and US$1.00 = C$1.29635, £1 = C$1.729979, 1 HKD = C$0.167224 and 1 euro = C$1.548684 in fiscal 2020.

Bank of Montreal Management Proxy Circular 2022	85

Total direct compensation awarded in fiscal 2021 and 2020

	2021		2020
Category(1)	Senior Executives	Other material risk-takers	Senior Executives	Other material risk-takers
Number of employees	11	153	11	146
Total fixed pay (non-deferred) ($)	7,306,480	53,885,140	7,106,460	51,820,411
Total variable pay
Cash (non-deferred) ($)	15,249,430	140,476,171	11,240,990	85,878,003
Cash (deferred) ($)	305,000	4,222,773	750,000	1,487,751
Share-based (deferred) ($)	32,693,287	190,936,662	23,058,085	96,316,256
Option-based (deferred) ($)	6,641,937	10,086,404	5,575,746	7,340,178
Total variable pay ($)(2)	54,889,654	345,722,010	40,624,821	191,022,188
Total direct compensation ($)	62,196,134	399,607,150	47,731,281	242,842,599
(1)	Employees who have left the bank during the year are included in these categories. Senior Executives are the bank’s most senior executives.
(2)	Total variable pay represents the total of cash (excluding fixed compensation), share-based and option-based.

Deferred compensation outstanding and paid out in fiscal 2021 and 2020

	2021		2020
Category	Senior Executives	Other material risk-takers	Senior Executives	Other material risk-takers
Cash
Vested ($)	0	1,588,161	0	1,565,141
Unvested ($)	0	3,138,189	0	2,659,977
Share-based(1)(2)
Vested ($)	27,109,940	35,425,953	18,667,727	29,351,026
Unvested ($)	113,138,599	434,318,853	63,435,850	203,437,403
Option-based(1)(3)
Vested ($)	23,473,811	28,607,634	5,422,858	8,079,426
Unvested ($)	41,904,414	54,145,827	0	0
Paid in the fiscal year ($)	33,309,496	96,011,461	20,986,958	87,691,810
(1)	Based on the closing price of a BMO common share on the TSX on October 29, 2021 ($134.37) and October 30, 2020 ($79.33).
(2)	The value of vested and unvested share-based awards equals the number of outstanding units on October 29, 2021 multiplied by the closing share price.
(3)

The value of vested and unvested in-the-money options is equal to the difference between the grant price of the options and the closing share price on October 29, 2021. Vested options include options that have vested and cannot be exercised because they have not met the price condition hurdles.

Outstanding share-based and option-based awards are subject to implicit adjustments (share price fluctuation) and explicit adjustments (risk adjustments, clawback or forfeiture). In 2021 and 2020, no reductions were taken due to explicit adjustments and there were no implicit reductions.

Other compensation paid

In 2021, severance payments of $4.9 million were agreed to for three material risk-takers and $16.4 million was paid out to 16 material risk-takers. In 2020, severance payments of $42.9 million were agreed to for 15 material risk-takers and $42.7 million was paid out to 27 material risk-takers. These amounts do not include cash bonuses paid in each year. The severance payments awarded were aligned with common law practice. No Senior Executive received or was awarded severance in fiscal 2021 or 2020.

In 2021, the bank paid $10.3 million in guaranteed bonuses to four material risk-takers. It also paid $5.7 million in sign-on payments to one Senior Executive and $4.1 million in sign-on payments to six material risk-takers. In 2020, the bank paid $15.5 million in guaranteed bonuses to seven material risk-takers. It also paid $3.8 million in sign-on payments to four material risk-takers.

Information about the highest severance awarded for 2021 and 2020 has been disclosed to OSFI on a confidential basis.

86	Bank of Montreal Management Proxy Circular 2022

OTHER INFORMATION

Related party transactions

The Audit and Conduct Review Committee’s Charter sets out its responsibilities for:

(i)	overseeing the effectiveness of self-dealing identification and procedures established by management for related and affected parties and monitoring compliance with applicable laws;
(ii)

reviewing and approving as considered appropriate practices to identify related party transactions that could have a material effect on the stability or solvency of the bank, and the measurement criteria and benchmarks for permitted related party transactions;

(iii)	reviewing and, if advisable, approving the terms and conditions of related party loans that exceed established benchmarks; and
(iv)	reviewing reports to the Audit and Conduct Review Committee on related and affected party transactions.

For the fiscal year ending October 31, 2021, BMO’s Chief Compliance Officer advised the Audit and Conduct Review Committee there were no transactions that required reporting to or approval of the Audit and Conduct Review Committee, and certified the effectiveness of the procedures used by the bank and its designated subsidiaries for identifying and monitoring related and affected party transactions to comply with applicable laws.

Indebtedness

As at January 31, 2022, we were not aware of any current or former directors, nominated directors, executive officers and employees, or any of their respective associates, having outstanding loans to BMO or our subsidiaries other than routine indebtedness. We were also not aware of any outstanding loans to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by BMO or our subsidiaries.

We do not make personal loans to our directors and executive officers, as defined by the United States Sarbanes-Oxley Act of 2002, unless the loans meet the requirements of this law.

The table below presents the indebtedness of anyone who is, or was during the most recently completed fiscal year, a director or executive officer of BMO, a nominated director of BMO, or an associate of any of these persons, except routine indebtedness as defined in securities legislation and indebtedness that has been repaid entirely at the date of this circular. We are not required to disclose routine indebtedness as Canadian securities laws define it.

Name and principal position	Involvement of bank or subsidiary	Largest amount outstanding during fiscal year ended October 31, 2021	Amount outstanding as at January 31, 2022	Financially assisted securities purchases during fiscal year ended October 31, 2021	Amount forgiven during fiscal year ended October 31, 2021
Sharon Haward-Laird General Counsel	Bank of Montreal (lender)	$2,824,473.09	$2,657,741.09 (1)	—	$0
(1)

Amount includes: (a) a conventional mortgage with outstanding amount of $2,247,565.70, secured by residence, 5 years closed fixed rate mortgage with the rate of 1.93%, maturity date of June 1, 2026; and (b) a conventional mortgage with outstanding amount of $410,175.39, secured by secondary property, 5 years closed fixed rate mortgage with the rate of 3.49%, maturity date of February 1, 2024.

The table below shows total employee loans outstanding to us or our subsidiaries at January 31, 2022:

To us or our subsidiaries
Total indebtedness (other than routine indebtedness)	$13,465,304.54

Bank of Montreal Management Proxy Circular 2022	87

Insurance

We pay for liability insurance for our directors and officers to provide coverage in circumstances where we do not, or are not permitted to, indemnify our directors and officers for their acts and omissions.

Coverage is $300,000,000, has no deductible, and we renew the coverage annually. We paid a net premium of $2.02 million to renew the coverage in 2022.

Normal course issuer bid

BMO’s 2019-2020 normal course issuer bid (NCIB) expired on June 2, 2020. On February 25, 2020, BMO announced its intention, subject to the approval of OSFI and the TSX, to establish a new NCIB that would permit BMO to purchase for cancellation up to 12 million common shares over a 12-month period, commencing on or about June 3, 2020. The renewal process was put on hold in light of OSFI’s expectations, effective from March 13, 2020 to November 4, 2021, that federally regulated financial institutions not undertake common share repurchases. On December 3, 2021, BMO announced its intention, subject to the approval of OSFI and the TSX, to establish a new NCIB that would permit BMO to purchase for cancellation up to 22.5 million common shares over a 12-month period. On December 20, 2021 BMO announced it will not proceed with establishing a new NCIB following the announcement of its agreement to indirectly acquire Bank of the West and its subsidiaries. During the fiscal years ended October 31, 2020 and 2021, BMO did not repurchase any of its common shares for cancellation.

You can ask us for a free copy of the notices filed with the TSX in respect of BMO’s previous NCIBs by contacting us directly:

Bank of Montreal

Corporate Secretary’s Department

100 King Street West

1 First Canadian Place, 21st Floor

Toronto, Ontario, Canada M5X 1A1

Telephone: 416-867-6785

Fax: 416-867-6793

Email: corp.secretary@bmo.com

Director approval

The board has approved the content of this circular for distribution to shareholders.

Barbara M. Muir

SVP, Chief Legal Officer, Enterprise Legal & Corporate Secretary

March 1, 2022

Board mandate

The Board of the Bank is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board Mandate and such other duties as necessary or appropriate, including:

1.	Culture, Purpose and Integrity
1.1	Approving and monitoring compliance with BMO’s Code of Conduct and monitoring the Bank’s performance against its Purpose; and
1.2

satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.	Governance
2.1

providing stewardship and using its collective expertise, skills, experiences and competencies, to probe, provide proactive, timely, objective and thoughtful guidance to, and oversight of, senior management;

2.2	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.3	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.4	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.5

evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution, skills and independence of the Board and its members;

2.6	approving the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management; and
2.7

overseeing the process pursuant to which the Office of the Superintendent of Financial Institutions (“OSFI”) is to be promptly notified of any potential changes to the membership of the Board and senior management.

88	Bank of Montreal Management Proxy Circular 2022

3.	Strategic Planning Process
3.1

overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, its risk appetite, levels of capital and liquidity, emerging trends, and the competitive environment in the industry;

3.2	supervising the implementation and effectiveness of the Bank’s approved strategic and operating plans taking into consideration its risk appetite framework;
3.3

reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and

3.4	reviewing and approving all major initiatives, corporate decisions and transactions, as well as applicable funding transactions.

4.	Risk Management, Internal Controls and Organizational Structure
4.1	overseeing that processes are in place to identify the principal risks of the Bank’s businesses and requiring the implementation of appropriate systems to measure and manage these risks;
4.2	reviewing and approving at least annually the Risk Appetite Framework (as defined in the Risk Review Committee charter);
4.3	monitoring risk management activities for sufficient independence, status and visibility;
4.4

reviewing and approving at least annually significant policies and practices that require respect for, and compliance with, applicable legal, regulatory and internal requirements and obtaining reasonable assurance about the Bank’s compliance;

4.5	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness;
4.6	reviewing reports provided by management on the effectiveness of internal control over financial reporting;
4.7	reviewing and approving at least annually the Bank’s organizational structure; and
4.8	satisfying itself, to the extent feasible, that the Chief Executive Officer and other executive officers promote an appropriate and sound risk culture throughout the organization.

5.	Communications and Public Disclosure
5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2

approving the Bank’s disclosure policy that provides for timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;

5.3	periodically assessing the Bank’s Shareholder Engagement Policy and monitoring feedback received from the Bank’s stakeholders; and
5.4

overseeing a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chair of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.	Evaluation and Succession Planning
6.1

overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chair of the Board, Board committee chairs, independent directors, the Chief Executive Officer and other senior executives as well as the heads of the oversight functions;

6.2

establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer, monitoring progress against those expectations and dismissing and replacing the Chief Executive Officer as necessary;

6.3	approving the selection criteria for new directors, nominating directors for election, appointing Board committee members, and reviewing the independence of directors; and
6.4

establishing expectations and responsibilities of the Chair of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

7.	Definitions

“Bank” means Bank of Montreal and as the context requires, subsidiaries of the Bank.

“Board” means the Board of Directors of Bank of Montreal.

Updated August 24, 2021

Bank of Montreal Management Proxy Circular 2022	89

SHAREHOLDER PROPOSALS

Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montréal, Québec, H2X 1X3 submitted seven proposals. An English translation and MÉDAC’s supporting comments, and the bank’s response, are set out in full below. Of these MÉDAC proposals, Proposals No. 1 to No. 3 are submitted for your vote. MÉDAC has agreed not to submit the four “Withdrawn Proposals”. The Bank has agreed with MÉDAC to include these withdrawn proposals in the circular for informational purposes only. They are not part of the formal business of the meeting.

Proposal No. 1

Becoming a “Benefit” Company

It is proposed that the Bank explore the possibility of becoming a benefit company and report thereon to the shareholders at the next annual meeting.

Supporting statement

Since 2002, banks have been required to report on their contribution to society in terms not only of economic but also social and environmental performance. Twenty years later, banks need to take one step further in their commitment to an inclusive, green and sustainable prosperity by exploring the possibility of becoming a benefit corporation, on the model of the Business Development Bank of Canada (BDC), which adjusted its by-laws. “Introduced in the State of Maryland in 2010 and now adopted in 36 U.S. states,”1 in British Columbia2 and provided for in Bill 7973, the features of the benefit corporation include4:

1.	“The purpose of the Company shall include […] the creation of a positive impact on society and the environment, taken as a whole, from the business and operations of the Company […]
2.	The Directors shall, when deciding what is in the best interests of the corporation, consider the short-term and the long-term interests of the corporation and the interests of the corporation’s shareholders, employees, suppliers, creditors and consumers, as well as the government, the environment (the “Stakeholders”), and the community and society in which the corporation operates, to inform their decisions.
3.

In discharging his or her duties, and in determining what is in the best interests of the corporation, each director shall consider all of the Stakeholders (defined above) but shall not be required to regard the interests of any particular Stakeholder as determinative […4. 5.].

Professor Henry Mintzberg (McGill) says that “Successful corporate social responsibility initiatives will never match or remedy the effects of corporate social irresponsibility5.” The status of benefit corporation would allow the Bank to enshrine its commitment to working for the general public good in its articles of incorporation and report on the impact of its actions on all stakeholders.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE IT IS NOT LEGALLY POSSIBLE FOR A FEDERALLY CHARTERED BANK TO CONVERT TO A BENEFIT CORPORATION, AND BECAUSE THE BANK CLEARLY INTEGRATES SUSTAINABILITY INTO OUR CORE STRATEGY, AS DEMONSTRATED BY OUR PURPOSE COMMITMENTS, INCLUDING OUR COMMITMENT FOR A SUSTAINABLE FUTURE AND AS DISCLOSED IN OUR ANNUAL SUSTAINABILITY REPORT AND CLIMATE REPORT.

The proposal asks the Bank to explore a change in how it is incorporated and governed that is not possible under the Bank Act

(Canada). However, under s. 158(1)(a) of the Bank Act, the Bank’s directors have a fiduciary duty to do what is in the best interests of the Bank. The Supreme Court of Canada confirmed that in considering what is in the best interests of the corporation, directors may look to the interests of stakeholders and the environment to inform their decisions*.

The Bank’s Board considers the interests of the environment and the communities served by the Bank when making decisions. The Bank has recognized the importance of its contribution to society through its Purpose to Boldly Grow the Good in Business and in

1

OSLER, HOSKIN & HARCOURT, “B.C.’s new legislation on benefit companies,” Osler, Hoskin & Harcourt LLP. (June 17, 2020) https://www.osler.com/en/resources/regulations/2020/b-c-s-new-legislation-on-benefit-companies

2	Bill M 209 – 2019: Business Corporations Amendment Act (No. 2), 2019” (May 15, 2019) https://www.bclaws.gov.bc.ca/civix/document/id/bills/billsprevious/4th41st:m209-3
3

“Bill 797, An Act to amend the Business Corporations Act to include benefit corporations – National Assembly of Québec” http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-797-42-1.html

4	“Canada – Corporation – No | Certified B Corporation” https://bcorporation.net/canada-corporation-no
5

Craig RYAN, “The future is here: How B Corps are transforming corporate social responsibility”, BDC.ca (September 13, 2020) https://www.bdc.ca/en/articles-tools/blog/future-is-here-how-b-corps-transforming-corporate-social-responsibility

*	BCE v 1976 Debentureholders, 2008 SCC 69 (CanLII), [2008] 3 SCR 560

90	Bank of Montreal Management Proxy Circular 2022

Life. The Purpose has three pillars under which the Bank is continually measuring its progress: For a thriving economy, For a Sustainable Future and For an Inclusive Society.

Each year the Bank provides a detailed report on its progress against its Purpose commitments in its Sustainability Report and its Climate Report.

You can read in our 2021 Sustainability Report how we are leveraging our position as a leading financial services organization to create opportunities, lift communities and foster a more sustainable world. We focus our sustainability efforts on areas that are important to our business, our customers and our stakeholders

(who include our employees, shareholders, suppliers and government as well as our customers and communities). The Report describes how we determine what is important, how we engage with our stakeholders, and the progress we made in 2021.

Even though converting to a benefit corporation is not possible, the Bank has already enshrined through its Purpose and is demonstrating through its actions its commitment to growing the good.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Proposal No. 2

Advisory Vote on Environmental Policy

It is proposed that the Bank establish an annual advisory vote policy regarding its environmental and climate targets and action plan.

Supporting statement

During the 2018 bank annual shareholder meetings, we presented the banks with a shareholder proposal inviting them to publish a short annual report that would enable their shareholders to assess the banks’ exposure to climate risk as well as their contribution to the transition to a low-carbon economy. A reading of your sustainability and social responsibility reports demonstrates the actions taken or planned to enable the activation of a clean economy in the country over the next few years.

A December 2020 report by the Rainforest Action Network1 led us to question the relevance of the proposed targets and action plans. According to the report, RBC, TD and Scotiabank were in the top 10 companies in the world for financing fossil fuels, providing more than $89 billion to oil companies in 2019. BMO and CIBC ranked 16th and 21st respectively, with a total of nearly $42 billion.

This commitment to funding such activities and the sustained nature thereof in recent years is far from the kind of behaviour desired to address the alarming findings presented in the draft report published in June 2021 by the Intergovernmental Panel on

Climate Change (IPCC). Much more alarmist than the final report published in 2014, this draft report estimates that, whatever the rate of reduction of greenhouse gas emissions, the devastating consequences of warming on nature, and on humanity that depends on nature, will accelerate and become painfully palpable well before 20502: “Life on Earth can recover from major climate change by evolving to new species and creating new ecosystems. Humanity cannot, [TRANSLATION]” the experts note.

In addition to these data, there is also the concern of Tiff Macklem, the Governor of the Bank of Canada, who, in a speech given in November 2020, called for faster action in the country to address climate change in order to avoid the potential economic impacts on households and businesses. He called on financial institutions to better assess the risks they face in this area3.

For all these reasons, it is proposed that the Bank agrees to adopt an advisory vote policy regarding its environmental and climate targets and action plan, to check whether they meet the expectations of its shareholders and all stakeholders.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE BMO HAS ESTABLISHED A ROBUST CLIMATE STRATEGY ALIGNED WITH THE NET ZERO BANKING ALLIANCE AND OTHER CREDIBLE FRAMEWORKS AND PROVIDES REGULAR UPDATES ON CLIMATE-RELATED MATTERS THROUGH ITS SUSTAINABILITY AND CLIMATE REPORTS.

The board respectfully requests that shareholders vote AGAINST this proposal because it is unnecessary given BMO’s existing climate strategy and commitments, our in-depth climate-related disclosure, the comprehensive governance structure we have put in place to monitor and manage climate-related issues, and the active role of the board and management in climate oversight at the Bank.

Management has taken concrete steps to develop and implement a robust and credible climate strategy. Climate strategy is an integral part of our overall strategy that is approved by the board and cannot be delegated to shareholders. It is the board’s responsibility

[1]	https://www.ran.org/bankingonclimatechange2020/
[2]	https://www.lesechos.fr/monde/enjeux-internationaux/rapport-du-giec-sur-le-climat-une-fuite-qui-change-la-donne-avant-la-cop-26-1326324
[3]	https://www.finance-investissement.com/nouvelles/economie-et-recherche/changements-climatiques-la-banque-du-canada-veut-presser-le-pas/

Bank of Montreal Management Proxy Circular 2022	91

to oversee all risks to the Bank, including climate, and the board must be able to exercise its best judgment in these matters.

Our annual Climate Report is aligned with the recommendations of the Task Force on Climate-Related Financial Disclosures and outlines our climate action plan. You can read about our climate action plan in our 2021 Climate Report. You can read about our progress against our climate commitments in both our 2021 Climate Report and our 2021 Sustainability Report.

In 2021, we launched our Net Zero Climate Ambition, a Purpose aligned commitment to be our clients’ lead partner in the transition to a net zero world. To bolster this commitment, BMO has joined the United Nations Environment Programme (UNEP) supported Net Zero Banking Alliance (NZBA), which establishes a robust and credible framework for banks to align their financing activities with ambitious net zero by 2050 climate goals. BMO’s Net Zero Ambition involves quantification and disclosure of finance demissions and intermediate (2030) and longer-term (2050) targets developed using robust, science-based guidelines. Details can be found in our 2021 Climate Report.

BMO’s NZBA commitment will involve development of a transition action plan and public disclosure of a summary of the plan.

Further, BMO has a Carbon Related Assets Board level key risk metric in relation to BMO’s risk appetite for Environmental and Social Risk. BMO is also advancing a climate risk scenario analysis program that responds to regulatory developments in this area.

As demonstrated by our commitments and disclosure, BMO integrates climate into strategy, risk management and our Purpose. We welcome feedback and dialogue with investors and other stakeholders, and frequently engage with them, regarding our approach to this complex topic. This engagement, along with the Bank’s climate commitments, makes unnecessary a need for a say on climate vote.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Proposal No. 3

French as Official Language

It is proposed that the language of the Bank be French, more particularly the language of work in Quebec, including the language spoken at annual meetings. Its official status must be formally recorded in writing in the letters patent of the Bank.

Supporting statement

The Bank’s registered office is in Quebec, a French-speaking State.

The State of Quebec has existed for over 400 years. Furthermore, French is the official language of Quebec.

Quebec is the only French-speaking State in America.

The language of a people is its most essential fundamental attribute, an existential attribute.

World diversity cannot in any way be reduced to issues strictly related to the biological nature of individuals or to the adjudication of individual privileges.

World diversity is first and foremost a collective issue based essentially on the culture of peoples.

The people of Quebec, through their territorial State and public institutions, beginning with their national assembly, constitution and charters, ensure the protection of linguistic diversity in the world by rigorously protecting the collective and public nature of their language. The spirit of the Law is clear1, including the spirit of the reforms to federal2and Quebec3laws.

Respecting and promoting this attribute of global diversity is a matter of social responsibility for all companies.

This is in the interest of all stakeholders, starting with the community as a whole, regardless of background.

Sustainable development and long-term performance cannot be conceived of otherwise.

The corporation has a duty to act in strict compliance with these sacred principles.

Furthermore, it is perfectly possible to do business anywhere in the world with headquarters that operate in the language of the State in which it is located4.

1	La Charte de la langue française : une entrave […] http://hdl.handle.net/11143/10216
2	Bill C-32 https://parl.ca/DocumentViewer/en/43-2/bill/C-32/first-reading

English and French: Towards a substantive equality of official languages in Canada https://www.canada.ca/en/canadian-heritage/corporate/publications/general-publications/equality-official-languages.html

3	Bill 96, An Act respecting French, the official and common language of Québec http://assnat.qc.ca/en/travaux-parlementaires/projets-loi/projet-loi-96-42-1.html
4	Comment se conclut un « deal » en français? […] http://collections.banq.qc.ca/ark:/52327/1832243

92	Bank of Montreal Management Proxy Circular 2022

For example, the annual general meeting of shareholders of Samsung5 (Suwon) is in Korean, Heineken6 (Amsterdam) in Dutch, Nissan7 (Yokohama) in Japanese, Foxconn8 (Taiwan) in Mandarin, Volkswagen9 (Wolfsburg) in German, L’Oréal10 (Clichy), Danone11 (Paris), Christian Dior12 (Paris) and LVMH13 (Paris) in French. The content is translated into other languages. The principle is simple and clear.

The French language is not a choice. It is a collective instrument of communication. Besides, for foreign languages, there is translation, simultaneous or not.

French is the language of all of us.

It is a collective issue of equity, justice and dignity. A national issue.

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE FRENCH IS ALREADY THE LANGUAGE OF WORK IN QUEBEC AT THE BANK AND IT IS NOT LEGALLY POSSIBLE TO AMEND THE BANK’S CHARTER.

As the Bank of Montreal, founded in 1817, we are proud of our Québec heritage, and we are proud that our head office is in Montréal. We have always recognized and respected the importance of the French language in the culture and fabric of Québec. We have clear, bank-wide policies and procedures, under the responsibility of a member of our Executive Committee, on the requirement for French language communication, to and within Quebec – for our customers and employees. And BMO’s Code of Conduct outlines expectations to follow both the letter and the spirit of the law. Just over 10% of our employees work in Québec, both in our head office and serving customers in our 144 branches across the province. We do so in compliance with the Charter of the French Language, as recognized by the Office québécois de la langue française, and we do so unreservedly as a federally chartered bank. Our daily internal bank-wide employee communications are delivered globally in both English and French simultaneously.

As a federally chartered bank, we comply with the federal Official Languages Act, and we are pleased to serve in French our francophone customers in other provinces.

As a global bank, as well as the 8th largest bank in North America by assets, our approximately 43,000 employees serve more than 12 million customers. Our employees and our customers are diverse, and we strive to serve our customers in their language of choice in the communities in which our branches our located.

Our shares are listed on the Toronto Stock Exchange and the New York Stock Exchange, and our shareholders are located around the world. Approximately 9% of the bank’s common shares are held by our Québec-based shareholders. For many years, our Annual Meeting of Shareholders has been delivered in both English and French, with shareholders able to speak and to hear the proceedings in the official language of their choice, with simultaneous interpretation available.

Being a company that not only prides itself on its diversity but also respects and celebrates the unique qualities of the communities we serve and of the people who work here means that, as always, we will work together to continue to set a high standard.

More that 200 years ago, on St. Paul Street, Bank of Montreal opened its doors and took its place in Quebec society. Respect for this Province and its people is a long-standing principle at our bank and one we are proud to maintain.

The proposal asks that the Bank’s charter be amended to make French the language of the Bank; but, this is not legally possible. In any event, as indicated above, no such change is required as the Bank recognizes and respects the importance of the French language, and it is already the language of work at the Bank in the province of Québec.

For each of these reasons, the board recommends a vote AGAINST this proposal.

5	AAA 2021 Samsung https://www.youtube.com/watch?v=v8l9iOOv58A
6	AAA 2021 Heineken https://www.theheinekencompany.com/sites/theheinekencompany/files/Downloads/PDF/AGM%202021/20210609% 20Heineken%20N.V.%20Notulen%20AvA.pdf
7	AAA 2021 Nissan https://www.youtube.com/watch?v=OS9Sm3Rgt9k
8	AAA 2021 Foxconn https://www.youtube.com/watch?v=pPNJ37Rt3Q0
9	AAA 2021 Volkswagen https://www.volkswagenag.com/de/InvestorRelations/annual-general-meeting.html
10	AAA 2021 L’ORÉAL https://www.loreal-finance.com/fr/assemblee-generale-2021
11	AAA 2021 DANONE https://www.danone.com/fr/investor-relations/shareholders/shareholders-meeting.html
12	AAA 2021 Christian DIOR https://voda.akamaized.net/dior/1520614_605ded3e38389/
13	AAA 2021 LVMH https://www.lvmh.fr/actionnaires/agenda/assemblee-generale-2021/

Bank of Montreal Management Proxy Circular 2022	93

Withdrawn Proposal

Formal Employee Representation in Strategic Decision-Making

It is proposed that the Board of Directors explore ways to increase employee participation in the Board decision-making process. It is suggested that the findings of this review be presented at the next annual meeting in 2023.

Supporting statement

The health and economic crisis has underscored the importance of employee health and well-being within organizations. One need hardly be reminded of the benefits of employee well-being, including higher job satisfaction, a greater sense of belonging, a higher rate of engagement among employees, increased productivity, reduced absenteeism, lower insurance costs, and a lower risk of work accidents and occupational illnesses. Over the next few years, boards of directors will be faced with several issues related to talent management and development.

In recent years, boards of directors have made a point of increasing the quality of their decision-making by drawing on a variety of experiences and skills and by involving as many people of all genders, ages, backgrounds and religions as possible. Although our boards are comprised of a majority of independent directors, what is lacking is the employee perspective that could provide an alternative view of the organization’s operational and strategic issues, better oversight of senior management decisions, and a better balance of short-term and long-term decisions, as employees tend to favour the long term.1

In its most recent edition (2018), the UK Corporate Governance Code2 invited consideration of various initiatives to increase employee involvement in the highly strategic decisions of organizations, including: the creation of a statutory advisory committee on the workforce; the designation of a board member to liaise with employees; the nomination to the board of at least one employee other than the CEO.

Fully convinced of the great value of direct and formal employee input into strategic decision making, particularly decisions involving important talent management and development matters, we submit this proposal, confident that the company will, at the next annual meeting in 2023, propose ways to ensure employee input and participation.

BMO’s Response

Management discussed with the proponent the many ways in which the bank’s employees already provide input into and participate in decision-making, particularly with respect to talent management and development, which include: annual employee engagement and winning culture surveys and management actions in response; periodic check in surveys on matters such as health and well being and challenges in the work from home environment during the pandemic; over 10,000 employees participate in our Employee Resource Groups and provide input into many issues including leadership and DEI action plans; periodic meetings of employee groups with a member of the board of directors; employee townhalls with the CEO; and a central response hub for employee feedback.

While governance structures in other jurisdictions may not be appropriate or necessary in our context, management agreed with the proponent to undertake a study to explore ways to enhance employee input and participation in decision-making as part of its winning culture and to report on it in its 2023 public disclosure.

1	Andreas KOKKINIS and Konstantinos SERGAKIS, “A flexible model for efficient employee participation in UK companies”, (2020) 20-2 J. Corp. Law Stud. 453-493, DOI: 10.1080/14735970.2020.1735161.
2	Financial Reporting Council – 2018 – The UK Corporate Governance Code https://www.frc.org.uk/getattachment/88bd8c45-50ea-4841-95b0-d2f4f48069a2/2018-UK-Corporate-Governance-Code-FINAL.PDF

94	Bank of Montreal Management Proxy Circular 2022

Withdrawn Proposal

Women in Leadership: Promotions, Advancement and Upward Mobility

It is proposed that the Bank annually publish, in a form left to its discretion, a report on the representation of women in management from entry-level to the highest-level positions immediately below president.

Supporting statement

The pandemic has completely disrupted our economy and our various workplaces. The crisis has affected women in particular, with millions of them having to quit work or favour part-time, or simply being laid off owing to the nature of their work or the economic sector in which they worked. Companies thus find themselves with far fewer women in management positions or in the process of becoming future managers, which will only exacerbate an already-existing situation. According to a study by McKinsey1, while women made up 50% of entry-level employees in the organizations surveyed, only 31% of them are vice-presidents and 14% CEOs, as this graph illustrates.

Representation by gender in the talent pipeline

Percentage of men and women

There are in fact measures “to help women lessen the career and financial impacts of unpaid parental leave and part-time work”2, as women are still today more likely than men to be in such employment situations, which are barriers to their advancement.

Companies cannot risk losing even more women in management positions. The report proposed here will take stock of the situation at these different levels, encourage senior management to set gender targets at each level and inform all stakeholders of the strategies that will be put in place to ensure a robust recovery, particularly in the wake of the health crisis.

BMO’s Response

As discussed with the proponent, the Bank already reports on the representation of women at various levels as well as on programs in place to remove barriers for women in our annual Employment

Equity and Narrative Report, and will continue to enhance its reporting this year, including in the 2021 Sustainability Report.

1

Women Matter: The present and future of women at work in Canada https://www.mckinsey.com/~/media/mckinsey/featured%20insights/gender%20equality/the%20present%20and%20future%20of%20women%20at%20work%20in%20canada/the-present-and-future-of-women-at-work-in-canada-vf.ashx

2	Ibid, see the Shared Care program of Aurizon, an Australian company, among other examples.

Bank of Montreal Management Proxy Circular 2022	95

Withdrawn Proposal

Decarbonization

It is proposed that the Bank adopt a plan to substantially reduce its financing of fossil-fuel and polluting industries by setting ambitious intermediate targets, with determined timelines, to achieve carbon neutrality.

Supporting statement

Banks are at the heart of our economy. The investment and financing choices they make shape the model of our society. By providing financial support to companies or projects, banks are responsible for greenhouse gas emissions.

RBC, TD, Scotiabank, BMO and CIBC are among the top 25 backers of the fossil-fuel industry in the world1.

Since the Paris Agreement, these five banks have continued to support the development of polluting companies. The government for its part is committed to “reducing greenhouse gas emissions [...] by 40% to 45% by 2030, compared to 2005 levels2” [TRANSLATION]. To achieve carbon neutrality in 2050, some actors suggest adopting short-term intermediate targets that are higher at the beginning than at the end, i.e. up to 25% for 2025 and 50% for

20503, or even higher4. The International Energy Agency (IEA) even calls for “no more investment in fossil fuels5” [TRANSLATION]. In all cases, it is important to set targets based on science. For this purpose, standards exist, including particularly, the Science Based Targets Initiative (SBTi)6.

Canada is responsible for 2% of global emissions7 (with less than 0.5% of the population) and its oil and gas expansion is currently projected to use up to 16% of the global carbon budget8. The IPCC9 sounded the alarm again recently, with Antonio Guterres declaring that greenhouse gases are “choking our planet10 [TRANSLATION].

A concrete climate change transition plan is urgently needed. It must be submitted to the shareholders in the most appropriate annual publication.

BMO’s Response

Following discussions with the proponent concerning the Bank’s commitments as a signatory to the Net Zero Banking Alliance (NZBA), the proponent has agreed to withdraw the proposal. Our commitments under the NZBA include setting ambitious interim timebound targets, developed using robust science-based guidelines and which take into account the Government of Canada’s decarbonization targets. Shareholders are invited to read our 2021 Sustainability Report and our 2021 Climate Report for a full discussion of our climate action plans, including our Net Zero Ambition.

1	Banking on Climate Chaos, Fossil Fuel Finance Report 2021, Rainforest Action Network https://www.bankingonclimatechaos.org/bankingonclimatechaos202
2

Alexandre SHIELD and Marie VASTEL, “Trudeau promet de réduire les GES du Canada ‘de 40% à 45%’ d’ici 2030”, Le Devoir, 2021-04-23 https://www.ledevoir.com/societe/environnement/599319/trudeau-promet-de-reduire-les-ges-du-canada-de-40-a-45-d-ici-2030

3

“FACT SHEET: President Biden Sets 2030 Greenhouse Gas Pollution Reduction Target Aimed at Creating Good- Paying Union Jobs and Securing U.S. Leadership on Clean Energy Technologies,” The White House, 2021-04-22 https://www.whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-reduction-target-aimed-at-creating-good-paying-union-jobs-and-securing-u-s-leadership-on-clean-energy-technologies/

4	“2030 Climate & Energy Framework”, Climate Action - European Commission, 2016-11-23 https://ec.europa.eu/clima/policies/strategies/2030_en
5

Frank JORDANS, “L’AIE suggère de ne plus investir dans les combustibles fossiles”, La Presse, sect. Économie 2021-05-18 https://www.lapresse.ca/affaires/economie/2021-05-18/l-aie-suggere-de-ne-plus-investir-dans-les-combustibles-fossiles.php

6	https://sciencebasedtargets.org/
7	“Greenhouse Gas Emissions”, Environment and Climate Change CANADA, 2007-01-09 https://www.canada.ca/en/environment-climate-change/services/environmental-indicators/greenhouse-gas-emissions.html
8	Carter and Dordi - Correcting Canada’s “one eye shut” climate policy.pdf https://cascadeinstitute.org/wp-content/uploads/2021/04/Carter-Dordi-Canadas-one-eye-shut-climate-policy-1.1-April-16.pdf
9	https://www.ipcc.ch/report/sixth-assessment-report-cycle/
10	https://news.un.org/fr/story/2021/08/1101392

96	Bank of Montreal Management Proxy Circular 2022

Withdrawn Proposal

Climate Change and Environment Committee of the Board

It is proposed that the Board of Directors set up a climate change and environment committee.

Supporting statement

In a recent interview1, Mark Carney, the former Governor of the Bank of Canada and of the Bank of England, and now the UN Special Envoy on Climate Action and Finance2, called on companies to establish a board committee on climate change to better understand the risks involved in moving towards a low-carbon economy. He added that boards of directors would be well advised to include a climate change expert, given the complexity of the issue.

In a recent report3, the Bank of Canada noted that the transition to a lower-carbon economy will be complicated and potentially costly for some. The transition will likely lead to complex structural adjustments for carbon-intensive sectors, such as oil and natural gas, and could put insurance companies, banks and asset managers at greater risk.

The creation of such a committee would reassure shareholders and stakeholders of its ability to manage the risks and opportunities that will arise from climate change that will continue to impact the economy and the financial system.

BMO’s Response

As discussed with the proponent, we agree with the points made by Mr. Carney that organizations should have board-level committees with specific responsibility for overseeing climate change; however this does not mean that there needs to be a specific climate change committee of the board. As discussed in several forums this can be accomplished in a number of ways. In our case, each standing committee has responsibility for the climate change risks which fall within its existing purview. The Audit and Committee Review Committee has responsibility for financial disclosure, the review and approval of the Sustainability Report, and for assessing the effectiveness of the Bank’s governance of sustainability issues. The Risk Review Committee has responsibility for the identification and management of the

Bank’s environmental and social risks, including climate change. The Human Resources Committee has responsibility for the alignment of executive compensation against performance, including performance against environmental and social objectives. The Governance and Nominating Committee has as an objective the oversight of the alignment of ESG-related reporting to the board and its committees. The board has overall responsibility with respect to strategy, which includes climate change strategy. The board has members with demonstrated experience in climate change issues and these board members are represented on each of our standing committees. For these reasons, the proponent agreed to withdraw the proposal.

[1]	Jakob von BAEYER, “Mark Carney on a values-led economy”, strategy+business http://www.strategy- business.com/article/Mark-Carney-on-a-values-led-economy
[2]

“Mr. Mark Joseph Carney of Canada – Special Envoy on Climate Action and Finance | United Nations Secretary-General” https://www.un.org/sg/en/content/sg/personnel-appointments/2019-12-01/mr-mark-joseph-carney-of-canada-special-envoy-climate-action-and-finance

[3]	https://changingclimate.ca

Bank of Montreal Management Proxy Circular 2022	97

Harrington Investments, Inc. (Harrington), 1001 2nd Street, Suite 325, Napa, California 94559 submitted the following proposal for your vote. Harrington’s supporting comments, and the bank’s response, are set out in full below.

This proposal was originally submitted jointly with another proponent. Following constructive engagement and dialogue on the Bank’s plans to meet its Net Zero ambition, the other proponent withdrew the proposal.

Our ability to engage with Harrington Investments, Inc., both this year and in the last two years as regards the shareholder proposals they have submitted, has been limited notwithstanding the Bank’s requests for dialogue. We value discussion with shareholders at all times, and most certainly when proposals are submitted by a shareholder for consideration at the annual meeting of shareholders. On all matters, particularly those as complex as climate change, in the Bank’s view, we all stand to gain from the exchange of ideas, challenges, pressures and perspectives. We would welcome the opportunity to have the type of interactive and extensive exchange of views with Harrington that we have had with many of our shareholders on similar issues.

Proposal No. 4

Resolved: Shareholders request that BMO adopt a policy by the end of 2022 in which the company takes available actions to help ensure that its financing does not contribute to new fossil fuel supplies that would be inconsistent with the IEA’s Net Zero Emissions by 2050 Scenario.

Supporting statement:

Investors welcome BMO’s target of net zero emissions by 2050 as well as joining the Partnership for Carbon Accounting Financials and the Net-Zero Banking Alliance (NZBA). Investors also welcome BMO’s pledge to mobilize $300 billion in sustainable finance by 2025 and await information about how that connects quantifiably to BMO’s emissions reductions targets.

At the same time, BMO is heavily exposed to fossil fuels. The global Banking on Climate Chaos report ranks BMO 16th in the world for fossil fuel lending since the Paris Agreement at a figure of US$97 billion, including US$43 billion into fossil fuel expansion.1 On the investment side, researchers found that from 2015 to 2020, BMO held between CAD$13.3 billion and CAD$24 billion in oil and gas investments and between CAD$3 and CAD$4 billion in coal investments.2

In 2021, the International Energy Agency (IEA) released its net zero roadmap, concluding, “There is no need for investment in new fossil fuel supply in our net zero pathway”3 because “no new oil and gas fields are required beyond those already approved for development.”4

The IEA analysis builds on others that show the world already has enough fossil fuels to exceed the carbon budget for 1.5 or 2 degrees of warming, including a study in Nature that found oil and gas production needs to fall by 3% each year until 2050 to meet the goals of the Paris Agreement.5

The United Nations Environmental Program Finance Initiative (UNEP-FI), which convenes the NZBA, published recommendations for “credible net zero commitments” of banks: “A financial institution establishing a net-zero commitment should begin aligning with the required assumptions and implications of IPCC 1.5°C no/low overshoot pathways as soon as possible....All no/low overshoot scenarios indicate an immediate reduction in fossil fuels, signaling that investment in new fossil fuel development is not aligned with 1.5°C.”6

BMO has set a precedent of limited fossil fuel exclusions, avoiding financing of exploration and development in the Arctic National Wildlife Refuge and some coal operations more generally. A further exclusion of new fossil fuel supply is required by BMO to be consistent with the math of net zero as defined by the IEA, UNEP-FI and others, and to meet its own emissions reductions targets.

Conversely, continuing to finance new fossil fuels would take BMO further away from its net zero targets, help create more systemic risk affecting its business, and expose the bank to reputational risk as its words and actions diverge.

We urge shareholders to vote FOR this proposal.

1	https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf
2	https://www.greenpeace.org/static/planet4-canada-stateless/2021/08/a0d71ee1-canadian-banks-fossil-fuel-financing-greenpeace-canada-july-2021.pdf
3	https://www.iea.org/reports/net-zero-by-2050
4	https://www.iea.org/reports/world-energy-outlook-2021/executive-summary
5	https://www.nature.com/articles/s41586-021-03821-8
6	https://g20sfwg.org/wp-content/uploads/2021/10/2021-UNEP-FI.-Recommendations-for-Credible-Net-Zero-Commitments.pdf

98	Bank of Montreal Management Proxy Circular 2022

BMO’s Response

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK’S COMMITMENT TO DECARBONISATION IS ALREADY ALIGNED WITH CREDIBLE NET ZERO ALIGNED DECARBONIZATION PATHWAYS FOR THE OIL AND GAS SECTOR, INCLUDING THE IEA NZE.

In 2021, BMO announced its Net Zero Climate Ambition to be our clients’ lead partner in the transition to a net zero net zero world — part of our Purpose driven commitment for a Sustainable Future.

BMO has joined and will implement the frameworks of the Partnership for Carbon Accounting Financials (PCAF), Net Zero Banking Alliance (NZBA) and Net Zero Asset Managers Alliance (NZAM) (part of the Glasgow Finance Alliance for Net Zero, GFANZ). These frameworks are a high-water mark for the financial sector and will drive the approach BMO takes in pursuit of its Net Zero Ambition.

As part of our commitments, we will establish intermediate and longer-term financed emissions targets. Our 2021 Climate Report published March 7, 2022 disclosed an initial round of sectoral targets including an oil and gas sector scope 1 and 2 intensity target and a scope 3 absolute emissions reduction target. The scope 3 target aligns with the oil and gas demand pathways of the IEA Net Zero Emissions model and primary energy combustion emissions reduction pathways of the GCAM Net Zero 2050 model, both of which are low-to-no overshoot, 1.5C net-zero aligned scenarios. BMO has also set financed emissions targets for Power Generation and personal vehicle lending in Canada and quantified financed emissions for the residential real estate sector. Our work in terms of financed emissions quantification and target setting will continue with additional disclosure in future years consistent with the NZBA, NZAM and PCAF.

Beyond our financed emissions target setting work, we are leveraging our approach to environmental and social risk management policy and due diligence tools to assess sustainability engagement of clients, including development of transition action plans aligned to net zero. We also have in place a board level key risk metric on Carbon related assets, which has defined thresholds considering our net zero targets and Government of Canada decarbonization targets aligned with a 1.5C pathway and Paris Agreement goals.

We believe that this approach is robust and credible and will put BMO on a path to net zero while supporting our clients in their transition and helping to achieve real economy decarbonization.

Implementation of the prohibition policy called for in the proposal would be inconsistent with an orderly transition towards net zero. There are significant opportunities for fossil fuel industries to reduce emissions while providing needed energy and inputs as we transition to a net zero emissions future. The Canadian Government has established a Net Zero 2050 goal aligned with a 1.5C mscenario. No current policy plans suggest a phase-out of oil and gas production in Canada will occur to achieve these objectives.

Science-based and net zero-aligned climate scenarios like those of the IEA and IPCC, recognize that the oil and gas sector remain part of the primary energy demand mix in 2050. Decarbonization of the operations of oil and gas companies is a critical element of the transition. Continued investment in existing sources of oil and gas production is recognized as being needed in order to avoid a precipitous decline in supply that could create energy shortages during the transition. An orderly transition to net zero requires a pragmatic approach that takes into account energy needs and decarbonization goals.

BMO is committed to our Purpose aligned Net Zero Climate Ambition, quantifying and disclosing financed emissions baselines, utilizing science-based approaches for sectoral decarbonisation modelling and target setting, and developing credible transition action plans. The issues are complex and will require sophisticated strategies to address. The shareholder proposal does not take account of these complexities, and misconstrues the role and use of climate models.

For each of these reasons, the board recommends a vote AGAINST this proposal.

Bank of Montreal Management Proxy Circular 2022	99

Withdrawn Proposal

B.C. General Employees’ Union General Fund and B.C. General Employees’ Union Defence Fund, 4911 Canada Way, Burnaby, B.C. V5G 3W3 (BCGEU) has submitted a proposal which has been withdrawn based on the Bank’s confirmation as described below.

As BCGEU outlined in its withdrawn proposal, in the United States, an increasing number of publicly traded and private entities are purchasing single family residences on a large-scale basis and converting them into rental accommodation. Groups such as the UN Special Rapporteur on the right to adequate housing have raised concerns about the potential for adverse human rights impacts stemming from this financialization of housing. The withdrawn proposal requested that the Bank, in collaboration with leading Canadian banks, develop a human rights due diligence tool to assess and mitigate the potential negative effects of the financialization of housing in Canada, particularly as it relates to single family homes.

As outlined in the Bank’s Statement on Human Rights, the Bank has committed to embed the United Nations Guiding Principles on Business and Human Rights (UNGPS) into its policies and procedures. Among other things, the Bank

•	has taken responsibility to respect human rights across all of its business activities, including its relationships with customers,
•	has committed to implementing programs for robust ‘human rights due diligence’, including assessing actual and potential human rights impacts, and acting upon findings,
•	has committed to tracking progress and performance, and providing best-in-class transparency and disclosure, and
•	will develop mechanisms to remedy adverse human rights impacts, on its own and working with industry peers to enhance good practice.

The Bank currently carries out due diligence, including with respect to human rights as required by the UNGPS in various aspects of its business. The Bank acknowledges the potential for the financialization of housing in the single family residential sector in Canada, and consistent with the UNGPS, the Bank:

1.

commits to evaluating and enhancing sector-specific due diligence training and processes for commercial real estate banking teams that will specifically address good practice including human rights due diligence considerations related to the purchase and conversion of single family residences into rental accommodation, by December 31, 2022, and

2.

will raise the topic of conversion of single family residences into rental accommodation and related human rights due diligence considerations in discussions on environmental and social risk management with the appropriate industry group, sharing learnings from BMO’s own training development and asking that industry group to facilitate discussions on potential enhancements to good practice in human rights due diligence for this sector, to the extent permitted by applicable laws that regulate anti-competitive behaviour.

The Bank has further agreed to periodically update BCGEU on progress on item 1 above and to continue good-faith dialogues with BCGEU on human rights risk.

100	Bank of Montreal Management Proxy Circular 2022

Attending in person, if we hold a limited in-person meeting

Subject to public health guidelines and compliance with our health and safety protocols, the meeting may also have a limited in-person option at the BMO IFL, 3550 Pharmacy Avenue, Toronto, Ontario.

Please monitor our website (www.bmo.com/main/about-bmo/investor-relations/annual-general-meeting), and our transfer agent’s website (www.envisionreports.com/BMO2022) for updates, including whether a limited in-person option will be available.

PARKING Located on the West side of the building.

DIRECTIONS

From West:

•	401 Eastbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From East:

•	401 Westbound to Don Valley Parkway (DVP) exit
•	Take 404 North to Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From North:

•	404 South to Steeles and Woodbine exit (Exit 22)
•	Turn left on to Steeles Avenue
•	At the 4th set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

From South:

•	Don Valley Parkway (DVP) North which becomes 404 North
•	Take Steeles and Woodbine exit (Exit 22)
•	Stay right and turn right on to Steeles Avenue
•	At the 3rd set of lights, turn right on Pharmacy Ave. and turn into 1st driveway on the right

Your vote matters. See page 4 for detailed information about who can vote, and how to vote. We encourage you to vote right away. BMO